Eisai Co., Ltd. 6-10, Koishikawa 4 chome Bunkyo-ku, Tokyo 112-88 JAPAN
Telephone : (03) 3817- Fax : (03) 3811-

November.20, 2006

Securities and Exchange Commission
Office of International Corporate Finance
Room 3117(Mail Stop 3-9)
450 Fifth S



EISAI CO., LTD. (File No. 82-4015)

Dear Sir/Madam:

Enclosed please find materials submitted pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In order to confirm receipt of the enclosed materials, would you kindly stamp the attached copy of this letter and return it in the enclosed pre-addressed, postage-paid envelope.

Thank you for your attention to this matter.

Very truly yours,

Ryohei Yanagi
Director,
Finance Department
Eisai Co., Ltd.

11/28

82-4015

FOR IMMEDIATE RELEASE

October 9, 2006

Eisai Co., Ltd.
Eisai Inc.

Eisai Receives Decisions of Summary Judgment Motion in US Legal Action Over *Aciphex*® ANDA Filing

Eisai Co., Ltd. (Headquarters: Tokyo, President and CEO: Haruo Naito) and Eisai Inc. (Headquarters: New Jersey, Chairman and CEO: Hajime Shimizu) today announce that they received the court decisions on October 6, 2006 (The US Eastern time) in response to ANDA-related summary judgment motions for *Aciphex*® (Active Ingredient Name: rabeprazole sodium, Product Name in Japan: *Pariet*®).

The Southern District Court of New York granted the summary judgment regarding the validity of *Aciphex*®'s composition of matter patent in its ruling. The court reserved ruling on the enforceability arguments until after trial. We look forward to a trial and will vigorously defend the *Aciphex*® patent in order to protect our interests.

Aciphex® has been shown to have a rapid onset of action and a reliable inhibitory effect on acid secretion related to duodenal ulcers and gastro-esophageal reflux disease, which are confirmed in clinical studies. *Aciphex*® was launched in the U.S. in 1999 and is currently marketed in 79 countries worldwide.

Contacts:

Corporate Communications Department	Cathy Pollini
Eisai Co., Ltd.	Corporate Planning and Communications
TEL: +81-3-3817-5120	Eisai Inc.
	TEL: +1-201-287-2052

EISAI CO., LTD.
AND
CONSOLIDATED SUBSIDIARIES
SEMIANNUAL FINANCIAL REPORT RELEASE

FOR IMMEDIATE RELEASE
October 31, 2006

On October 31, 2006, Eisai Co., Ltd. announced semiannual consolidated financial results for the fiscal year ending March 31, 2007

- Date of the Board of Directors' Meeting for presentation of semiannual consolidated financial results: October 31, 2006
- These financial presentations were not prepared to conform with U.S. GAAP..
- Eisai Co., Ltd. is listed on the First Section of both the Tokyo Stock Exchange and the Osaka Securities Exchange.
- Securities code number: 4523
- Representative of corporation: Haruo Naito, Director, President & CEO
- Inquiries should be directed to: Akira Fujiyoshi, Vice President, Corporate Communications, Investor Relations

Eisai Co., Ltd.
4-6-10 Koishikawa, Bunkyo-ku
Tokyo 112-8088, Japan
Phone: +81-3-3817-5120
URL: http://www.eisai.co.jp/index-e.html

Note: For additional specific information, please refer to the official Japanese-language version of this release. This non-official English translation is provided as a courtesy only.

1. CONSOLIDATED SEMIANNUAL FINANCIAL RESULTS (APRIL 1, 2006 – SEPTEMBER 30, 2006)

(1) RESULTS OF SEMIANNUAL OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2006-September 30, 2006	¥319,389 mil.	13.0%	¥49,643 mil.	9.7%	¥51,745 mil.	9.9%
April 1, 2005-September 30, 2005	¥282,629 mil.	8.3%	¥45,269 mil.	8.9%	¥47,099 mil.	9.0%
April 1, 2005-March 31, 2006	¥601,252 mil.		¥95,704 mil.		¥100,025 mil.	

Period	Net Income	Percent Change	Earnings Per Share (EPS)	Diluted EPS
April 1, 2006-September 30, 2006	¥32,509 mil.	7.8%	¥113.82	¥113.65
April 1, 2005-September 30, 2005	¥30,158 mil.	9.4%	¥105.53	¥105.44
April 1, 2005-March 31, 2006	¥63,410 mil.		¥221.86	¥221.61

Notes: 1. Equity in earnings of associated companies accounted for by the equity method:
- Interim period ended September 30, 2006: (¥8 million)
- Interim period ended September 30, 2005: (¥7 million)
- Fiscal year ended March 31, 2006: ¥25 million

2. Average Common Stock issued and outstanding:
- Interim period ended September 30, 2006: 285,636,228 shares
- Interim period ended September 30, 2005: 285,795,349 shares
- Fiscal year ended March 31, 2006: 285,817,290 shares

3. There have been no changes in accounting methods used by Eisai Group consisting of Eisai Co., Ltd., consolidated subsidiaries and associated companies (hereinafter referred to as 'the Company') during the periods ended September 30, 2006, and 2005.
4. Percentage increase (decrease) compared the corresponding period last year .

(2) FINANCIAL POSITION

Period End	Total Assets	Equity	Owners' Equity* to Total Assets	Owners' Equity per Share
September 30, 2006	¥751,597 mil.	¥535,921 mil.	70.0%	¥1,852.35
September 30, 2005	¥693,638 mil.	¥487,370 mil.	70.3%	¥1,705.15
March 31, 2006	¥747,231 mil.	¥519,215 mil.	69.5%	¥1,816.23

Note:

(Reference) Owners' Equity:
- As of September 30, 2006: ¥526,064 million
- As of September 30, 2005: ¥487,370 million
- As of March 31, 2006: ¥519,215 million

Number of shares issued and outstanding:
- As of September 30, 2006: 283,998,290 shares
- As of September 30, 2005: 285,822,814 shares
- As of March 31, 2006: 285,874,916 shares

Conventionally used Shareholders' Equity, Equity Ratio and Shareholders' equity per Share respectively were described as'Owners' Equity', ' Owners' Equity to Total Assets ' and 'Owners' Equity per Share' respectively in the column for the period end of September 30, 2005 and March 31, 2006.

(3) CASH FLOWS CONDITION

Period	Operating Cash Flows	Investing Cash Flows	Financing Cash Flows	Cash & Cash Equivalents
April 1, 2006-September 30, 2006	¥36,615 mil.	(¥21,205 mil.)	(¥25,116 mil.)	¥174,979 mil.
April 1, 2005-September 30, 2005	¥39,903 mil.	(¥14,135 mil.)	(¥10,127mil.)	¥160,137 mil.
April 1, 2005-March 31, 2006	¥87,053 mil.	(¥29,513 mil.)	(¥21,843 mil.)	¥183,278 mil.

(4) NUMBER OF CONSOLIDATED SUBSIDIARIES, NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATED COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

- Consolidated subsidiaries: 41
- Non-consolidated subsidiaries: -
- Associated companies: 1

(5) CHANGES IN NUMBER OF CONSOLIDATED SUBSIDIARIES AND ASSOCIATED COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

- Number of newly consolidated subsidiaries: 2
- Number of companies omitted from consolidation: 1
- Number of companies to which equity method is newly applied: -
- Number of companies omitted from application of equity method: 1

2. CONSOLIDATED FINANCIAL FORECAST FOR THE FISCAL YEAR ENDING MARCH 31, 2007

Period	Net Sales	%	Operating Income	%	Ordinary Income	%	Net Income	%
April 1, 2006-March 31, 2007	¥653,000 mil.	8.6	¥105,000 mil.	9.7	¥108,500 mil.	8.5	¥68,500 mil.	8.0

Note: Forecasted Annual Earnings per Share (EPS): ¥241.20

*Refer to page 21 - 22 in the attached materials in regards to the assumptions of the above consolidated forecast and the basis of presenting consolidated financial statements.

I. Business Flows Within the Group

The Group consists of Eisai Co., Ltd. (hereinafter referred to as 'the Parent Company'), 41 consolidated subsidiaries and 1 associated company accounted for by the Equity Method. The diagram below shows the principal operations and flows within the Group.

[Japan]
<Pharmaceuticals Segment>



* Sanko Junyaku Co., Ltd.
(Diagnostics Prod./Sales)
* Sannova Co., Ltd.
(Pharma Prod./Sales)
Products
* Elmed Eisai Co., Ltd.
(Pharma Sales)
* KAN Research Institute, Inc.
(Basic Research)
*Eisai R&D management.,Ltd
(Management/Operation
for Pharma R&D)
* Palma Bee'z Research Institute
Co., Ltd
(Diagnostics Prod. Research)
Other ---1
(Total 7 companies)

Products
Research
Management
& Operation, etc
Research
EISAI CO., LTD.

<Other Segment>



*Eisai Food & Chemicals Co., Ltd.
(Food additives and Chemicals Sales)
*Eisai Distribution Co., Ltd.
(Distribution)
*Sunplanet Co., Ltd.
(Other Services)
*Clinical Supply Co., Ltd.
(Medical Devices Prod./Sales)
* Eisai Seikaken Co., Ltd.
(Agro-chemical Prod./Sales)
* Eisai Machinery Co., Ltd.
(Pharma Production Machinery
Prod./Sales)
(Total 6 companies)

Products
Distribution
Service
Other
Service

[Overseas]
<Pharmaceuticals Segment>
North America



* Eisai Corporation of North America
(Holding Company)
* Eisai Research Institute of Boston Inc.
(Basic Research)
* Eisai Inc. (Pharma Prod./Sales)
* Eisai Medical Research Inc. (Clinical Research)
(Total 4 companies)

Research
Bulk
Research

Europe



*Eisai Europe Ltd.
European Regional Headquarters
(Holding company)
*Eisai Ltd.
(Pharma Sales/Clinical Development)
*Eisai GmbH (Pharma Sales)
*Eisai S.A.S. (Pharma Prod./Sales)
Products
*Eisai B.V. (Pharma Prod./Sales)
* Eisai London Research Laboratories, Ltd.
(Research)
* Other --- 4
(Total 10 companies)

Management
& Operation, etc
Research
Bulk
Research

Asia and Others



* P.T. Eisai Indonesia (Pharma Prod./Sales)
* Eisai (Thailand) Marketing Co, Ltd.
(Pharma Prod./Sales)
* Eisai Taiwan Inc. (Pharma Prod./Sales)
* Eisai China Inc. (Pharma Prod./Sales)
*Eisai Korea Inc. (Pharma Sales)
*Other --- 7
(Total 12 companies)

Products/
Bulk

<Other Segment>
North America



* Eisai Machinery U.S.A., Inc.
(Pharma Production Machinery Sales)
* Other --- 1
(Total 2 companies)

Products

Europe



* Eisai Machinery GmbH
(Pharma Prod. Machinery Manufacture/Sales)
(Total 1 company)

Products

←——— Shows sales flow

Symbol Explanation:
* : Consolidated subsidiaries (41companies)
# : Associated companies accounted for by the equity method (1 company)

Affiliated Companies

(Consolidated Subsidiaries) (As of September 30, 2006)

Company Name	Location	Common Stock		Voting rights	Description of Operations *1	Relationship/Operations	Note
Sanko Junyaku Co., Ltd.	Tokyo	¥5,262	million	50.88%	Diagnostic product production/sales	-	*3,4
Sannova Co., Ltd.	Gunma Pref.	¥926	million	79.97%	Pharmaceutical production/sales	(E) Pharmaceutical product purchase	*4
Elmed Eisai Co., Ltd.	Tokyo	¥450	million	100.00%	Pharmaceutical sales	-	
Eisai Food & Chemicals Co., Ltd.	Tokyo	¥101	million	100.00%	Food additives/chemicals sales	(E) Food/chemicals sales	
Eisai Machinery Co., Ltd.	Tokyo	¥100	million	100.00%	Pharmaceutical machinery production/sales	-	
KAN Research Institute, Inc.	Kyoto	¥70	million	100.00%	Basic research	(E) Basic research	
Eisai Distribution Co., Ltd.	Kanagawa Pref.	¥60	million	100.00%	Pharmaceutical distribution	(E) Pharmaceutical product distribution	
Eisai R&D management., Ltd.	Tokyo	¥10	million	100.00%	Pharmaceutical management & operation of R&D	(E) Pharmaceutical management & operation of R&D	*5
Sunplanet Co., Ltd.	Tokyo	¥455	million	85.11%	Administrative/Catering/Printing service, Real estate management	(E) Purchase of admin./catering/ printing service	
Clinical Supply Co., Ltd.	Gifu Pref.	¥80	million	84.80%	Medical devices production/sales	-	
Palma Bee'Z Research Institute Co., Ltd.	Tokyo	¥50	million	75.44% (25.44%)	Diagnostic product research	(E) Diagnostic product research	*2
Eisai Seikaken Co., Ltd.	Tokyo	¥50	million	70.00%	Agro-chemical production/sales	-	
		Unit=thousand					
Eisai Corporation of North America	New Jersey, USA	229,100	US$	100.00%	U.S. subsidiaries holding company	-	*4
Eisai Research Institute of Boston Inc.	Massachusetts, USA	115,300	US$	100.00% (100.00%)	Basic research/chemical process research	(E) Basic research/ clinical trial process research	*2,4
Eisai Inc.	New Jersey, USA	83,600	US$	100.00% (100.00%)	Pharmaceutical production/ sales	(E) Pharmaceutical bulk sales	*2,4,10
Eisai U.S.A., Inc.	New Jersey, USA	29,500	US$	100.00% (100.00%)	Others	-	*2,9
Eisai Medical Research Inc.	New Jersey, USA	1,000	US$	100.00% (100.00%)	Pharmaceutical clinical research	(E) Pharmaceutical clinical research	*2
Eisai Machinery U.S.A. Inc.	New Jersey, USA	1,000	US$	100.00% (100.00%)	Pharmaceutical machinery sales	-	*2
Eisai Europe Ltd.	London, UK	50,561	UK£	100.00%	European Regional Headquarters (Holding Company)	(E) Outsource European pharmaceutical business management	*4
Eisai Ltd.	London, UK	15,548	UK£	100.00% (100.00%)	Pharmaceutical sales/clinical research	(E) Pharmaceutical clinical research	*2
Eisai London Research Laboratories Ltd.	London, UK	12,000	UK£	100.00% (100.00%)	Basic research	(E) Basic research	*2
Eisai GmbH	Frankfurt, FRG	7,669	EUR	100.00% (100.00%)	Pharmaceutical sales	(E) Pharmaceutical sales	*2
Eisai Machinery GmbH	Cologne, FRG	1,278	EUR	100.00% (100.00%)	Pharmaceutical machinery production/sales	-	*2
Eisai S.A.S.	Paris, France	19,500	EUR	100.00% (100.00%)	Pharmaceutical production/sales	-	*2
Eisai B.V.	Amsterdam, Neth.	540	EUR	100.00% (100.00%)	Pharmaceutical production/sales	(E) Pharmaceutical bulk sales	*2
Eisai Farmaceutica S.A.	Madrid, Spain	4,000	EUR	100.00% (100.00%)	Pharmaceutical sales/promotion	-	*2
Eisai S.r.l	Milano, Italy	3,500	EUR	100.00% (100.00%)	Pharmaceutical sales	-	*2
Eisai Pharma AG	Zurich, Switzerland	3,000	CHF	100.00% (100.00%)	Pharmaceutical sales	-	*2
Eisai AB	Stockholm, Sweden	10,000	SEK	100.00% (100.00%)	Pharmaceutical sales	-	*2
P.T. Eisai Indonesia	Jakarta, Indonesia	5,000	US$	100.00%	Pharmaceutical production/sales	(E) Pharmaceutical sales	
Eisai Asia Regional Services Pte. Ltd.	Singapore	26,400	S$	100.00%	Holding company in Asia	-	
Eisai (Singapore) Pte.Ltd.	Singapore	300	S$	100.00% (100.00%)	Pharmaceutical sales	(E) Pharmaceutical sales	*2,5
Eisai (Malaysia) Sdn. Bhd.	Petal. Jaya, Malaysia	470	M$	100.00% (5.74%)	Pharmaceutical sales	(E) Pharmaceutical sales	*2
Eisai (Thailand) Marketing Co., Ltd.	Bangkok, Thailand	11,000	Baht	49.90% (49.90%)	Pharmaceutical production/sales	(E) Pharmaceutical sales	*2,8
Eisai Taiwan Inc.	Taipei, Taiwan	270,000	NT$	100.00%	Pharmaceutical production/sales	(E) Pharmaceutical sales	
Eisai China Inc.	Suzhou, China	319,205	RMB	100.00% (100.00%)	Pharmaceutical production/ sales	(E) Pharmaceutical sales	*2

Company Name	Location	Common Stock		Voting rights	Description of Operations *1	Relationship/Operations	Note
Eisai Hong Kong Co., Ltd.	Hong Kong, China	500	HK$	100.00% (10.00%)	Pharmaceutical sales	(E) Pharmaceutical sales	*2
Eisai Korea Inc.	Seoul, Korea	3,512,000	Won	100.00%	Pharmaceutical sales	-	
Hi-Eisai Pharmaceutical Inc.	Manila, Philippines	45,000	Peso	50.00% (1.45%)	Pharmaceutical production/sales	(E) Pharmaceutical sales	*2,8
Eisai Pharmaceuticals India Private Ltd.	Mumbai, India	100,000	Rupee	100.00% (1.00%)	Pharmaceutical production/sales	(E) Pharmaceutical sales	*2
Eisai Australia Pty.Ltd.	Sydney, Australia	1,000	Aus$	100.00%	Pharmaceuticals	-	

(Equity in Earnings in Associated Companies Accounted for by Equity Method) (As of September 30 , 2006)

Company Name	Location	Common Stock (Unit: thousands)		Voting rights	Description of Operations	Relationship/Operations	Note
Bracco-Eisai Co., Ltd.	Tokyo	¥340	million	49.00%	Contrast media import/ production/sales	(E) Pharmaceutical product purchase	

(E) indicates Eisai Co., Ltd.

Notes: *1. Description of Operation's column lists by type of operation segment.

*2. Voting rights (%) ownership: Figures in parenthesis represent percentage indirectly owned by the Parent Company.

*3. The stock of Sanko Junyaku Co., Ltd. is traded in the Over-the-Counter market (JASDAQ).

*4. Specially designated subsidiary according to the stock exchange law.

*5. Newly established and consolidated subsidiaries.

6. In June, 2006, Eisai Pharma-Chem Europe Ltd. completed liquidation.

7. Eisai-Novartis Verwaltungs GmbH was merged into a consolidated subsidiary, Eisai GmbH.

*8. The Parent Company does not have a more than 50 percent ownership in Eisai (Thailand) Marketing Co., Ltd., and Hi-Eisai Pharmaceutical Inc., but they are considered as consolidated subsidiaries under the application of the "controlling entity" standard.

*9.Eisai U.S.A.Inc. is in the process of liquidation.

*10. In the consolidated financial results for the period under review, the only subsidiary whose sales exceed ten percent of consolidated sales is Eisai Inc. and its principal financial results are noted below.

Sales	¥139,789mil.
Ordinary income	¥13,827 mil.
Net income	¥8,594 mil.
Equity	¥55,522 mil.
Total assets	¥156,522 mil.

In addition, we established Eisai Clinical Research Singapore Pte.Ltd in October 2006.

2. Management Policy

1) Basic policy of management

The Eisai Group (hereinafter referred to as "the Company") defines its mission as "to give first thought to patients and their families and to increase the benefits healthcare provides." Consistent with this corporate philosophy, all Eisai Group members aspire to consistently exemplify a *"human health care (hhc)* company," which is capable of making a meaningful contribution under any healthcare system through meeting the various needs of global healthcare. We codified this basic concept into the bylaws to share it with shareholders.

In order to act on this policy, we are committed to further expand the trustworthy relationships with our principal stakeholders including patients, customers, shareholders, and employees and promote compliance while always observing laws and ethical standards, thereby enhancing corporate value.

2) Management strategies and issues the Company faces

The business environment surrounding the pharmaceutical industry has been increasingly pressured and is set for great change, as represented by the accelerating healthcare cost-containment measures in Japan, the U.S., Europe and Asia, the swelling research and development (R&D) expenditures, the advancement of science and technology, the emergence of new economic blocs, and the trend of industry reorganization. In addition to having to manage their core business, companies are facing intensifying public calls for the fulfillment of social responsibilities to ensure global environmental conservation and sustainability of society.

Because of and within the above context, the Company launched the "Dramatic Leap Plan", the 5th Mid-term Strategic Plan ending in FY 2011, in April 2006. This plan aims to further improve efficiency and productivity by giving the Company the ability to handle any situation arising anywhere flexibly and thoroughly. To that end, the Company places principle functions that are part of the pharmaceutical business model in the most appropriate country and region based on the concept of "value creation at all places by the best people with the appropriate structure" and implements its business in consideration of the current situation of each region.

Taking the advantage of opportunities for future growth, we strive to create "patient value", "shareholder value" and "employee value" in order to improve our corporate value. In addition, we work to fulfill our corporate social responsibilities.

(1) Creation of "patient value"

It is our firm belief that the primary mission of a pharmaceutical company lies in the creation of value for patients. We believe that the creation of "patient value" lies in "discovery of innovative drugs for combating the diseases for which adequate treatments have not been discovered and raising quality of life of patients", "ensuring a stable supply of quality products" and "provision of information for safe and proper usage of drugs".

a) Further concentration in the R&D area

By further advancing the concept of focused R&D activities, the Company will continuously endeavor to discover pharmaceutical products in neurology and oncology – areas where adequate treatments have frequently not been established – that are superior in terms of efficacy, safety and economy.

In the neurology franchise, we aim to discover new therapeutic agents for neurodegenerative disorders such as Alzheimer's disease. At the same time, we will steadily advance research related to epilepsy, Parkinson's disease and other neurological and psychiatric disorders.

As for oncology, we will carry out multifaceted and globally leading-edge R&D in anticancer treatment in areas with the highest potential for innovation. At the same time, we will strive to enrich our pipeline, including pursuing supportive therapies for pain relief, anemia, and emesis, which are essential for the enhancement of benefits to patients.

Furthermore, we will aggressively advance strategic product acquisitions and alliances as well as joint research with outside organizations in order to reinforce each franchise area.

b) Expansion of discovery research and clinical research operations

KAN Research Institute (Hyogo Prefecture), a subsidiary of Eisai that specializes in life science research and focuses on the newest areas of drug discovery, has started operations in its new relocated facilities in the Kobe biocluster and works to further enrich our research activities. In addition, our subsidiaries focused on discovery research, Eisai Research Institute of Boston, Eisai London Research Institute, and Tsukuba Research Laboratories in Japan work to ensure that Eisai's R & D activities can better progress from discovery through entry into clinical studies. The Company is also promoting the integration of our global clinical research operations under leadership that unifies all geographic areas—Japan, the U.S., Europe and Asia—with a particular aim on the Asian region, so as to make the most of the growing opportunities in this market.

c) Enhancement of global R&D management ability

It is the most important task for R&D to advance themes as planned. In April 2006, the Company established a subsidiary responsible for the management of R&D in order to make optimal decisions on a global level. Accordingly, the Company strives to produce new drugs smoothly and within desired timelines by improving the efficiency and the productivity of the R&D activities.

d) Establishment of a system to realize stable supply of high-quality pharmaceutical products

The Company aims to lead the global market in providing a stable supply of high-quality products, while also achieving cost competitiveness. To achieve this aim, the Company is promoting the construction of a system that enables production of high-quality pharmaceuticals that meet our original quality assurance standards. Meanwhile, we are expanding our production functions in Japan, the U.S. and Asia, as well as promoting a plan to establish new production bases in Europe and India. Through such efforts, the Company will pursue the enrichment of its "seamless value chain" and achieve a globally stable supply of high-quality pharmaceutical products.

e) Improvement of information provision

In order to promote the appropriate use of our products, the Company is dedicated to information provision on safety and efficacy of its pharmaceutical products through timely collection, analysis and evaluation of the latest product information available. Regarding future products, we are pursuing global efforts to develop in-house marketing activities, more effectively to communicate with healthcare professionals. For this purpose, we are increasing the number of medical representatives in Japan, the U.S., Europe, China and other areas. At the same time, we will construct a strategic global marketing system, with headquarters in the U.S. which will collaborate closely with Europe and Japan, and strive to enrich our information provision activities.

Furthermore, various public educational programs on Alzheimer's disease are conducted throughout Japan and globally. These initiatives include developing online resources for patients/caregivers as well as supporting activities by Alzheimer's associations and the healthcare professionals specializing in treating this disease.

f) Strategic entry into new areas

The Company is implementing a strategy to transfer selected functions including clinical research, production, data management/statistical analysis, process chemistry and formulation research to areas with excellent technological bases that are also cost-effective.

(2) Creation of "shareholder value"

The Company is committed to global efforts aimed at creating "patient value" while pursuing sustained growth and increased value generation and return to shareholders. In pursuing the above, we shall also engage in a constant effort to enhance "shareholder value" through increasing transparency in our business operations through active and fair disclosure of corporate information.

a). Sustainable growth through enhancement of the business foundation

The Company is undertaking business activities relying on centers that have been established in the major regions of Japan, the U.S., Europe and Asia. In particular, the Company is currently pursuing new business opportunities in the markets of the enlarged EU, where the Company is stepping up efforts for further growth of its leading products such as Aricept for the Alzheimer's disease treatment, and Pariet (U.S. brand name: Aciphex), the proton pump inhibitor. Furthermore, we are seeking growth through the development of our oncology business, which will support and allow us to prepare for the launch of anticancer compounds that are in our pipeline.

The Company plans to invest resources in R&D activities and strategic alliances in order to strengthen our therapeutic focus areas, with the hope of achieving sustainable growth.

b) Basic policy on profit appropriation

Eisai is devoted to providing sustainable and stable dividends based on the profitability of the consolidated business as we all emphasizing returns on shareholder equity through the reliance on metrics such as dividend on equity (DOE). Furthermore, the internal reserve fund shall be allocated to enhance R&D activities and reinforce business infrastructure with an eye to increasing corporate value. We aim for an 8% level of DOE as a mid-term target.

(3) Creation of "employee value"

The Company believes that employees are the only stakeholders that can solely and directly enhance corporate value. We also seek an environment where all employees share the corporate vision and are motivated to drive the realization of that philosophy through daily business activities. To that end, we consider the key component of our human resource management is to be the encouragement of employee skill development in order to provide a rewarding working environment for employees, taking each individual's strengths and will into account.

a) Employee skill and career development

Eisai provides programs that enable each of its employees to voluntarily achieve personal growth to encourage innovation. In order to support the acquisition of knowledge and skills necessary for work, we offer scholarship programs for business/law schools and other outside short-term training courses according to the needs of each of the countries in which Eisai operates.

Furthermore, we have established the Global Human Resource Management Section, a department dedicated to the global human resource management strategy. Eisai proactively undertakes efforts to ensure the global career development of employees—through the construction of a system for international exchange of personnel as well as making available leadership training tools.

b) Facilitation of an environment for greater employee satisfaction

The basic policy of the Company is to maintain a compensation level that is correlated with productivity and the potential for the creation of value. This includes recruitment, advancement and promotions, placement and equal opportunity for skill development—which are provided to enable employees to strive toward the realization of Eisai's corporate philosophy. To allow individuals to maximize capabilities in their area of responsibility as well as maintain work life balance, the Company proactively provides various options for employees with respect to their life needs including providing child care support. In addition, inspections are scheduled and conducted regularly in order to improve the work environment and ensure the health and safety of our employees.

In addition, a health insurance program is provided through the Eisai Health Insurance Union as is a corporate pension program that is funded by Eisai Co., Ltd. The Group companies also offers benefit packages that are tailored to employees in each of the countries and regions where we do business.

(4) Fulfillment of corporate social responsibilities

The Company regards fulfillment of its corporate social responsibilities as a high priority for management, in order to secure and maintain the trust of various stakeholders. Thus, we are dedicated to the enhancement of internal control systems and compliance, environmental protection and philanthropic activities.

a) Internal control system

The Company has established an internal control policy to define basic guidelines for the establishment and implementation of an internal control system, which applies to all levels of officers and employees. The Company also promotes enhancement of the system, so as to proactively address a wide spectrum of possible risks in its business activities.

In addition to appointing an executive officer in charge of promoting internal control, the Company has established a department, which has the authority and responsibility for the construction and operation of the internal control system for the whole of Eisai. Furthermore, an executive officer in charge of internal audits is appointed while a department in charge of such activities has been established to ensure that the results of internal audits are reported to the President, Board of Directors and Audit Committee. Departments that are in charge of internal audits are also in place at major subsidiaries. Working in collaboration with Eisai's internal audit division, this system makes it possible for the Company to monitor and ensure the appropriateness of its operations.

In order to secure the credibility of our financial reports, we are aiming for a system that enables the construction and continuous monitoring of internal controls by enhancing the documentation of financial risks and control, inclusive of overseas subsidiaries. To date, we have finished such documentation and verification operations within Eisai Co., Ltd. and the U.S.

subsidiaries, which together account for a majority of our business. Furthermore, to secure the fairness of our financial reports, the responsible individuals at each division and subsidiaries are required to file an affidavit verifying the contents of their reports. Regarding day-to-day risks, the department dedicated to the promotion of internal control is carrying out Control Self Assessment (CSA) activities through which every division of the Company can conduct self-evaluations of its progress in the establishment of the internal control system.

b) Promotion of compliance

To deal with business compliance issues, the Company has stipulated a Charter of Business Conduct as well as Business Conduct Guidelines and requires all officers and employees to rigorously observe compliance in their daily activities.

The Company has appointed an executive officer (compliance officer) in charge of promoting and supervising compliance. A department dedicated to the promotion of compliance has also been established. The Compliance Committee, consisting primarily of outside legal specialists, has also been established as an advisory organization to the compliance officer. Furthermore, a Compliance Charter has been established for the Company and a Compliance Handbook, which lists the Charter as well as guidelines of conduct, has also been created. While periodically and continuously revising this handbook, we are also implementing periodic compliance training for all officers and employees. Furthermore, we have established compliance desks within and outside of Eisai for the prevention and early resolution of risks.

As for information management, an executive officer responsible for information security for the Company has been appointed to establish and implement our policy.

c) Environmental protection

To ensure environmental protection, Eisai has introduced environmental management systems in accordance with ISO14001 standards at its principal manufacturing facilities in Japan and continues efforts for upgrading and strengthening their environment-related controls. Other operating units and subsidiaries across the world also are striving to establish their own environmental management systems so that they can reduce the environmental burden generated from their operations by means of stricter control of greenhouse gas emissions, promotion of energy and resource conservation as well as recycling and waste reduction.

d) Philanthropy

In pursuit of its corporate vision, the Company is making a number of philanthropic contributions, notably in the healthcare field. Such contributions include sponsorship of an annual program to award healthcare professionals who have dedicated their lives to medical or care services under challenging environments, assistance to encourage natural science research and knowledge dissemination related to human diseases and their remedies, promotion of interdisciplinary healthcare study including health economics, and development of young researchers. The Company also supports a number of educational initiatives designed to raise the awareness of Alzheimer's disease, programs for elderly patients and caregivers as well as activities providing relief for victims of natural disasters in many countries.

3) Basic policy of corporate governance and structure

Based on the recognition that further improvement of corporate governance is of paramount importance, Eisai works on the enhancement of its corporate governance structure as a way to increase corporate value.

Eisai strives to enhance stakeholder value by satisfying unmet medical needs and actively returning profits to shareholders in accordance with the corporate philosophy codified as an article in the bylaws.

Eisai is a company with committees system where the functions of supervision and operation are clearly separated and the Board focuses on management by delegating business decision-making extensively to officers in accordance with laws and the bylaws. In order to oversee company operations objectively and equitably from the shareholders' and stakeholders' perspectives, the roles of the Board Chairperson and President & CEO are separated. Furthermore, an outside director assumes the role of the Board Chairperson and the President & CEO alone holds the concurrent post of director. The Board of Directors consists of a majority of outside directors who have been selected based on certain standards to ensure corporate independence. In addition, all members of both the Nominating Committee and the Compensation Committee are composed of outside directors. With an outside director as chair, the Audit Committee consists of a majority of outside directors and directors with a good understanding of the internal systems, processes and procedures required to have effective operations.

The Company has established a committee of outside directors that is independent of management. This committee proactively operates the "Policy for Protection of the Company's Corporate Value and Common Interests of Shareholders." It evaluates the cost of buying Eisai stock and makes assessments on whether the allotment of new stock acquisition rights (stock options) should be proposed to the Board of Directors.

Furthermore, through proactive and timely disclosure of important information related to the management of the Company, we will execute fair and highly-transparent management of the Company.

The state of Eisai's corporate governance is reported to the Tokyo Stock Exchange and the Osaka Securities Exchange as the "Corporate Governance Report." The English version of the report is available at Eisai's corporate website: (http://www.eisai.co.jp/pdf/ecompany/egovernance0731.pdf.)

3. Performance Review and Financial position

1) Operating results for the period under review

[Sales and income]

- The Company achieved the following consolidated financial results for the period under review:

Net Sales:	¥319,389 mil.	(13.0% increase year-on-year)
Operating income:	¥49,643 mil.	(9.7% increase year-on-year)
Ordinary income:	¥51,745 mil.	(9.9% increase year-on-year)
Net income:	¥32,509 mil.	(7.8% increase year-on-year)

- Net Sales gained ground in Japan, the U.S, Europe, and Asia as sales of Aricept expanded to ¥116,242 million, up 29.3% from the same period last year, and those of Pariet (U.S brand name: Aciphex) increased to ¥83,428 million, up 16.6% year-on-year.
- Despite investment of ¥52,242 million in R&D (up 17.7% year-on-year), operating income, ordinary income and net income all continued their upward trend, due mainly to a reduction in the ratio of COGS to net sales (16.7%, down 0.6 points year on year).

[Conditions by segment]
(Net Sales for each segment are those to external customers)
Performance by operating segment
<Pharmaceuticals segment>

- In the Pharmaceuticals segment, sales of Aricept, Aciphex /Pariet soared in all regions.
- Consequently pharmaceutical sales came to ¥308,866 million, up 13.4% year-on-year, while operating income amounted to ¥50,714 million, up 8.6% year-on-year.

<Other segments>

- Despite the fact that sales in other segments such as food additives and chemicals, and machinery increased 2.6% year-on-year to ¥10,523 million, operating income for this group totaled ¥940 million, a decrease of 18.3% year-on-year.

(2) Performance by geographic area
<Japan>

- Sales in Japan amounted to ¥143,496 million, up 2.8% year-on-year, while operating income came to ¥34,112 million, down 7.8% year-on-year due to continuing investments in R&D, etc.
- In the pharmaceutical segment, sales of Aricept grew to ¥23,895 million, up 16.6% year-on-year, and those of Pariet soared to ¥14,639 million, up 11.3% year-on-year.

<North America>

- Sales in North America amounted to ¥139,130 million, up 22.1% year-on-year, and operating income rose to ¥13,250 million, up 55.7% year-on-year.
- Sales of Aricept increased to ¥72,745 million, up 38.2% (up 31.1% in constant dollar terms) year-on-year, and those of Aciphex increased to ¥60,439 million, up 13.1% (up 7.3% in constant dollar terms) year-on-year.

<Europe>

- Sales in Europe reached ¥26,478 million, up 24.9% year-on-year, while operating income came to ¥2,016 million, down 24.8% year-on-year.
- Sales of Aricept advanced 13.7% year-on-year to ¥16,751 million, and sales of Pariet came to ¥6,048 million, up 73.4%.
- In July, 2006, marketing of the non-opioid severe chronic pain agent Prialt® was begun in the UK and Germany.

<Asia and other regions>

- Sales in Asia and other regions soared 30.2% year-on-year to ¥10,284 million, and operating income increased 21.4% year-on-year to ¥1,848 million.
- Meanwhile sales of Aricept amounted to ¥2,849 million, up 41.2% year-on-year, and sales of Pariet were bolstered to ¥2,301 million, up 54.2% year-on-year.

<Overseas total>

- Total overseas sales excluding Japan grew to ¥175,892 million, an increase of 23.0% year-on-year, accounting for 55.1% of the company's consolidated total net sales, up 4.5% year-on-year

[Profit appropriation]

- Eisai intends to set the interim dividend at ¥55 per share, which is an increase of ¥15 over the previous half-year period.

2) Financial condition for the Semiannual period under review

[Assets etc.]

- Total assets at the end of the semiannual period under review stood at ¥751,597 million, an increase of ¥4,366 million from the end of the previous year. Trade receivables and deferred tax assets were the main items that showed an increase.
- Total liabilities amounted to ¥215,676 million, down ¥3,043 million year-on-year. Liability for retirement benefits was the main item that showed a decrease.
- Total equity came to ¥535,921 million, a increase of ¥7,409 million year-on-year, resulting in a ratio of owners' equity to total assets of 70.0%, up 0.5 points year-on-year. In addition, purchase of treasury stock was conducted in August.

[Capital expenditures]

- Capital expenditures amounted to ¥7,993 million, a decrease of ¥948 million year-on-year, most of which were used to upgrade production facilities, and R&D laboratories in Japan and the US.

[Cash flow]

- Net cash provided by operating activities for the semiannual period under review stood at ¥36,615 million, a decrease of ¥3,288 million year-on-year. Income before income taxes amounted to ¥51,305 million, depreciation and amortization expenses came to ¥12,278 million, while income taxes paid totaled ¥25,773 million.
- Cash outflows arising from investing activities amounted to ¥21,205 million, an increase of ¥7,069 million year-on-year, of which ¥11,635 million was used to acquire tangible fixed assets, and ¥13,791 million was used to purchase investment securities.
- Net cash used in financing activities amounted to ¥25,116 million, up ¥14,988 million year-on-year. ¥14,293 million was paid for dividends and ¥11,060 million was paid for purchase of treasury stock.
- As a result of such activities, cash and cash equivalents at the end of the semiannual period under review came to ¥174,979 million, down ¥8,299 million year-on-year.

[Trends in Consolidated Financial Indicators]

	Year ended March 2003	Year ended March 2004	Year ended March 2005	Year ended March 2006	Semi-annual period of fiscal year ending September 2006
Owners' Equity to Total Assets (%)	65.6	68.1	69.4	69.5	70.0
Market Cap. Ratio (%)	107.7	131.8	157.0	196.3	215.8
Debt repayment term (years)	0.04	0.03	0.06	0.03	0.04
Interest coverage ratio	489.6	1,040.6	856.3	1,922.7	659.2

(Note) Calculation method for each indicator in the above table is as follows:

Owners' Equity to Total Assets : (Equity – Minority Interests- Stock Acquisition Rights) / Total Assets

Market Cap. Ratio : market capitalization (the stock price at the end of the period x number of shares outstanding at the end of the period after deduction of treasury stock)/total assets

Debt repayment term : interest-bearing debt (bonds payable, loans payable, agent deposits payable)/operating cash flow

Interest coverage ratio : operating cash flow/interest payments(interests paid)

Please note that debt repayment term as of the end of the first-half period shown above was calculated using twice the operating cash flow to obtain its annualized pro-forma figure for reference purposes.

3) Second Quarter Financial Highlights (July 1, 2006 – September 30, 2006)

- Consolidated net sales during the quarter amounted to ¥165,445million, which was a 12.7% increase compared to the corresponding period last year.
- Net sales of Aricept soared to ¥62,503 million, a 29.6% rise year-on-year. Of this, sales of ¥12,393 million were contributed by Japan, up 16.6%, and ¥39,619 million were recorded in North America, a 36.1.% increase (30.1% in constant dollar terms). Global sales of Pariet (U.S. brand name: Aciphex), totaled ¥42,972 million, an increase of 14.8%. Sales in Japan for this product rose 9.7% to ¥7,495 million and those in North America increased to 10.7% (5.9% in constant dollar terms) to ¥31,184 million.
- Increases in net sales to external customers were observed in each geographic area. Japanese sales secured a 3.0% gain and the North American market expanded 19.7%. The European territories grew sales by 30.5% and 'Asian and other markets' generated a 27.0% increase on a year-on-year basis.
- Research and development expenses came to ¥27,892 million, up 13.9% versus the same period last year, while selling, general and administrative expenses amounted to ¥85,615 million, up 14.2%. Despite such increases in other expenses, cost of goods sold increased 7.3% to ¥26,404 million with the ratio of COGS to sales being 16.0%. (0.8 points down year-on-year).
- Operating income for the second quarter increased 11.9% year-on-year to ¥25,532 million, ordinary income increased 12.3% versus the same period last year to ¥26,634 million, and net income increased 9.4% to ¥16,667 million.
- Net cash provided by operating activities in the second quarter was ¥28,540 million, up ¥734 million year-on-year. Cash outflows dedicated to investing activities totaled ¥9,410 million, up ¥4,155 million from the same period a year earlier, principally due to capital expenditures for property, plant, and equipment, and investment securities.

4) Progress in R & D and other Business developments

[Products under development]

- Eisai group focuses managerial resources on the research areas of neurology and oncology, and implements proactive R&D strategy and tactics in order to maximize our effectiveness in these areas.
- Eisai R&D Management Co., Ltd (in Tokyo), a subsidiary charged with R&D management functions was established in April, 2006 in order to execute the most appropriate decision making for global R&D activities. We have set out to discover new drugs smoothly and within desired timelines via improved efficiency in research and development.
- In October, 2006, Eisai Clinical Research Singapore PTe. Ltd. was established in Singapore to conduct strategic clinical research in Asian countries.
- Phase III study of the endotoxin antagonist E5564 (generic name: eritoran) for severe sepsis was started in the U.S. and Europe.
- Phase III study of the anticancer drug E7389 was started in the U.S. for breast cancer. Discussions are also underway with the U.S. FDA for a potential Subpart H application for breast cancer.

  (Subpart H application: Subpart H of the NDA regulations allow accelerated approval of new drugs that provide meaningful therapeutic benefit over existing treatments for serious or life-threatening illnesses, such as cancer, based on use of a surrogate endpoint that is reasonably likely to predict clinical benefit.)
- Phase III study for the AMPA receptor antagonist E2007 is in progress in Europe for Parkinson's disease. Preparation for Phase III study is in progress in the U.S. In addition, we are aiming for early accomplishment of POC (Proof of Concept) for epilepsy, multiple sclerosis and migraine prophylaxis.
- Phase II study of the thrombin receptor antagonist E5555 for acute coronary syndromes was started in the U.S. and Europe.
- Aricept received FDA approval for an additional indication for the treatment for severe Alzheimer's disease in October, 2006. An additional indication application for severe Alzheimer's disease for Aricept based on the mutual recognition procedure in Europe was submitted in May, 2006.
- An application for an additional indication for Pariet as second line therapy to eradicate H. pylori was filed in August, 2006 in Japan. (second line therapy: an eradication therapy relying on a combination of antibiotics utilized when first-line therapy is not successful.)
- Phase II trial for E0302 (generic name: mecobalamin) was started in Japan, targeting amyotrophic lateral sclerosis (ALS).
- The development of an indication for Aciphex for Intermittent Therapy for symptomatic gastroesophageal reflux disease, which was in Phase II trial in the U.S and the development for gastric cancer for the anti-cancer drug E7070 (generic name: indisulam), which was in Phase II trial in Japan were cancelled. However, E7070 is still under review in the U.S. to determine its potential in other kinds of cancer.

[Major alliances]

- A license agreement concerning the development, manufacture and sales for a gastroprokinetic agent Gasmotin (generic name: mosapride citrate) was concluded in April, 2006 for 10 countries, including ASEAN countries, between Dainippon Sumitomo Pharma Co., Ltd. and Eisai Co., Ltd. Currently, the marketing applications in each country are under preparation.
- A joint development agreement concerning the transdermal patch formulation of Aricept was concluded with Nitto Denko Corporation in May 2006. Joint development for the transdermal patch formulation of Aricept using the technology by Nitto Denko Corporation will be conducted.
- An out-license agreement was concluded in June, 2006 with Radius Health, Inc. (US) for our selective estrogen receptor modulator.
- Eisai Co., Ltd., Eisai Inc. (US), and Teva Pharmaceutical industries Ltd. (Israel) ended the collaboration agreement for rasagiline in July, 2006, which included co-promotion for Parkinson's disease in the U.S. and joint development for Alzheimer's disease.
- Solvay Pharmaceuticals Marketing & Licensing AG, an affiliate of Solvay Pharmaceuticals, and Eisai Co., Ltd. concluded a license agreement in July, 2006 for the co-development and exclusive distribution with Solvay Seiyaku K.K. in Japan of Solvay Pharmaceuticals' treatment for pancreatic exocrine insufficiency (SA-001). The compound is being prepared for PhaseIII study in Japan.
- In September, 2006, a product acquisition agreement with Ligand Pharmaceuticals was concluded for ONTAK® for persistent or recurrent cutaneous T-cell lymphoma, whose malignant cells express the CD25 component of the Interleukin-2 receptor; Targretin capsules and Targretin gel 1% for cutaneous manifestations of cutaneous t-cell lymphoma in patients who are refractory to at least one prior systemic therapy; and Panretin gel 0.1% for cutaneous lesions in patients with AIDS-related Kaposi's sarcoma. These four products will be marketed by Eisai in the U.S beginning October, 2006. In Europe, Targretin (bexarotene) capsules and Panretin (alitretinoin) gel 0.1% will be supplied to the partner companies for distribution in the territory.
- Eisai Co., Ltd., Sanko Junyaku and FUJIREBIO signed a joint research agreement for development of a new KL-6 test kit (supplementary diagnostic marker for interstitial pneumonia) compatible with LUMIPULSE® (automatic chemiluminescent enzyme immunoassay system) in October, 2006.

[Production]

- With the objective of achieving a consistent supply of Aricept and Pariet/Aciphex in order to meet increasing global demand, the Company is shoring up its production capabilities by renovating or expanding relevant facilities.
- The factory in Suzhou, China started production in June, 2006 after the completion of a 2nd production building expansion.
- At the Kashima Plant in Ibaraki Prefecture, partial reconstruction of the existing building was completed in March, 2006. Currently, preparations are being made to allow for the production of bulk drug substance.
- At the Kawashima Plant in Gifu prefecture, a new, environmentally-concerned, effluent treatment facility was constructed in July, 2006 and went into full-scale operation.
- The Company is dedicated to continually enhancing product quality and operational safety while taking environmental conservation into account and seeking reductions in production cost.

[Activities for environmental conservation]

- Keenly aware of global environmental issues, the company is promoting eco-friendly activities as evidenced by the reduction in CO_2 emissions and waste generation, promotion of recycling and green procurement, reduction of toxic air pollutants, etc. consistent with the targets set forth in the long-term plan.
- In July 2006, the Kashima Plant in Ibaraki prefecture received an award from the Minister of Health, Labour and Welfare for its long-term efforts to promote safety and health in the work environment.
- In April 2006, Eisai's Kawashima Industrial Complex was recognized as a SEGES (Social and Environmental Green Evaluation System) by the urban greenery foundation due to our commitment to maintain forestland at the site and in the regional ecosystem.
- The Company has published an "Environmental and Social Report 2006" describing the management system for dealing with environmental and occupational health and safety issues and related achievements.

5) Outlook for the fiscal year 2006

[Consolidated financial forecast]

- We hereby provide the financial forecast on a consolidated basis for the full fiscal year ending March 2007 as follows:

Unit: Millions of yen

	New forecast		Previous forecast		Increase (Decrease)	Increase (Decrease) Ratio
	(A)	(%)	(B)	(%)	(A-B)	
Net Sales	¥653,000	8.6%	¥640,000	6.4%	¥13,000	2.0%
Operating income	¥105,000	9.7%	¥101,000	5.5%	¥4,000	4.0%
Ordinary income	¥108,500	8.5%	¥104,000	4.0%	¥4,500	4.3%
Net income	¥68,500	8.0%	¥67,000	5.7%	¥1,500	2.2%

Notes: Forecasted Annual Earnings per Share (full fiscal period) ¥241.20

<Sales>

- An increment increase in revenue of 13 billion yen is anticipated yielding sales of 653 billion yen. Core products Aricept and Aciphex/Pariet are expected to yield revenue of 237 billion yen and 165 billion yen, respectively, which exceeds the previous prediction.

<Profit>

- Operating income of 105 billion yen is anticipated, which is an increase of 4 billion yen versus the last forecast.
- Ordinary income and net income during this period are anticipated to be 108.5 billion yen and 68.5 billion yen, which represent respective increases of 4.5 billion yen and 1.5 billion yen since the last forecast.
- We will continue to invest proactively in R&D activities, improve the ratio of COGS to sales, and promote efficient and effective management.

[Outlook of Dividends at the end of the period]

- The forecast of the year-end dividend for the fiscal year ending March 2007 has not been changed as it was announced in July 2007.
- We expect a fiscal year-end dividend of ¥55 per share, an increase of ¥5 year-on-year, and expect the annual total dividend will be ¥110 per share, including this interim dividend of ¥55 per share, which will represent an increase of ¥20 year-on-year.

[Non-consolidated financial forecast]

- There is no change in the financial forecast on a non-consolidated basis for the full fiscal year ending March 2007 as announced in July 2006 as follows:

Unit: Millions of yen

Net Sales		Operating Income		Ordinary Income		Net income	
Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
¥346,000	4.2	¥ 64,000	(2.1)	¥ 65,000	(3.5)	¥ 41,000	(6.6)

Notes: Forecasted Annual Earnings Per Share (full fiscal year) ¥144.37

6) Forward-looking Statements and Business Risk

- Materials and information provided in this financial disclosure may contain "forward-looking statements" based on current expectations, business goals, estimates, forecasts, and assumptions that are subject to change due to risks and uncertainties, which could cause actual outcomes and results to differ materially from these statements. Risks and uncertainties include general industry and market conditions, and general domestic and international economic conditions such as interest rate and currency exchange fluctuations.
- Potential risks which fluctuate the consolidated result substantially or impact significantly on an investment decisions are as follows:

  challenges arising out of global expansion, uncertainties in new pharmaceutical product development, risks related to strategic alliances with partners, healthcare cost-containment measures, intensified competition and litigation with generic drugs, possible incidence of adverse events, compliance with laws and regulations, risks related to intellectual property rights, litigations, closure or shutdown of factories, safety issues of raw materials used, information management and outsourcing, environmental issues, risks related to IT security and conditions of financial markets and foreign exchange fluctuations.

In addition, further details about risks stated above are described in the report for securities.

4-1) CONSOLIDATED SEMIANNUAL BALANCE SHEET (ASSETS)

Account Title	Note	September 30 2005 (Millions of Yen)	(%)	September 30 2006 (Millions of Yen)	(%)	March 31 2006 (Millions of Yen)	(%)	Increase (Decrease) (Millions of Yen)
ASSETS								
Current assets:								
Cash and cash in bank		¥70,419		¥74,426		¥74,163		
Accounts and notes receivable-trade	4	140,957		154,125		148,720		
Short-term investments		96,490		107,868		120,021		
Inventories		43,377		48,606		44,949		
Deferred tax assets		30,990		30,453		29,272		
Other current assets		10,887		11,527		15,806		
Allowance for doubtful receivables		(358)		(331)		(333)		
Total current assets		392,764	56.6	426,676	56.8	432,601	57.9	(5,924)
Fixed assets:								
Property, plant and equipment								
Buildings and structures	1,3	65,248		65,543		66,715		
Machinery, equipment and vehicle	1,3	23,685		23,780		25,464		
Land		17,034		17,052		17,052		
Construction in progress		9,338		11,904		9,300		
Others	1,3	9,533		10,292		10,149		
Total property, plant and equipment		124,840	18.0	128,573	17.1	128,682	17.2	(109)
Intangible assets		38,488	5.6	41,629	5.5	43,206	5.8	(1,577)
Investments and other assets								
Investment securities		89,658		112,104		105,452		
Long-term loans receivable		64		14		61		
Deferred tax assets		20,124		32,402		27,612		
Other assets		28,669		10,934		10,393		
Allowance for doubtful accounts		(972)		(737)		(779)		
Total investments and other assets		137,544	19.8	154,718	20.6	142,741	19.1	11,977
Total fixed assets		300,873	43.4	324,921	43.2	314,630	42.1	10,290
Total Assets		¥693,638	100.0	¥751,597	100.0	¥747,231	100.0	¥4,366

4-2) CONSOLIDATED SEMIANNUAL BALANCE SHEET (LIABILITIES AND EQUITY)

Account Title	Note	September 30 2005 (Millions of Yen)	(%)	September 30 2006 (Millions of Yen)	(%)	March 31 2006 (Millions of Yen)	(%)	Increase (Decrease) (Millions of Yen)
LIABILITIES								
Current liabilities:								
Accounts and notes payable-trade		¥18,175		¥20,750		¥24,405		
Short-term borrowings		729		402		413		
Accounts payable-other		47,016		50,970		53,171		
Accrued expenses		36,951		47,749		42,602		
Income taxes payable		18,313		20,342		23,415		
Reserve for sales rebates		27,196		30,317		27,826		
Other reserves		769		657		781		
Other current liabilities		5,214		5,955		5,538		
Total current liabilities		154,365	22.2	177,147	23.6	178,154	23.9	(1,006)
Long-term liabilities:								
Defered tax liabilities		100		94		91		
Liability for retirement benefits		34,145		33,671		35,577		
Retirement allowances for directors		2,367		1,189		1,317		
Other long-term liabilities		6,123		3,573		3,578		
Total long-term liabilities		42,736	6.2	38,529	5.1	40,565	5.4	(2,036)
Total liabilities		197,102	28.4	215,676	28.7	218,719	29.3	(3,043)
EQUITY								
Owners' Equity:								
Common stock				44,985				
Capital surplus				55,222				
Retained earnings				447,222				
Treasury stock				(42,631)				
Total Owners' Equity				504,799	67.2			7,479
Net unrealized gain and translation adjustments:								
Net unrealized gain on available-for-sale securities				18,114				
Foreign currency translation adjustments				3,150				
Total Net unrealized gain and translation adjustments				21,264	2.8			(630)
Stock acquisition rights				294	0.0			294
Minority interests				9,561	1.3			265
Total equity				535,921	71.3			7,409
Total liabilities and equity				751,597	100.0			4,366
Minority interests:								
Minority interests		9,164	1.3			9,296	1.2	
Shareholders' equity:								
Common stock		44,985	6.5			44,985	6.0	
Capital surplus		55,222	8.0			55,222	7.4	
Retained earnings		407,218	58.7			429,025	57.4	
Net unrealized gain on available-for-sale securities		14,212	2.0			20,327	2.7	
Foreign currency translation adjustments		(2,222)	(0.3)			1,567	0.2	
Treasury stock		(32,046)	(4.6)			(31,913)	(4.2)	
Total shareholders' equity		487,370	70.3			519,215	69.5	
Total liabilities, minority interests and shareholders' equity		¥693,638	100.0			¥747,231	100.0	

Note: Increase/decrease in equity show the difference with the account title corresponding to prior years'.

5. CONSOLIDATED SEMIANNUAL STATEMENTS OF INCOME

Account Title	Note	Apr 1, 2005 - Sep 30, 2005 (Millions of Yen)	(%)	Apr 1, 2006 - Sep 30, 2006 (Millions of Yen)	(%)	Increase (Decrease) (Millions of Yen)	Apr 1, 2005 - Mar 31, 2006 (Millions of Yen)	(%)
Net sales		¥282,629	100.0	¥319,389	100.0	¥36,759	¥601,252	100.0
Cost of sales		48,726	17.2	53,268	16.7	4,542	104,509	17.4
Gross profit on sales		233,903	82.8	266,120	83.3	32,217	496,743	82.6
Reversals of reserve for sales returns		(30)	(0.0)	(51)	(0.0)	(21)	(6)	(0.0)
Gross profit		233,933	82.8	266,172	83.3	32,238	496,749	82.6
Selling, general and administrative expenses		188,664	66.8	216,529	67.8	27,864	401,044	66.7
Research and development expenses		44,400	15.7	52,242	16.4		93,249	15.5
Selling, general and administrative expenses		144,263		164,286			307,795	
Operating income		45,269	16.0	49,643	15.5	4,374	95,704	15.9
Non-operating income		2,148	0.8	3,139	1.0	990	5,031	0.8
Interest income		1,463		2,298			3,352	
Dividend income		354		605			582	
Foreign exchange gains		38		-			586	
Equity in earnings of associated companies		-		-			25	
Other non-operating income		291		235			484	
Non-operating expenses		318	0.1	1,036	0.3	718	710	0.1
Interest expenses		20		32			79	
Depreciation expense		54		-			108	
Foreign exchange losses		-		694			-	
Equity in loss of associated companies		7		8			-	
Sales discount		105		121			217	
Other non-operating expenses		130		180			305	
Ordinary income		47,099	16.7	51,745	16.2	4,646	100,025	16.6
Special gain		41	0.0	262	0.1	220	204	0.1
Gain on sales of fixed assets	1	39		63			91	
Gain on sales of investment securities		-		184			-	
Reversal of allowance for doubtful receivables and accounts		-		-			106	
Other special gain		2		15			6	
Special loss		498	0.2	702	0.2	204	4,148	0.7
Loss on disposal of fixed assets	2	280		644			827	
Loss on impairment of long-lived assets	3	210		45			245	
Other special loss		7		12			3,075	
Income before income taxes and minority interests		46,642	16.5	51,305	16.1	4,662	96,082	16.0
Income taxes-current		21,467	7.6	22,901	7.2	1,433	47,141	7.9
Income taxes-deferred		(5,204)	(1.9)	(4,389)	(1.4)	814	(14,907)	(2.5)
Minority interests in net income		220	0.1	284	0.1	63	437	0.1
Net income		¥30,158	10.7	¥32,509	10.2	2,350	¥63,410	10.5

6. CONSOLIDATED SEMIANNUAL EARNED SURPLUS STATEMENTS AND CONSOLIDATED SEMIANNUAL STATEMENTS OF CHANGES IN EQUITY

Consolidated Semiannual Earned Surplus Statements

Account Title	April 1, 2005 – September 30, 2005 (Millions of Yen)		April 1, 2005 – March 31, 2006 (Millions of Yen)	
Capital surplus				
I. Capital surplus reserve at beginning		55,222		55,222
II. Capital surplus at end		55,222		55,222
Retained earnings				
I. Retained earnings at beginning		387,077		387,077
II. Increase in retained earnings				
1 Net income		30,158		63,410
III. Decrease in retained earnings				
1 Dividends	10,002		21,435	
2 Loss on disposal of treasury stock	15	10,017	27	21,462
IV. Retained earnings at end		407,218		429,025

Consolidated Semiannual Statements of Changes in Equity (April 1 to September 30, 2006)

(Unit : Millions of Yen)

	Owners' equity					Net unrealized gain and translation adjustments			Stock acquisition rights	Minority Interests	Equity (Total)
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total	Net unrealized gains on available-for-sale securities	Foreign currency translation adjustments	Total			
Balance at the end of prior period (March 31,2006)	44,985	55,222	429,025	(31,913)	497,320	20,327	1,567	21,895	–	9,296	528,512
Changes of items during the period											
Dividends			(14,293)		(14,293)						(14,293)
Net income			32, 509		32, 509						32, 509
Loss on disposal of treasury stock			(18)		(18)						(18)
Acquisition of treasury stock				(11,119)	(11,119)						(11,119)
Disposal of treasury stock				401	401						401
Changes of other items during the period (Net)						(2,213)	1,582	(630)	294	265	(70)
Changes of items during the period (Total)	–	–	18,197	(10,717)	7,479	(2,213)	1,582	(630)	294	265	7,409
Balance at the end of current period (September 30, 2006)	44,985	55,222	447,222	(42,631)	504,799	18,114	3,150	21,264	294	9,561	535,921

7. CONSOLIDATED SEMIANNUAL STATEMENTS OF CASH FLOWS

Account Title	Note	Apr. 1, 2005- Sep. 30, 2005 (Millions of Yen)	Apr. 1, 2006- Sep. 30, 2006 (Millions of Yen)	Increase (Decrease) (Millions of Yen)	Apr. 1, 2005- Mar. 31, 2006 (Millions of Yen)
I. Operating activities:					
Income before income taxes and minority interests		¥46,642	¥51,305		¥96,082
Depreciation and amortization		12,025	12,278		25,041
Loss on impairment of fixed assets		210	45		245
Increase (decrease) in allowance for doubtful accounts		16	(11)		(96)
Interest and dividend income		(1,818)	(2,903)		(3,935)
Interest expense		20	32		79
Equity in (earnings) loss of associated companies		7	8		(25)
(Gain) Loss on sales and disposal of fixed assets		241	580		735
Provision for liability for retirement benefits		2,997	-		5,774
Gain on sales of short-term investments and investment securities		(0)	(184)		(6)
Loss on impairment of securities		3	12		5
Decrease (increase) in accounts receivable		2,632	(4,600)		(3,135)
Increase in inventories		(2,893)	(3,228)		(3,423)
Increase (decrease) in accounts payable		1,731	(3,758)		7,349
Increase in other current liabilities		5,847	5,376		13,866
Increase (dcrease) in reserve for sales rebates		(2,669)	2,338		(3,117)
Decrease in liabilities for retirement benefits		-	(1,921)		-
Other		(2,193)	4,377		(6,529)
Sub-total		62,801	59,747	(3,054)	128,910
Interest and dividends received		1,671	2,697		3,590
Interest paid		(15)	(55)		(45)
Income taxes paid		(24,553)	(25,773)		(45,402)
Net cash provided by operating activities		39,903	36,615	(3,288)	87,053
II. Investing activities:					
Purchases of short-term investments		(40)	(149)		(98)
Proceeds from sales and redemptions of short-term investments		1,554	5,532		2,907
Purchases of property, plant and equipment		(13,241)	(11,635)		(22,043)
Proceeds from sales of property, plant and equipment		167	86		350
Purchases of intangible assets		(6,137)	(2,650)		(21,794)
Purchases of investment securities		(2,767)	(13,791)		(23,156)
Proceeds from sales and redemptions of investment securities		6,188	2,380		16,422
Net (Increase) decrease in time deposits (exceeding 3 months)		171	(367)		34
Other		(31)	(610)		17,862
Net cash used in investing activities		(14,135)	(21,205)	(7,069)	(29,513)
III. Financing activities:					
Net increase (decrease) in short-term bank borrowings		(150)	(3)		(511)
Purchase of treasury stock		-	(11,060)		-
Dividends paid		(10,002)	(14,293)		(21,435)
Dividends paid to minorities		(49)	(48)		(60)
Other		74	289		163
Net cash used in financing activities		(10,127)	(25,116)	(14,988)	(21,843)
IV. Effect of exchange rate changes on cash and cash equivalents		2,067	1,406	(661)	5,153
V. Net increase (decrease) in cash and cash equivalents		17,708	(8,299)	(26,008)	40,849
VI. Cash and cash equivalents at beginning of period		142,429	183,278	40,849	142,429
VII. Cash and cash equivalents at end of period	1	¥160,137	¥174,979	¥14,841	¥183,278

BASIS OF PRESENTING SEMIANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Item	April 1, 2005- September 30, 2005	**April 1, 2006- September 30, 2006**	April 1, 2005- March 31, 2006
1. Scope of Consolidation	Consolidated subsidiaries: 39 Companies Major subsidiaries: Sanko Junyaku Co., Ltd. Sannova Co., Ltd. Eisai Research Institute of Boston Inc. Eisai Inc. Eisai Pharma AG and Eisai AB were newly established and consolidated during the interim period. Wei-zai Co., Ltd. was merged with Eisai Taiwan Inc. (surviving company) and disappeared in April 2005.	Consolidated subsidiaries: 41 Companies Major subsidiaries: Sanko Junyaku Co., Ltd. Sannova Co., Ltd. Eisai Research Institute of Boston Inc. Eisai Inc. Eisai R&D Management Co., Ltd. and Eisai (Singapore) Pte. Ltd. were newly established and consolidated during the interim period. Eisai Pharma-Chem Europe Ltd. was liquidated and excluded from the consolidated subsidiaries during the interim period.	Consolidated subsidiaries: 40 Companies Major subsidiaries: Sanko Junyaku Co., Ltd. Sannova Co., Ltd. Eisai Research Institute of Boston Inc. Eisai Inc. Eisai Pharma AG, Eisai AB and Eisai Australia Pty. Ltd. were newly established and consolidated during the period. Wei-zai Co., Ltd. was merged with Eisai Taiwan Inc. (surviving company) in April 2005.
2. Number of Companies Accounted for by the Equity Method	Associated companies: 2 Companies (Bracco-Eisai Co., Ltd., and another company)	Associated companies: 1 Companies (Bracco-Eisai Co., Ltd) Eisai-Novartis Verwaltungs GmbH was merged into Eisai GmbH, one of the consolidated subsidiaries, during the interim period and excluded from the associated companies accounted for by the equity method.	Associated companies: 2 Companies (Bracco-Eisai Co., Ltd., and another company)
3. Items Related to the Closing Date of Consolidated Subsidiaries	The closing date of Eisai China Inc. is June 30. In preparing the interim consolidated financial statements, the interim financial statements as of June 30 are used for Eisai China Inc., and necessary adjustments are made in consolidation for significant transactions occurring between that date and the interim closing date.	Same as the left	The closing date of Eisai China Inc. is December 31. In preparing the consolidated financial statements, the financial statements as of December 31 are used for Eisai China Inc., and necessary adjustments are made in consolidation for significant transactions occurring between that date and the closing date.
4. Accounting Policies and Methods	1. Measurement and Valuation for Significant Assets (1) Securities: Held-to-maturity Securities: Stated at amortized cost. (Straight-line method) Available-for-sale Securities: Marketable securities: Stated at fair value at the interim balance sheet date with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined by the moving average method. Non-marketable securities: Stated at cost determined by the moving average method. (2) Derivatives: Stated at fair value	1. Measurement and Valuation for Significant Assets (1) Securities: Held-to-maturity Securities: Stated at amortized cost. (Straight-line method) Available-for-sale Securities: Marketable securities: Stated at fair value at the interim balance sheet date with unrealized gains and losses, net of applicable taxes, reported in a separate component of equity. The cost of securities sold is determined by the moving average method. Non-marketable securities: Stated at cost determined by the moving average method. (2) Derivatives: Same as the left	1. Measurement and Valuation for Significant Assets (1) Securities: Held-to-maturity Securities: Stated at amortized cost. (Straight-line method) Available-for-sale Securities: Marketable securities: Stated at fair value at the balance sheet date with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined by the moving average method. Non-marketable securities: Stated at cost determined by the moving average method. (2) Derivatives: Same as the left

Item	April 1, 2005- September 30, 2005	**April 1, 2006- September 30, 2006**	April 1, 2005- March 31, 2006
	(3) Inventories: Merchandise and finished products, work-in-process products, raw materials, and supplies are stated at cost substantially determined by average method for the Parent Company and the Japanese consolidated subsidiaries, and at lower of cost or market method determined by the first-in first-out method for the foreign consolidated subsidiaries.	(3) Inventories: Same as the left	(3) Inventories: Same as the left
	2. Depreciation of Significant Depreciable Assets (1) Property, plant and equipment: Depreciation of property, plant and equipment of the Parent Company and its domestic subsidiaries is computed substantially by the declining-balance method. Estimated useful lives of the assets are as follows, Buildings: 15 to 50 years Machinery and equipment: 6 to 7 years In the foreign consolidated subsidiaries, the straight-line method based on their each local accounting standard is principally applied.	2. Depreciation of Significant Depreciable Assets (1) Property, plant and equipment: Same as the left	2. Depreciation of Significant Depreciable Assets (1) Property, plant and equipment: Same as the left
	(2) Intangible assets: Intangible assets are stated at cost less accumulated amortization, which is computed by the straight-line method. Amortization for software for internal use is computed by the straight-line method over estimated useful life (mainly five years).	(2) Intangible assets: Same as the left	(3) Intangible assets: Same as the left
	3. Accounting for Certain Allowances and Reserves (1) Allowance for doubtful accounts: To prepare for potential losses of accounts receivable, loans and others, allowance for doubtful receivables/ accounts are provided at amounts determined on the bases of the Parent Company's past credit loss experience and evaluation of potential losses in receivables outstanding.	3. Accounting for Certain Allowances and Reserves (1) Allowance for doubtful accounts: Same as the left	3. Accounting for Certain allowances and Reserves (1) Allowance for doubtful accounts: Same as the left
	(2) Reserve for sales rebates: Certain consolidated subsidiaries calculate the reserves, by multiplying an amount of related sales by an estimated percentage of rebates.	(2) Reserve for sales rebates: Same as the left	(2) Reserve for sales rebates: Certain consolidated subsidiaries calculate the reserves, by multiplying an amount of related sales by an estimated percentage of rebates.

Item	April 1, 2005- September 30, 2005	**April 1, 2006- September 30, 2006**	April 1, 2005- March 31, 2006
	(3) Other reserves: The Parent Company and its Japanese consolidated subsidiaries account for following reserves. As their impacts on the interim balance sheet are immaterial, they are presented as "Other reserves" collectively.	(3) Other reserves: Same as the left	(3) Other reserves: The Parent Company and its domestic consolidated subsidiaries account for following reserves. As their impacts on the balance sheet are immaterial, they are stated as "Other reserves" collectively.
	a) Reserve for sales returns: To prepare for possible losses on sales return incurred after the interim balance sheet date, the reserve is provided at an amount calculated by multiplying the amount of accounts receivable-trade at the interim balance sheet date by the average of return ratio of goods sold over the previous 18 months and the profit ratio of the interim period.	a) Reserve for sales returns: Same as the left	a) Reserve for sales returns: To prepare for possible sales return losses incurred after the balance sheet date, the reserve is provided at an amount calculated by multiplying the amount of trade receivable at the balance sheet date by the average of return ratio of goods sold over the previous two fiscal years and the profit ratio of the period.
	b) Reserve for loss on disposal of goods returned: To prepare for possible losses on disposal of goods returned after the interim balance sheet date, the reserve is provided at an amount calculated by multiplying the amount of accounts receivable-trade at the interim balance sheet date by the average return ratio of goods sold and the average disposal ratio of goods returned over the previous 18 months.	b) Reserve for loss on disposal of goods returned: Same as the left	b) Reserve for loss on disposal of goods returned: To prepare for possible losses on disposal of goods returned after the balance sheet date, the reserve is provided at an amount calculated by multiplying the amount of accounts receivable-trade at the balance sheet date by the average ratio of returns of goods sold and the average disposal ratio of goods returned over the previous two fiscal years.
	(4) Liability for retirement benefits: To cover retirement benefits to the employees, the Parent Company and certain consolidated subsidiaries provide for liability for retirement benefits at an amount to be prepared as of the interim balance sheet date, which is derived from the projected benefit obligations and estimated plan assets at the end of the interim period. The unrecognized prior service cost is being amortized over five years and recognized as operating expenses in the statements of income. The unrecognized actuarial gain/loss of the Parent Company and certain Japanese consolidated subsidiaries is being amortized over five years by the straight-line method and recognized as operating expenses in the statements of income starting from the following period during which each gain/loss occurred, respectively.	(4) Liability for retirement benefits: To cover retirement benefits to the employees, the Parent Company and certain consolidated subsidiaries provide for liability for the retirement benefits at an amount to be prepared as of the interim balance sheet date, which is derived from the projected benefit obligations and estimated plan assets at the end of the interim period. The unrecognized prior service costs of the Parent Company and certain subsidiaries are being amortized over five years and recognized as operating expenses in the statements of income. The unrecognized actuarial gain/loss of the Parent Company and certain domestic consolidated subsidiaries is being amortized over five years by the straight-line method and recognized as operating expenses in the statements of income starting from the following period during which each gain/loss occurred, respectively.	(4) Liability for retirement benefits: To cover retirement benefits to the employees, the Parent Company and certain consolidated subsidiaries provide for liability for the retirement benefits at an amount to be prepared as of the balance sheet date, which is derived from the projected benefit obligations and estimated plan assets at the end of the period. The unrecognized prior service costs of the Parent Company and certain subsidiaries are being amortized over five years and recognized as operating expenses in the statements of income. The unrecognized actuarial gain/loss of the Parent Company and certain domestic consolidated subsidiaries is being amortized over five years by the straight-line method and recognized as operating expenses in the statements of income starting from the following period after the period during which each gain/loss occurred, respectively.

Item	April 1, 2005- September 30, 2005	**April 1, 2006- September 30, 2006**	April 1, 2005- March 31, 2006
	(5) Retirement allowances for directors: The Parent Company and certain consolidated subsidiaries provide a reserve for retirement allowances for directors in required amounts based on the bylaw.	(5) Retirement allowances for directors: Same as the left	(5) Retirement allowances for directors: Same as the left
	4. Methods for translation of significant assets and liabilities denominated in foreign currencies: Monetary receivables and payables denominated in foreign currencies are translated into Yen at the current exchange rates at the interim balance sheet date. The foreign exchange gains and losses from translation are recognized in the statements of income. Assets and liabilities of the foreign consolidated subsidiaries are translated into Yen at the current rate as of the interim balance sheet date, profit and loss accounts thereof are translated into Yen at the average rates of the interim period and differences arising from such translation are included in the minority interests account and the foreign currency translation adjustments account in shareholders' equity.	4. Methods for translation of significant assets and liabilities denominated in foreign currencies: Monetary receivables and payables denominated in foreign currencies are translated into Yen at the current exchange rates at the interim balance sheet date. The foreign exchange gains and losses from translation are recognized in the statements of income. Assets and liabilities of the foreign consolidated subsidiaries are translated into Yen at the current rate as of the interim balance sheet date, profit and loss accounts thereof are translated into Yen at the average rates of the interim period and differences arising from such translation are included in the minority interests account and the foreign currency translation adjustments account in a component of equity.	4. Methods for translation of significant assets and liabilities denominated in foreign currencies: Monetary receivables and payables denominated in foreign currencies are translated into Yen at the current exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the statements of income. Assets and liabilities of the foreign consolidated subsidiaries are translated into Yen at the current rate as of the balance sheet date, profit and loss accounts thereof are translated into Yen at the average rates of the period and differences arising from such translation are included in the minority interests account and the foreign currency translation adjustments account in shareholders' equity.
	5. Accounting for significant lease transactions The Parent Company and the Japanese subsidiaries accounted for finance lease transactions other than those under which ownership is transferred to the lessee in accordance with the accounting treatment of operating leases. Finance leases of the foreign consolidated subsidiaries are principally capitalized.	5. Accounting for significant lease transactions Same as the left	5. Accounting for significant lease transactions Same as the left
	6. Accounting for significant hedges (1) Hedge method: The Parent Company and certain subsidiaries measured derivatives used for hedging purposes at fair market value and unrealized gains or losses on derivatives are deferred until maturity of the hedged transactions. If the forward contracts qualify for hedge accounting, trade receivables and payables denominated in foreign currencies are translated into the contracted rates.	6. Accounting for significant hedges Same as the left	6. Accounting for significant hedges Same as the left

Item	April 1, 2005- September 30, 2005	**April 1, 2006- September 30, 2006**	April 1, 2005- March 31, 2006
	(2) Hedging instruments and hedged items: (a) Hedging instruments: Foreign currency forward contracts (b) Hedged items: Trade receivables and payables including committed transactions denominated in foreign currencies	(2) Hedging instruments and hedged items: Same as the left	(2) Hedging instruments and hedged items: Same as the left
	(3) Hedging policy: The Parent Company and certain subsidiaries use hedged transactions, in the ordinary course of business, to reduce the exposure to fluctuations in foreign currency exchange rates. Hedged transactions used by the companies have been made in accordance with internal policy.	(3) Hedging policy: Same as the left	(3) Hedging policy: Same as the left
	(4) Method for assessment of effectiveness of hedging: As for the Parent Company and certain subsidiaries, foreign currency forward contracts assigned to the associated receivables and payables have the same terms and denominations as the corresponding receivables and payables and the contract amounts will not exceed those of the corresponding assets and liabilities. As a result, high correlation and effectiveness between the hedging instruments and the hedged items are maintained against fluctuations in foreign exchange rate so that assessment of effectiveness is not performed.	(4) Method for assessment of effectiveness of hedging: Same as the left	(4) Method for assessment of effectiveness of hedging: Same as the left
	7. Other basis of presenting semiannual consolidated financial statements: Accounting for consumption tax: Consumption taxes and local consumption taxes are excluded from revenues and expenses.	7. Other basis of presenting semiannual consolidated financial statements: Accounting for consumption tax: Same as the left	7. Other basis of presenting consolidated financial statements: Accounting for consumption tax: Same as the left
5. Scope of Cash and Cash Equivalents in the Consolidated Statements of Cash Flows	Cash and cash equivalents in the interim consolidated statements of cash flows comprise cash on hand, demand deposits, and short-term investments that are readily convertible into cash, and that are exposed to insignificant risk of changes in value, all of which mature or become due within three months from the date of acquisition.	Same as the left	Cash and cash equivalents in the consolidated statements of cash flows comprise cash on hand, demand deposits, and short-term investments that are readily convertible into cash, that are exposed to insignificant risk of changes in value, all of which mature or become due within three months from the date from acquisition.

ACCOUNTING CHANGES

April 1, 2005- September 30, 2005	**April 1, 2006- September 30, 2006**	April 1, 2005- March 31, 2006
(Accounting Standard for impairment of long-lived assets) The Accounting Standard for Impairment of Long-Lived Assets (Statement of Opinion, Accounting for Impairment of Long-Lived Assets [the Business Accounting Council issued on August 9, 2002]) and Guidance for Accounting Standard for Impairment of Long-Lived Assets (the Accounting Standards Board of Japan Guidance No.6 issued on October 31, 2003), are applied from April 1, 2005. The effect of the adoption of these standards was to decrease the income before income taxes and minority interests by ¥184 million. In accordance with the modification of the Regulations Concerning Interim Consolidated Financial Statements, the amount of the accumulated impairment losses are directly deducted from the balances of related fixed assets.	――――――	(Standard for asset impairment accounting) The Accounting Standard for Impairment of Long-Lived Assets (Statement of Opinion, Accounting for Impairment of Long-Lived Assets [the Business Accounting Council issued on August 9, 2002]) and Guidance for Accounting Standard for Impairment of Long-Lived Assets (the Accounting Standards Board of Japan Guidance No.6 issued on October 31, 2003) are applied from April 1, 2005. The effect of the adoption of these standards was to decrease the income before income taxes and minority interests by ¥190 million. In accordance with the modification of the Regulations Concerning Consolidated Financial Statements, the amount of the accumulated impairment losses on land and intangible assets are directly deducted from the balances of related fixed assets, while those on other assets are included in the accumulated depreciation account.
――――――	(Presentation of Equity) On December 9, 2005, the the Accounting Standards Board of Japan(the "ASBJ") published a new accounting standard and related guidance for presentation of equity(the ASBJ Statement No.5) and related guidance (the ASBJ Guidance No.8) are applied from April 1, 2006. The shareholders' equity amounted to 526,064 million based on the former regulation. The Equity at the interim balance sheet date is presented in accordance with the modification of the Regulations Concerning Semi-annual Consolidated Financial Statements. (Standard for stock acquisition rights) On December 27, 2005, the ASBJ issued "Accounting Standard for Stock Acquisition Rights and related guidance." The new standard and guidance are applicable to stock options newly granted on and after May 1, 2006. Due to the adoption of the new standards, the amount of the income before income taxes and minority interests decreased by 294 million.	――――――

CHANGES IN CLASSIFICATION

April 1, 2005- September 30, 2005	**April 1, 2006- September 30, 2006**
(Consolidated Balance Sheet) 1. The contribution to a similar partnership as investment limited partnership was presented as "Other assets", included in "Investments and other assets," at the previous interim balance sheet date. However, in accordance with the revision of the certain portion of Securities and Exchange Law (the 97th issue on June 9, 2004), it was presented as "Investment securities," included in "Investments and other assets" at the interim balance sheet date. Total contribution to a similar partnership as investment limited partnership at the interim balance sheet date was ¥61 million. 2. As the amount of the initial payment for product acquisition and others, included in "Others" at the prior interim balance sheet date, is included in "Intangible Assets" at the interim balance sheet date after the review of their classification, which followed the appearance of the major initial payment for product acquisition during the previous fiscal year. The amount was ¥26,121 million at the interim balance sheet date	―――――
(Consolidated Semiannual Income Statement) 1. As the amount of "Reversal of allowances for doubtful receivables," separately treated and presented in an independent account title in the previous interim period, was ¥1 million in the interim period, accounting for less than or equal to 10% of total special gain, it was included in "Other special gain." 2. As the amount of "Loss on impairment of investment securities," separately treated and presented in an independent account title in the previous interim period, was ¥3 million in the interim period, accounting for less than or equal to 10% of total special loss, it was included in "Other special loss."	(Consolidated Semiannual Income Statement) As the amount of "Depreciation" in the non-operating expenses, separately treated and presented in a separate account in the previous interim period, was ¥38 million in the current interim period, accounting for less than or equal to 10% of total non-operating expenses, it was included in "Other non-operating expenses."
―――――	(Consolidated Statements of Cash Flows) The amount of cash flow related to retirement benefit, included in "Provision for liability for retirement benefits" and "Others" in the operating cash flows in the previous interim period, was presented as "Increase (Decrease) in liability for retirement benefits in the current interim period." The corresponding amount of "Increase in liability for retirement benefits" in the operating cash flows in the previous interim period was 1,641 million.

NOTES TO THE CONSOLIDATED SEMIANNUAL BALANCE SHEET

September 30, 2005

*1. Accumulated depreciation of property, plant, and equipment is ¥185,104 million.
Accumulated depreciation includes the accumulated impairment losses.

2. Contingent liabilities:
The Parent Company cosigns following debts:

Warrantee	Item	Yen (mil.)
Employees	Housing loans	122

*3. ¥409 million was deducted from acquisition costs of property, plant and equipment at the interim balance sheet date due to government subsidies. Details of the reduction entries are as follows:

Buildings and structures ¥19 mil.
Machinery and equipment ¥166 mil.
Others ¥223 mil.

*4. ____________________

September 30, 2006

*1. Accumulated depreciation of property, plant, and equipment is ¥194,057 million.
Accumulated depreciation includes the accumulated impairment losses.

2. Contingent liabilities:
The Parent Company cosigns following debts:

Warrantee	Item	Yen (mil.)
Employees	Housing loans	113

*3. ¥412 million was deducted from acquisition costs of property, plant and equipment at the interim balance sheet date due to government subsidies. Details of the reduction entries are as follows:

Buildings and structures ¥19 mil.
Machinery and equipment ¥166 mil.
Others ¥226 mil.

*4. The notes at maturity are regarded as settled on the clearance date.
Since the balance sheet date was a bank holiday, the notes at maturity on the balance sheet date was included into the balance of the related account as follows,
Notes and accounts receivable-trade ¥236 mil.

March 31, 2006

*1. Accumulated depreciation of property, plant, and equipment is ¥189,979 million.
Accumulated depreciation includes the accumulated impairment losses.

2. Contingent liabilities:
The Parent Company cosigns following debts:

Warrantee	Item	Yen (mil.)
Employees	Housing loans	119

*3. ¥412 million was deducted from acquisition costs of property, plant and equipment at the balance sheet date due to government subsidies. Details of the reduction entries are as follows:

Buildings and structures ¥19 mil.
Machinery and equipment ¥166 mil.
Others ¥226 mil.

*4. ____________________

NOTES TO THE CONSOLIDATED SEMIANNUAL STATEMENTS OF INCOME

April 1, 2005- September 30, 2005	**April 1, 2006- September 30, 2006**	April 1, 2005- March 31, 2006
*1. The main content of gain on sales of fixed assets is as follows: Land ¥22 mil.	*1. The main content of gain on sales of fixed assets is as follows: Land ¥56mil.	*1. The main content of gain on sales of fixed assets is as follows: Land ¥64 mil.
*2. The main content of loss on disposal of fixed assets is as follows: Buildings and structures ¥153 mil.	*2.. The main contents of loss on disposal Intangible assets (Software and others) ¥389 mil. Buildings and structures ¥164 mil.	*2. The main contents of loss on disposal of fixed assets are as follows: Buildings and structures ¥435 mil. Machinery, equipment and vehicle ¥210 mil. Others (Tools, furniture and fixtures) ¥110 mil.
*3. ______________	*3. Loss on impairment of long-lived assets The Parent Company and the subsidiaries classify their business property to be held and used for business operations into asset groups on the basis of business segments whose profitability the Parent Company and the subsidiaries are consistently monitoring. In addition, lease assets, idle assets and sales rights are grouped individually. For the interim period, the Parent Company and the subsidiaries booked an impairment loss on the following asset groups:	*3. Loss on impairment of long-lived assets The Parent Company and the subsidiaries classify their business property to be held and used for business operations into asset groups on the basis of business segments whose profitability the Parent Company and the subsidiaries are consistently monitoring. In addition, lease assets, idle assets and sales rights are grouped individually. For the period, the Parent Company and the subsidiaries booked an impairment loss on the following asset groups:

April 1, 2006- September 30, 2006:

Function	Asset Type	Status
Business proper-Ties	Intangible assets (Software)	Toshima-ku, Tokyo
Leased assets	Property, plant and equipment (Others)	Chiyoda-ku, Tokyo
Idle assets	Machinery, Equipment and vehicles	Misatomachi, Saitama and others

As the business properties and the lease assets decreased in profitability and the future cash flow was less than the carrying amounts, loss on impairment of long-lived assets has been recognized by write-down of their carrying amount to a recoverable amount.
As the Idle assets significantly decreased in market value, loss on impairment has been recognized by write-down of the book value to a recoverable amount as well.
The total loss on impairment of long-lived assets for the interim period amounted to ¥ 45 million. The contents of impairment are those of machinery, equipment and vehicles of ¥31 millions and others.
The recoverable amounts of asset groups are measured by value in use (discount rate: 5.0 - 6.0%) or net realizable value. Net realizable value is based on reasonable estimates, either real estates appraised value by a third-party or the assessed value of property tax purposes.

April 1, 2005- March 31, 2006:

Function	Asset Type	Status
Business proper-ties	Machinery, Equipment and vehicles, Intangible assets (Software), and others	Toshima-ku, Tokyo
Leased assets	Property, plant and equipment (Others)	Chiyoda-ku, Tokyo
Idle assets	Land	Kamiishizu-cho (Ogaki-shi), Gifu and others

As the business properties and the lease assets decreased in profitability and the future cash flow was less than the carrying amount, a loss on impairment of long-lived assets has been recognized by write-down of their carrying amount to a recoverable amount.
As the Idle assets significantly decreased in market value, a loss on impairment has been recognized by write-down of the book value to a recoverable amount as well.
The total loss on impairment of long-lived assets for the period amounted to ¥ 245 million. The contents of impairment are software of ¥ 85 millions, land of ¥ 64 millions and others.
The recoverable amount of asset groups is measured by value in use (discount rate: 5.0%) or net realizable value. Net realizable value is based on reasonable estimates, either real estates appraised value by a third-party or the assessed value of property tax purposes.

NOTES TO THE STATEMENTS OF CHANGES IN EQUITY

April 1, 2005- September 30, 2005	April 1, 2006- September 30, 2006	April 1, 2005- March 31, 2006
―――	(see below)	―――

April 1, 2006- September 30, 2006

1. Types and numbers of stocks issued and treasury stock

(thousand of stocks)

	Stocks issued	Treasury stocks
Type of stock	Common stock	Common stock
Number of stocks at the end of the previous period	296,566	10,692
Increase	–	2,011
Decrease	–	134
Number of stocks at the end of the interim period	296,566	12,568

(Note 1) The increase of the treasury stocks (common stock) is composed of the purchase of 2,000 thousand treasury stocks, which was resolved by the Board of Directors held on July 31, 2006, and the purchase of 11 thousand of fractional shares.
(Note 2) The decrease of the treasury stocks was caused by exercises of stock options.

2. Stock acquisition rights and stock acquisition rights held by an issuing company

Classification	Content of stock acquisition rights	Balance on the interim sheet date
Eisai Co., Ltd.	Stock acquisition rights as a stock option	294

3. Dividends

(1) Dividends paid during the current interim period

The followings were resolved by the Board of Directors held on May 16, 2006.

a) Total amount of the dividends in cash paid
¥14,293,745 thousand
b) Cash dividends per share
¥50.00
c) Record date
March 31, 2006
d) Effective date
May 30, 2006

(2) Dividends to be paid after the interim balance sheet date, but the record date for the payment of dividends belongs to the interim period.

The followings were determined by the Board of Directors held on October 31, 2006.

a) Total amount of the dividends in cash to be paid
¥15,619,905 thousand
b) Resource of the dividends to be paid
Retained earnings
c) Cash dividends per share
¥55.00
d) Record date
September 30, 2006
e) Effective date
November 22, 2006

NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

April 1, 2005- September 30, 2005	**April 1, 2006- September 30, 2006**	April 1, 2005- March 31, 2006
(1) Reconciliation between the amount of cash and cash equivalents and that of the related accounts shown in the interim consolidated balance sheet at the interim balance sheet date.	(2) Reconciliation between the amount of cash and cash equivalents and that of the related accounts shown in the interim consolidated balance sheet at the interim balance sheet date.	(3) Reconciliation between the amount of cash and cash equivalents and that of the related accounts shown in the consolidated balance sheet at the balance sheet date.
Cash and cash in bank ¥70,419 mil.	Cash and cash in bank ¥74,426 mil.	Cash and cash in bank ¥74,163 mil.
Short-term investments ¥96,490 mil.	Short-term investments ¥107,868 mil.	Short-term investments ¥120,021 mil.
Other current assets ¥10,887 mil.	Other current assets ¥11,527 mil.	Other current assets ¥15,806 mil.
Total 177,797 mil.	Total 193,822 mil.	Total 209,992 mil.
Time deposits whose maturities exceed three months (¥1,488 mil.)	Time deposits whose maturities exceed three months (¥2,191 mil.)	Time deposits whose maturities exceed three months (¥1,706 mil.)
Bonds whose maturities exceed three months (¥6,283 mil.)	Bonds whose maturities exceed three months (¥6,123 mil.)	Bonds whose maturities exceed three months (¥10,200 mil.)
Other current assets other than cash and cash equivalents (¥9,887 mil.)	Other current assets other than cash and cash equivalents (¥10,527 mil.)	Other current assets other than cash and cash equivalents (¥14,806 mil.)
Cash and cash equivalents ¥160,137 mil.	Cash and cash equivalents ¥174,979 mil.	Cash and cash equivalents ¥183,278 mil.

8. SEGMENT INFORMATION

1. Business Segment Information

1) For the period ended September 30, 2005 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
Sales					
(1) Sales to customers	¥272,371	¥10,257	¥282,629	–	¥282,629
(2) *Intersegment sales*	78	7,795	7,874	(¥7,874)	–
Total sales	272,450	18,053	290,503	(7,874)	282,629
Operating expenses	225,736	16,902	242,639	(5,278)	237,360
Operating income	¥46,713	¥1,151	¥47,864	(¥2,595)	¥45,269

2) For the period ended September 30, 2006 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
Sales					
(1) Sales to customers	¥308,866	¥10,523	¥319,389	–	¥319,389
(2) Intersegment sales	118	8,673	8,792	(¥8,792)	–
Total sales	308,984	19,196	328,181	(8,792)	319,389
Operating expenses	258,269	18,256	276,526	(6,780)	269,746
Operating income	¥50,714	¥940	¥51,655	(¥2,011)	¥49,643

3) For the fiscal year ended March 31, 2006 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
Sales					
(1) Sales to customers	¥579,812	¥21,440	¥601,252	–	¥601,252
(2) Intersegment sales	186	17,458	17,645	(¥17,645)	–
Total sales	579,998	38,899	618,897	(¥17,645)	601,252
Operating expenses	481,621	36,533	518,155	(12,607)	505,547
Operating income	¥98,376	¥2,365	¥100,742	(¥5,037)	¥95,704

Notes:

(1) The Company classifies consolidated operations into two segments: "Pharmaceuticals", including prescription pharmaceuticals, and "Others", which encompasses all operations other than pharmaceuticals.

(2) Major products in each segment are as follows:

Business segment	Major products
Pharmaceuticals	Prescription pharmaceuticals; Consumer health care products; Diagnostics, etc.
Others	Food additives; Chemicals; Machinery; Others

(3) Operating expenses, which are not allocated to each segment and are included in Eliminations and Corporate, consist mainly of administrative expenses incurred at headquarters.

For the period ended September 30, 2005: ¥2,599 million
For the period ended September 30, 2006: ¥2,011 million
For the year ended March 31, 2006: ¥5,052 million

2. Geographic Segment Information

1) For the period ended September 30, 2005 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consoli-dated
Sales							
(1) Sales to customers	¥139,576	¥113,958	¥21,198	¥7,897	¥282,629	–	¥282,629
(2) Intersegment sales	34,537	13,552	3,962	1	52,053	(¥52,053)	–
Total sales	174,113	127,510	25,160	7,899	334,683	(52,053)	282,629
Operating expenses	137,125	119,001	22,479	6,376	284,982	(47,621)	237,360
Operating income	¥36,988	¥8,508	¥2,681	¥1,522	¥49,700	(¥4,431)	¥45,269

2) For the period ended September 30, 2006 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consoli-dated
Sales							
(1) Sales to customers	¥143,496	¥139,130	¥26,478	¥10,284	¥319,389	–	¥319,389
(2) Intersegment sales	39,694	17,610	8,685	2	65,992	(¥65,992)	–
Total sales	183,190	156,740	35,164	10,286	385,381	(65,992)	319,389
Operating expenses	149,077	143,490	33,147	8,438	334,154	(64,408)	269,746
Operating income	¥34,112	¥13,250	¥2,016	¥1,848	¥51,227	(¥1,584)	¥49,643

3) For the fiscal year ended March 31, 2006 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consoli-dated
Sales							
(1) Sales to customers	¥285,058	¥253,075	¥45,504	¥17,613	¥601,252	–	¥601,252
(2) Intersegment sales	74,322	30,574	10,377	3	115,277	(¥115,277)	–
Total sales	359,380	283,649	55,882	17,617	716,530	(115,277)	601,252
Operating expenses	285,217	261,162	51,246	14,834	612,460	(106,913)	505,547
Operating income	¥74,163	¥22,487	¥4,635	¥2,782	¥104,069	(¥8,364)	¥95,704

Notes:

(1) Segmentation by country or region is based on geographic proximity.

(2) Major areas and countries included in each category:
- -North America: The United States of America and Canada
- -Europe: The United Kingdom, France, Germany, etc.
- -Asia and Others: East Asia, Southeast-Asia, and South-Central America, etc.

(3) Intersegment sales in Japan principally represent product sales, etc. from the Parent Company to overseas subsidiaries. Intersegment sales in North America, Europe, Asia and Others are principally sales from overseas subsidiaries, which manage research and development for the Parent Company.

(4) Operating expenses that are not allocated to each segment, and are included in Eliminations and Corporate, consist mainly of administrative expenses incurred at headquarters.

For the period ended September 30, 2005: ¥2,599 million
For the period ended September 30, 2006: ¥2,011 million
For the year ended March 31, 2006: ¥5,052 million

3. Overseas Sales

1) For the period ended September 30, 2005 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥118,378	¥29,645	¥8,935	¥156,959
2. Consolidated sales				¥282,629
3. Share of overseas sales (%)	41.9%	10.5%	3.1%	55.5%

2) For the period ended September 30, 2006 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥143,382	¥34,111	¥11,847	¥189,341
2. Consolidated sales				¥319,389
3. Share of overseas sales (%)	44.9%	10.7%	3.7%	59.3%

3) For the fiscal year ended March 31, 2006 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥262,260	¥61,717	¥19,920	¥343,898
2. Consolidated sales				¥601,252
3. Share of overseas sales(%)	43.6%	10.3%	3.3%	57.2%

Note:

(1) Segmentation of the areas is based on geographic proximity.

(2) Major areas and countries included in this category:
- -North America: The United States of America and Canada.
- -Europe: The United Kingdom, France, Germany, etc.
- -Asia and Others: East Asia, Southeast- Asia, South-Central America, etc.

(3) Overseas sales represent the sales reported in countries and areas outside Japan by the Parent Company and the consolidated subsidiaries.

9. LEASE TRANSACTIONS

April 1, 2005- September 30, 2005

(Lessee)

1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee:

1) Acquisition cost, Accumulated depreciation, Accumulated Impairment loss, Net leased property:

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Accumulated loss on Impairment	Net leased property
Machinery & Vehicles	¥452	¥312	¥ -	¥140
Others	3,255	1,058	10	2,186
Total	¥3,707	¥1,370	¥10	¥2,327

2) Obligation under finance leases:

Due within one year	¥931 mil.
Due over one year	¥1,424 mil.
Total	¥2,355 mil.

The balance of the impaired portion of leased obligation ¥8 mil.

3) Actual lease payments ¥465 mil.

Reversal of the impairment of lease Property	¥1 mil.
Depreciation expense	¥440 mil.
Interest expense	¥25 mil.
Loss on impairment of long-lived assets	¥10 mil.

4) Calculation method for depreciation expense for leased assets:
Depreciation expense for leased assets is computed using the straight-line method over the estimated useful lives of the leased assets.

5) Calculation method for interest expense for leased assets:
Interest expense for leased assets is computed using the interest method based on the differences between the lease fees and the respective acquisition cost of the assets that are considered to be interest-bearing.

April 1, 2006- September 30, 2006

(Lessee)

1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee:

1) Acquisition cost, Accumulated depreciation, Accumulated Impairment loss, Net leased property:

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Accumulated loss on Impairment	Net leased property
Machinery & Vehicles	¥225	¥83	¥ -	¥141
Others	3,509	1,434	16	2,058
Total	¥3,734	¥1,518	¥16	¥2,200

2) Obligation under finance leases:

Due within one year	¥982 mil.
Due over one year	¥1,266 mil.
Total	¥2,248 mil.

The balance of the impaired portion of leased obligation ¥9 mil.

3) Actual lease payments ¥594 mil.

Reversal of the impairment of lease property	¥2 mil.
Depreciation expense	¥562 mil.
Interest expense	¥38 mil.
Loss on impairment of long-lived assets	¥- mil.

4) Calculation method for depreciation expense for leased assets:

Same as the left

5) Calculation method for interest expense for leased assets:

Same as the left

April 1, 2005- March 31, 2006

(Lessee)

1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee

1) Acquisition cost, Accumulated depreciation, Net leased property

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Accumulated loss on Impairment	Net leased property
Machinery & Vehicles	¥512	¥351	¥ -	¥160
Others	3,454	1,190	16	2,247
Total	¥3,966	¥1,542	¥16	¥2,408

2) Obligation under finance leases:

Due within one year	¥990 mil.
Due over one year	¥1,460 mil.
Total	¥2,451 mil.

The balance of the impaired portion of leased obligation ¥12 mil.

3) Actual lease payments ¥1,052 mil.

Reversal of the impairment of lease property	¥3 mil.
Depreciation expense	¥994 mil.
Interest expense	¥67 mil.
Loss on impairment of long-lived assets	¥16 mil.

4) Calculation method for depreciation expense for leased assets:

Same as the left

5) Calculation method for interest expense for leased assets:

Same as the left

2. Minimum lease payments under non-cancelable operating leases:

Due within one year	¥997 mil.
Due over one year	¥3,219 mil.
Total	¥4,216 mil.

2. Minimum lease payments under non-cancelable operating leases:

Due within one year	¥1,417 mil.
Due over one year	¥12,572 mil.
Total	¥13,989 mil.

(Lessor)

1. Finance leases other than those under which ownership is transferred to the lessee:

1) Acquisition cost, Accumulated depreciation, Accumulated loss on impairment of long-lived assets, and Net leased property:

(Millions of Yen)

	Acquisition cost	Accumulated Depreciation	Net Leased Property
Others (Tools, furniture,and fixtures)	¥34	¥13	¥21
Total:	¥34	¥13	¥21

2) Unearned lease income under financial leases:

Due within one year	¥5 mil.
Due over one year	¥20 mil.
Total	¥26 mil.

As the proportion of total balance of unearned lease income and estimated residual value of leased property to the balance of the trade receivables at the balance sheet date is immaterial, the amount of unearned lease income is calculated without excluding interest income.

3) Actual lease income: ¥2 mil.
Depreciation expense equivalent ¥3 mil.

(Loss on impairment of long-lived assets)
None

2. Minimum lease payments under non-cancelable operating leases:

Due within one year	¥1,239 mil.
Due over one year	¥3,149 mil.
Total	¥4,388 mil.

(Lessor)

1. Finance leases other than those under which ownership is transferred to the lessee:

1) Acquisition cost, Accumulated depreciation, Accumulated loss on impairment of long-lived assets, and Net leased property:

(Millions of Yen)

	Acquisition cost	Accumulated Depreciation	Net Leased Property
Others (Tools, furnitu-re,and fixtures)	¥18	¥9	¥9
Total:	¥18	¥9	¥9

2) Unearned lease income under financial leases:

Due within one year	¥2 mil.
Due over one year	¥9 mil.
Total	¥11 mil.

As the proportion of total balance of unearned lease income and estimated residual value of leased property to the balance of the trade receivables at the balance sheet date is immaterial, the amount of unearned lease income is calculated without excluding interest income.

3) Actual lease income: ¥0 mil.
Depreciation expense equivalent ¥0 mil.

(Loss on impairment of long-lived assets)
None

10. SECURITIES

1. MARKET VALUE OF HELD-TO-MATURITY SECURITIES

(Millions of Yen)

	September 30, 2005			September 30, 2006			March 31, 2006		
	Carrying amount	Aggregated fair value	Unrealized gain (loss)	Carrying amount	Aggregated fair value	Unrealized gain	Carrying amount	Aggregated fair value	Unrealized gain
1.Government bonds	–	–	–	–	–	–	1	1	–
2.Corporate bonds	¥36,484	¥36,283	(¥201)	¥27,232	¥26,886	(¥345)	¥34,017	¥33,372	(¥644)
3. Other	29,397	29,400	3	21,349	21,410	61	39,993	39,974	(¥18)
Total	¥65,881	¥65,683	(¥198)	¥48,582	¥48,297	(¥284)	¥74,011	¥73,348	(¥662)

2. MARKET VALUE OF AVAILABLE-FOR-SALE SECURITIES

(Millions of Yen)

	September 30, 2005			September 30, 2006			March 31, 2006		
	Cost	Carrying amount	Unrealized gain	Cost	Carrying amount	Unrealized gain	Cost	Carrying amount	Unrealized gain
1. Stocks	¥19,039	¥43,263	¥24,224	¥36,949	¥67,849	¥30,899	¥28,821	¥63,501	¥34,680
2. Bonds	68	68	–	–	–	–	–	–	–
Government bonds	68	68	–	–	–	–	–	–	–
Corporate bonds	–	–	–	–	–	–	–	–	–
3. Other	6,327	6,329	2	5,455	5,437	(18)	5,446	5,407	(39)
Total	¥25,435	¥49,662	¥24,226	¥42,405	¥73,286	¥30,880	¥34,267	¥68,909	¥34,641

Notes: There was no loss on impairment associated with the fair market value determination of available-for-sale securities in the interim period ended September 30, 2006.(Interim period ended September 30, 2005: ¥ 0 million, Fiscal year period ended March, 31, 2006: ¥ 0 million)Loss on impairment associated with available-for-sale securities is recognized when the market value at the period end becomes less than half of the carrying cost, except when it is anticipated that the market value is recoverable. The loss is also recognized when the decline in the value at the interim period end is between 30 % and 50 % of the carrying amount, judging from the transition of market price and the fair value at period ends of its preceding consolidated fiscal year and interim period, except when it is anticipated that the market value is recoverable.

3. HELD-TO-MATURITY SECURITIES AND AVAILABLE-FOR-SALE SECURITIES OF WHICH FAIR VALUE IS NOT READILY DETERMINABLE

(Millions of Yen)

	September 30, 2005	September 30, 2006	March 31, 2006
1. Held-to-Maturity Securities	–	–	–
2. Available-for-sale securities			
Unlisted stocks	¥ 4,036	¥4,008	¥4,031
MMF, etc.	43,478	72,364	56,931
Preferred investment securities	5,000	1,000	1,000
Unlisted bonds	¥17,793	¥20,411	¥20,237

11. DERIVATIVE TRANSACTION

FAIR VALUES OF THE TRANSACTION

(Currency)

(Millions of Yen)

Contracts other than market transaction	September 30, 2005				**September 30, 2006**				March 31, 2006			
	Contracted amount	Over 1 Year	Fair value	Unrealized Gain (Loss)	**Contracted amount**	**Over 1 Year**	**Fair value**	**Unrealized Gain (Loss)**	Contracted amount	Over 1 Year	Fair value	Unrealized Gain (Loss)
Foreign exchange contracts												
Receivables:												
US dollars	¥13,936	–	¥14,126	(¥190)	¥12,286	–	¥12,575	(¥ 289)	¥12,473	–	¥12,430	¥42
Euro	15	–	14	0	58	–	59	(1)	70	–	72	(1)
Payables:												
Yen	559	–	555	(3)	–	–	–	–	270	–	274	4
Total:	–	–	–	(¥193)	–	–	–	(¥290)	–	–	–	¥45

Notes:

September 30, 2005	**September 30, 2006**	March 31, 2006
1. Market value calculation methods: The fair market values of these quotations were estimated based on forward market quotations.	1. Market value calculation methods: Same as the left	1. Market value calculation methods: Same as the left
2. Contracts processed by hedge accounting are not disclosed.	2. Same as the left	2. Same as the left

12. DOUBTFUL EVENTS FOR A GOING CONCERN

There were no events or conditions that might be indicative of significant doubt of the entity's ability to continue as a going concern in the previous and present interim period, and the previous fiscal year.

13. STOCK OPTION
Details and fluctuation status (April 1 - September 30, 2006)

1) Amount of the cost recorded and the name of account items

(April 1, 2006 - September 30, 2006)

COGS, Selling, general & administrative expenses 294 million yen

2) Stock option

Company Date of Decision	Eisai Co., Ltd. June 29, 2000	Eisai Co., Ltd. June 28, 2001	Eisai Co., Ltd. June 27, 2002	Eisai Co., Ltd. June 24, 2003
Classification and number of persons for grant	[E] Director 9 [E] Employee 16	[E] Director 7 [E] Employee 35	[E] Director 4 [E] Employee 37	[E] Director 7 [E] Employee 43
Number of Stock option	Common stock 142,000 Stocks	Common stock 180,000 Stocks	Common stock 175,000 Stocks	Common stock 210,000 Stocks
Date of grant	September 1, 2000	September 3, 2001	July 1, 2002	July 1, 2003
Condition of ascertained right	not specified	same as on the left	same as on the left	same as on the left
Relevant Work Period	not specified	same as on the left	same as on the left	same as on the left
Exercise period	September 1, 2000- June 29, 2010	September 3, 2001- June 28, 2011	July 1, 2002- June 27, 2012	July 1, 2003- June 24, 2013

Company Date of Decision	Eisai Co., Ltd. June 24, 2004	Eisai Co., Ltd. June 24, 2005	Eisai Co., Ltd. June 23, 2006
Classification and number of persons for grant	[E] Director 11 [E] Executive officer 18 [E] Employee 27	[E] Director 11 [E] Executive officer 20 [E] Employee 31	[E] Director 10 [E] Executive officer 22 [E] Employee 32
Number of Stock options	Common stock 238,000 Stocks	Common stock 262,000 Stocks	Common stock 254,000 Stocks
Date of grant	July 1, 2004	July 1, 2005	July 10, 2006
Condition of ascertained right	not specified	same as on the left	same as on the left
Relevant Work Period	not specified	same as on the left	same as on the left
Exercise period	July 1, 2004- June 24, 2014	July 1, 2007- June 24, 2015	July 10, 2008- June 23, 2016

3) Details of Stock Option

(1) Number of Stock Option

Date of Decision	June 29, 2000	June 28, 2001	June 27, 2002	June 24, 2003
After the right is asertained				
End of the fiscal year of pre-consolidated account	109,800	153,700	166,800	155,300
Right ascertained	-	-	-	-
Exercise of right	20,000	30,100	19,700	41,400
Invalidation	-	-	-	-
Unexercised stock options at the end of this semiannual financial period	89,800	123,600	147,100	113,900

Date of Decision	June 24, 2004	June 24, 2005	June 23, 2006
After the right is asertained			
End of the fiscal year of pre-consolidated account	238,000	262,000	-
Right ascertained	-	-	254,000
Exercise of right	23,200	-	-
Invalidation	-	-	-
Unexercised stock options at the end of this semiannual financial	214,800	262,000	254,000

(2) Unit Information (Unit: yen)

Date of Decision	June 29, 2000	June 28, 2001	June 27, 2002	June 24, 2003
Date of grant	September 1, 2000	September 3, 2001	July 1, 2002	July 1, 2003
Price at Execution of right	3,090	2,668	3,165	2,520
Market average at Execution of right	5,382	5,367	5,401	5,407
Fair assessed unit price (Date of grant)	-	-	-	-

Date of Decision	June 24, 2004	June 24, 2005	June 23, 2006
Date of grant	July 1, 2004	July 1, 2005	July 10, 2006
Price at Execution of right	3,170	3,820	5,300
Market average at Execution of right	5,391	-	-
Fair assessed unit price (Date of grant)	-	-	1,161

14. BUSINESS COMBINATION

There is no relevant matters.

15. PER SHARE INFORMATION

April 1, 2005- September 30, 2005	**April 1, 2006- September 30, 2006**	April 1, 2005- March 31, 2006
Shareholders' equity per share: 1,705.15 yen Earnings per share: 105.53 yen Diluted earnings per share: 105.44 yen	Owners' equity per share: 1,852.35 yen Earnings per share: 113.82 yen Diluted earnings per share: 113.65 yen	Shareholders' equity per share: 1,816.23 yen Earnings per share 221.86 yen Diluted earnings per share: 221.61 yen

Note: The basis of the report of net earnings per share and diluted earnings per share are as follows:

	April 1, 2005- September 30, 2005	**April 1, 2006- September 30, 2006**	April 1, 2005- March 31, 2006
Net earnings per share			
(1)Net income (mil. yen)	30,158	32,509	63,410
(2)Amount not attributed to common shareholders (mil. yen)	–	–	–
(3)Net income on common shares (mil. yen)	30,158	32,509	63,410
(4)Average number of common shares outstanding (thousand shares)	285,795	285,636	285,817
Diluted earnings per share			
(1)Increased number of common shares (thousand shares)	227	412	316
[Subscription rights] (thousand shares)	(77)	(110)	(97)
[Reservation rights] (thousand shares)	(149)	(302)	(218)
Diluted securities with no dilutive effects, which were not included in the diluted EPS.	————	————	————

16. Important Subsequent Events

April 1, 2005- September 30, 2005	**April 1, 2006- September 30, 2006**	April 1, 2005- March 31, 2006
	The product acquisition agreement with Ligand Pharmaceuticals Inc became effective on October 25 (the US Eastern Time), 2006. Eisai Co. Ltd and Eisai Inc paid 205 million US dollars for this transaction including the amount for inventory. Eisai Inc also employed certain personnel from Ligand.	

17. PRODUCTION, RECEIVED ORDER AND SALES INFORMATION

1. Production Results

(1) Production results

(Unit: Millions of Yen)

Segment	April 1, 2005- September 30, 2005	April 1, 2006- September 30, 2006	April 1, 2005- March 31, 2006
	Amount	Amount	Amount
Pharmaceuticals	¥253,954	¥296,322	¥553,896
Other	¥4,881	¥4,181	¥8,824
Total	¥258,835	¥300,503	¥562,721

Note: 1. The amounts are evaluated by estimated sales price and intersegment transactions are eliminated.

2. The above figures do not include consumption tax.

(2) Product purchases

(Unit: Millions of Yen)

Segment	April 1, 2005- September 30, 2005	April 1, 2006- September 30, 2006	April 1, 2005- March 31, 2006
	Amount	Amount	Amount
Pharmaceuticals	¥9,958	¥10,645	¥20,043
Other	¥4,547	¥4,678	¥9,085
Total	¥14,506	¥15,323	¥29,129

Note: 1. The amounts are evaluated by estimated purchase price and intersegment transactions are eliminated.

2. The above figures do not include consumption tax.

2. Status of Sales Order

The Company and the consolidated subsidiaries did not produce by sales order. Production was made based on sales forecasts.

3. Sales results

(Unit: Millions of Yen)

Sales results by business and geographical segment	April 1, 2005- September 30, 2005		April 1, 2006- September 30, 2006		April 1, 2005- March 31, 2006	
	Amount	%	Amount	%	Amount	%
Pharmaceuticals	¥272,371	96.4	¥308,866	96.7	¥579,812	96.4
Japan	130,101	46.0	134,167	42.0	265,444	44.2
North America	113,546	40.2	138,388	43.3	252,139	41.9
Europe	20,826	7.4	26,026	8.2	44,614	7.4
Asia and Others	7,897	2.8	10,284	3.2	17,613	2.9
Others	10,257	3.6	10,523	3.3	21,440	3.6
Japan	9,474	3.3	9,329	2.9	19,613	3.3
Overseas	783	0.3	1,193	0.4	1,826	0.3
Total	¥282,629	100.0%	¥319,389	100.0%	¥601,252	100.0%

Note: 1. Intersegment transactions are eliminated.

2. The above figures do not include consumption taxes.

3. Sales results were calculated by business and geographic segment.

18. QUARTERLY CONSOLIDATED INFORMATION
1)CONSOLIDATED STATEMENTS OF INCOME
The Second Quarter of FY2005 and FY2006

	July 1, 2005- September 30, 2005			July 1, 2006- September 30, 2006			Increase (Decrease)
Account Title	(Millions of Yen)		(%)	(Millions of Yen)		(%)	(Millions of Yen)
Net sales		¥146,849	100.0		¥165,445	100.0	¥18,596
Cost of sales		24,668	16.8		26,415	16.0	1,747
Gross profit on sales		122,181	83.2		139,029	84.0	16,848
Reversal of reserve for sales returns		(62)	(0.0)		(10)	(0.0)	51
Gross profit		122,243	83.2		139,040	84.0	16,797
Selling, general and administrative expenses							
Research and development expenses	24,486		16.7	27,892		16.9	
Selling, general and administrative expenses	74,938	99,424	67.7	85,615	113,508	68.6	14,083
Operating income		22,818	15.5		25,532	15.4	2,713
Non-operating income		1,010	0.7		1,429	0.9	419
Non-operating expenses		117	0.1		327	0.2	210
Ordinary income		23,711	16.1		26,634	16.1	2,923
Special gain		17	0.0		192	0.1	174
Special loss		268	0.1		229	0.1	(39)
Income before income taxes and minority interests		23,459	16.0		26,597	16.1	3,137
Income taxes-current	9,411			11,389			
Income taxes-deferred	(1,334)	8,077	5.5	(1,620)	9,768	5.9	1,691
Minority interests in net income		140	0.1		161	0.1	21
Net income		¥15,241	10.4		¥16,667	10.1	1,425

2) CONSOLIDATED STATEMENTS OF CASH FLOWS
The Second Quarter of FY2005 and FY2006

	July 1, 2005- September 30, 2005	July 1, 2006- September 30, 2006	Increase (Decrease)
Account Title	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
I. Operating activities:			
Income before income taxes and minority interests	¥23,459	¥26,597	
Depreciation and amortization	6,131	6,357	
Loss on impairment of fixed assets	40	40	
Increase in allowance for doubtful accounts	86	0	
Interest and dividend income	(851)	(1,328)	
Interest expense	12	18	
Equity in (earnings) loss of associated companies	13	8	
(Gain) Loss on sales and disposal of fixed assets	207	181	
Provision for liability for retirement benefits	1,482	-	
Loss (Gain) on sales of short-term investments and investment securities	0	(183)	
Decrease(Increase) in accounts receivable	4,488	(9,285)	
Decrease(Increase) in inventories	(2,455)	(2,550)	
Increase in accounts payable	1,615	569	
Increase in other current liabilities	3,366	8,814	
Increase(Decrease) in reserve for sales rebates	(2,886)	2,739	
Decrease in reserve for retirement benefits	-	(1,482)	
Other	(1,745)	4,051	
Sub-total	32,967	34,547	1,580
Interest and dividends received	691	1,133	
Interest paid	(7)	(17)	
Income taxes paid	(5,845)	(7,123)	
Net cash provided by operating activities	27,806	28,540	734
II. Investing activities:			
Purchases of short-term investments	(13)	(119)	
Proceeds from sales and redemptions of short-term investments	427	2,189	
Purchases of property, plant and equipment	(5,025)	(4,746)	
Proceeds from sales of property, plant and equipment	78	22	
Purchases of intangible assets	(3,454)	(2,077)	
Purchases of investment securities	(280)	(6,714)	
Proceeds from sales and redemptions of investment securities	2,598	2,210	
(Increase) decrease in time deposits (exceeding 3 months)	528	(252)	
Other	(114)	77	
Net cash used in investing activities	(5,255)	(9,410)	(4,155)
III. Financing activities:			
Net decrease in short-term borrowings	(117)	(1)	
Purchase of treasury stock	_	(11,060)	
Dividends paid to minorities	(5)	_	
Other	83	297	
Net cash used in financing activities	(40)	(10,763)	(10,723)
IV. Effect of exchange rate changes on cash and cash equivalents	1,159	2,259	1,099
V. Net increase in cash and cash equivalents	23,670	10,625	(13,045)
VI. Cash and cash equivalents at beginning of period	136,466	164,353	27,886
VII.Cash and cash equivalents at end of first-half period	¥160,137	¥174,979	¥14,841

3) SEGMENT INFORMATION

The Second Quarter of FY2006 (July 1- September 30, 2006)

1. Business Segment Information

1) For the second quarter period ended September 30, 2005 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
Sales					
(1) Sales to customers	¥141,623	¥5,225	¥146,849	–	¥146,849
(2) Intersegment sales	32	4,432	4,465	(¥4,465)	–
Total sales	141,656	9,657	151,314	(4,465)	146,849
Operating expenses	118,504	8,866	127,371	(3,340)	124,030
Operating income	¥23,152	¥791	¥23,943	(¥1,124)	¥22,818

2) For the second quarter period ended September 30, 2006 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
Sales					
(1) Sales to customers	¥160,292	¥5,153	¥165,445	–	¥165,445
(2) Intersegment sales	62	4,999	5,062	(¥5,062)	–
Total sales	160,354	10,153	170,508	(5,062)	165,445
Operating expenses	134,276	9,669	143,946	(4,033)	139,913
Operating income	¥26,078	¥483	¥26,561	(¥1,029)	¥25,532

Notes:

(1) The Company classifies consolidated operations into two segments: "Pharmaceuticals" including prescription pharmaceuticals, and "Others" which encompasses all operations other than pharmaceuticals.

(2) Major products in each segment are as follows:

Business segment	Major products
Pharmaceuticals	Prescription pharmaceuticals; Consumer health care products; Diagnostics, etc.
Others	Food additives; Chemicals; Machinery; Others

2. Geographic Segment Information

1) For the second quarter period ended September 30, 2005 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consoli-dated
Sales							
(1) Sales to customers	¥70,459	¥61,349	¥10,801	¥4,239	¥146,849	–	¥146,849
(2) Intersegment sales	18,164	7,134	1,824	0	27,124	(¥27,124)	–
Total sales	88,624	68,483	12,626	4,239	173,974	(27,124)	146,849
Operating expenses	71,225	63,309	11,275	3,530	149,341	(25,310)	124,030
Operating income	¥17,399	¥5,174	¥1,350	¥709	¥24,633	(¥1,814)	¥22,818

2) For the second quarter period ended September 30, 2006 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consoli-dated
Sales							
(1) Sales to customers							
(2) Intersegment sales	¥72,553	¥73,416	¥14,093	¥5,382	¥165,445	–	¥165,445
	21,357	8,986	5,616	0	35,962	(¥35,962)	–
Total sales	93,910	82,403	19,710	5,383	201,407	(35,962)	165,445
Operating expenses	76,823	75,146	18,430	4,470	174,871	(34,958)	139,913
Operating income	¥17,087	7,256	¥1,279	¥912	¥26,536	(¥1,003)	¥25,532

Notes:

(1) Segmentation by country or region is based on geographical proximity.

(2) Major areas and countries included in each category:
- -North America: The United States of America and Canada
- -Europe: The United Kingdom, France, Germany, etc.
- -Asia and Others: East Asia, Southeast-Asia, South-Central America, etc.

(3) Intersegment sales in Japan principally represent product sales, etc. from the Parent Company to overseas subsidiaries. Intersegment sales in North America, Europe, and Asia and Others are principally sales from overseas subsidiaries, which manage research and development for the Parent Company.

3. Overseas Sales

1) For the second quarter period ended September 30, 2005 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥63,220	¥15,115	¥4,795	¥83,131
2. Consolidated sales				¥146,849
3. Share of overseas sales (%)	43.0%	10.3%	3.3%	56.6%

2) For second quarter period ended September 30, 2006 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥75,461	¥17,861	¥6,245	¥99,568
2. Consolidated sales				¥165,445
3. Share of overseas sales (%)	45.6%	10.8%	3.8%	60.2%

Note:
(1) Segmentation of the areas is based on geographical proximity.
(2) Major areas and countries included in this category:
- -North America: The United States of America and Canada.
- -Europe: The United Kingdom, France, Germany, etc.
- -Asia and Others: East Asia, Southeast-Asia, South-Central America, etc.

(3) Overseas sales represent the sales reported in countries and areas outside Japan by the Parent Company and the consolidated subsidiaries.

EISAI CO., LTD. NON-CONSOLIDATED SEMIANNUAL FINANCIAL REPORT RELEASE

FOR IMMEDIATE RELEASE
October 31, 2006

On October 31, 2006, Eisai Co., Ltd. announced non-consolidated semiannual financial results for the fiscal year ending March 31, 2007

- Date of the Board of Directors' Meeting for presentation of non-consolidated semiannual financial results: October 31, 2006
- Date for commencement of payment of interim dividends: November 22, 2006
- Eisai Co., Ltd. is listed on the First Sections of both the Tokyo Stock Exchange and the Osaka Securities Exchange.
- Interim dividend distributed, and 1 unit represents 100 shares.
- Securities code number: 4523
- Representative of corporation: Haruo Naito
  Director, President and CEO
- Inquiries should be directed to: Akira Fujiyoshi
  Vice President
  Corporate Communications, Investor Relations

Eisai Co., Ltd.
4-6-10 Koishikawa, Bunkyo-ku
Tokyo 112-8088, Japan
Phone: +81-3-3817-5120
URL: http://www.eisai.co.jp/index-e.html

Note: For additional specific information, please refer to the official Japanese-language version of this release. This non-official English translation is provided as a courtesy only.

1. NON-CONSOLIDATED SEMIANNUAL FINANCIAL RESULTS (April 1, 2006 – September 30, 2006)

(1) RESULTS OF SEMIANNUAL OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2006-September 30, 2006	¥170,113 mil.	5.7%	¥30,351 mil.	(7.4)%	¥30,742 mil.	(8.8)%
April 1, 2005-September 30, 2005	¥160,957 mil.	6.4%	¥32,793 mil.	(0.2)%	¥33,718 mil.	(1.3)%
April 1, 2005-March 31, 2006	¥331,959 mil.		¥65,376 mil.		¥67,338 mil.	

Period	Net Income	Percent Change	Earnings Per Share(EPS)	Diluted Earnings Per Share
April 1, 2006-September 30, 2006	¥20,137 mil.	(6.9)%	¥70.50	¥70.40
April 1, 2005-September 30, 2005	¥21,622 mil.	(2.2)%	¥75.66	¥75.60
April 1, 2005-March 31, 2006	¥43,890 mil.		¥153.56	¥153.39

Note 1: Average number of shares outstanding:
- Interim period ended September 30, 2006: 285,636,228 shares
- Interim period ended September 30, 2005: 285,795,349 shares
- Fiscal year ended March 31, 2006 285,817,290 shares

Note 2: There have been no changes in accounting methods used by Eisai Co., Ltd. (hereinafter referred to as 'the Company') during the period ended September 30, 2005 and 2004

Note 3: Percentage increase (decrease) shows percent change compared to the corresponding period last year.

(2) FINANCIAL POSITION

Period End	Total Assets	Equity	Owners' Equity* to Total Assets	Owners' Equity per Share
September 30, 2006	¥558,992 mil.	¥458,433 mil.	82.0 %	¥1,613.17
September 30, 2005	¥546,890 mil.	¥448,255 mil.	82.0 %	¥1,568.30
March 31, 2006	¥572,912 mil.	¥465,211 mil.	81.2 %	¥1,627.33

Notes: Owners' Equity*: Equity – minority interest– stock acquisition rights

(Reference) Shareholders' Equity:
- As of September 30, 2006: ¥458,138 million
- As of September 30, 2005: ¥448,255 million
- As of March 31, 2006: ¥465,211 million

Number of shares issued and outstanding:
- As of September 30, 2006: 283,998,290 shares
- As of September 30, 2005: 285,822,814 shares
- As of March 31, 2006: 285,874,916 shares

Treasury Stock (shares):
- As of September 30, 2006: 12,568,659 shares
- As of September 30, 2005: 10,744,135 shares
- As of March 31, 2006: 10,692,033 shares

Conventionally used Shareholders' Equity, Equity Ratio and Shareholders' equity per Share respectively were described as 'Owners' Equity', ' Owners' Equity to Total Assets ' and 'Owners' Equity per Share' respectively in the column for the period of September 30, 2005 and March 31, 2006.

2. FORECASTED NON-CONSOLIDATED FINANCIAL RESULTS FOR THE FISCAL YEAR ENDING MARCH 31, 2007

Period	Net Sales		Operating Income		Ordinary Income		Net Income	
		%		%		%		%
April 1, 2006 - March 31, 2007	¥ 346,000 mil.	4.2	¥ 64,000 mil.	(2.1)	¥65,000 mil.	(3.5)	¥41,000 mil.	(6.6)

Note: Forecasted Annual Earnings per Share (EPS): ¥144.37

3. DIVIDENDS

Period	Dividends per Share		
	Interim	Ending	Annual
April 1, 2005-March 31, 2006	¥40.00	¥50.00	¥90.00
April 1, 2006-March 31, 2007(Result)	¥55.00	-	110.00
April 1, 2006-March 31, 2007(Forecast)	-	¥55.00	

*Refer to page 21 - 22 in the attached materials of consolidated financial statements in regards to the assumptions of the above forecasts.

1-1) NON-CONSOLIDATED SEMIANNUAL BALANCE SHEET (ASSETS)

Account Title	Note	September 30 2005 (Millions of Yen)	(%)	September 30 2006 (Millions of Yen)	(%)	March 31 2006 (Millions of Yen)	(%)	Increase (Decrease) (Millions of Yen)
ASSETS								
Current assets:								
Cash and cash in bank		¥47,844		¥44,313		¥48,654		
Notes receivable-trade	6	4,008		2,776		2,879		
Accounts receivable-trade		106,387		117,495		114,443		
Short-term investments		52,185		32,465		59,648		
Inventories		25,512		28,389		26,327		
Deferred tax assets		16,729		15,658		13,956		
Other current assets		13,005		16,605		12,291		
Allowance for doubtful receivables		(5)		–		–		
Total current assets		265,668	48.6	257,704	46.1	278,201	48.6	(20,497)
Fixed assets:								
Property, plant and equipment:								
Buildings	1,5	44,401		43,205		45,283		
Land		10,425		10,369		10,373		
Others	1,5	27,290		25,381		27,032		
Total property, plant and equipment		82,117	15.0	78,956	14.1	82,690	14.4	(3,733)
Intangible assets:		19,243	3.5	25,016	4.5	26,480	4.6	(1,464)
Investments and other assets:								
Investment securities		80,155		102,532		95,209		
Investments in subsidiaries and associated companies		54,171		57,634		57,553		
Insurance reserve		22,813		–		–		
Deferred tax assets		18,794		29,106		24,473		
Other assets		8,826		11,642		11,980		
Allowance for doubtful accounts		(4,901)		(3,600)		(3,676)		
Total investments and other assets		179,860	32.9	197,315	35.3	185,539	32.4	11,775
Total fixed assets		281,221	51.4	301,288	53.9	294,710	51.4	6,577
Total assets		¥546,890	100.0	¥558,992	100.0	¥572,912	100.0	(13,919)

1-2) NON-CONSOLIDATED SEMIANNUAL BALANCE SHEET (LIABILITIES AND EQUITY)

Account Title	Note	September 30 2005 (Millions of Yen)	(%)	September 30 2006 (Millions of Yen)	(%)	March 31 2006 (Millions of Yen)	(%)	Increase (Millions of Yen)
LIABILITIES								
Current liabilities:								
Notes payable-trade		¥63		¥67		¥128		
Accounts payable-trade		5,664		6,628		6,762		
Accounts payable-other		19,644		20,012		23,276		
Accrued expenses		14,780		16,907		16,137		
Income taxes payable		15,753		16,081		18,452		
Reserve for sales rebates		413		389		438		
Reserve for disposal of goods returned		345		262		333		
Other current liabilities	4	9,316		9,185		9,075		
Total current liabilities		65,983	12.0	69,535	12.4	74,605	13.0	(5,069)
Long-term liabilities:								
Liability for retirement benefits		30,482		30,058		32,005		
Retirement allowances for directors		2,169		966		1,090		
Total long-term liabilities		32,651	6.0	31,024	5.6	33,095	5.8	(2,071)
Total liabilities		98,634	18.0	100,559	18.0	107,700	18.8	(7,141)
NET ASSETS								
Owners' Equity:								
Common stock				44,985				
Capital surplus								
Additional paid-in capital				55,222				
Total Capital surplus				55,222				
Retained earnings								
Legal reserve				7,899				
Other retained earnings				375,062				
Reserve for reduction of fixed assets				121				
General reserve				337,880				
Unappropriate retained earnings				37,060				
Total retained earnings				382,962				
Treasury stock				(42,631)				
Total Owners' Equity				440,540	78.8			(4,892)
Net unrealized gain and translation adjustments:								
Net unrealized gain on available-for-sale securities								
Foreign currency translation adjustments				17,598				
Total Net unrealized gain and translation adjustments				17,598	3.2			(2,180)
Stock acquisition rights				294	0.0			294
Total Equity				458,433	82.0			(6,778)
Total liabilities and equity				558,992	100.0			(13,919)

I-2) NON-CONSOLIDATED SEMIANNUAL BALANCE SHEET (LIABILITIES AND EQUITY)

		September 30 2005		September 30 2006		March 31 2006		Increase (Decrease)
Account Title	Note	(Millions of Yen)	(%)	(Millions of Yen)	(%)	(Millions of Yen)	(%)	(Millions of Yen)
Shareholders' equity:								
Common stock		44,985	8.2			44,985	7.9	
Capital Surplus								
Additional paid-in capital		55,222				55,222		
Total capital surplus		55,222	10.1			55,222	9.6	
Retained earnings								
Legal reserve		7,899				7,899		
Voluntary reserve	2	324,002				324,002		
Unappropriated earnings for the period		34,411				45,234		
Total retained earnings		366,314	67.0			377,137	65.8	
Net unrealized gain on available-for-sale securities		13,779	2.5			19,779	3.5	
Treasury stock		(32,046)	(5.8)			(31,913)	(5.6)	
Total shareholders' equity		448,255	82.0			465,211	81.2	
Liabilities and Shareholders' equity		¥546,890	100.0			¥572,912	100.0	

Note: Increase/decrease in net assets show the difference with the account title corresponding to prior years'.

2. NON-CONSOLIDATED SEMIANNUAL STATEMENTS OF INCOME

		Apr 1, 2005- Sep 30, 2005		Apr 1, 2006 - Sep 30, 2006		Increase (Decrease)	Apr 1, 2005- Mar 31, 2006	
Account Title	Note	(Millions of Yen)	(%)	(Millions of Yen)	(%)	(Millions of Yen)	(Millions of Yen)	(%)
Net sales		¥160,957	100.0	¥170,113	100.0	¥9156	¥331,959	100.0
Cost of sales		37,969	23.6	39,942	23.5	1,973	77,984	23.5
Gross profit on sales		122,987	76.4	130,171	76.5	7,183	253,975	76.5
Reversal of reserve for sales returns		(30)	(0.0)	(48)	(0.0)	(17)	(6)	(0.0)
Gross profit		123,018	76.4	130,219	76.5	7,201	253,981	76.5
Selling, general and administrative expenses		90,224	56.0	99,868	58.7	9,643	188,604	56.8
Research and development expenses		43,922	27.3	51,726	30.4		92,851	28.0
Selling, general and administrative expenses		46,301		48,141			95,753	
Operating income		32,793	20.4	30,351	17.8	(2,442)	65,376	19.7
Non-operating income	1	1,234	0.7	1,177	0.7	(57)	2,412	0.7
Non-operating expenses	2	310	0.2	786	0.4	475	450	0.1
Ordinary income		33,718	20.9	30,742	18.1	(2,975)	67,338	20.3
Special gain	3	228	0.1	800	0.5	572	365	0.1
Special loss	4	570	0.3	631	0.4	60	1,418	0.4
Income before income taxes		33,377	20.7	30,912	18.2	(2,464)	66,284	20.0
Income taxes-current		15,002	9.3	15,594	9.2	592	32,719	9.9
Income taxes-deferred		(3,246)	(2.0)	(4,819)	(2.8)	(1,572)	(10,324)	(3.1)
Net income		21,622	13.4	¥20,137	11.8	(1,484)	43,890	13.2
Unappropriated retained earnings from the previous year		12,805					12,805	
Loss on disposal of treasury stock		15					27	
Interim dividends		—					11,432	
Unappropriated retained earnings for the period		¥34,411					¥45,234	

3. NON-CONSOLIDATED SEMIANNUAL STATEMENT OF CHANGES IN EQUITY (April 1 to September 30, 2006)

(Unit : Millions of Yen)

	Owners' equity									Net unrealized loss and translation adjustments	Stocks acquisition rights	Equity (Total)
	Common stock	Capital surplus	Retained earnings					Treasury stock	Owners' equity (Total)	Net unrealized loss on available-for-securities		
		Additional paid-in capital	Legal reserve	Other Retained earnings			Retained earnings Total					
				Reserve for reduction of fixed assets	General reserve	Deferred retained earnings						
Balance at the end of prior period (March 31,2006)	44,985	55,222	7,899	122	323,880	45,234	377,137	(31,913)	445,432	19,779	—	465,211
Changes of items during the period												
Dividends from retained earnings						(14,293)	(14,293)		(14,293)			(14,293)
Reversal of reserve for reduction of fixed assets				(0)		0	—		—			—
Reserve for General reserve					14,000	(14,000)	—		—			—
Net income						20,137	20,137		20,137			20,137
Loss on disposal of treasury stock						(18)	(18)		(18)			(18)
Acquisition of treasury stock								(11,119)	(11,119)			(11,119)
Disposal of treasury stock								401	401			401
Changes of other items during the period (Net)										(2,180)	294	(1,886)
Changes of items during the period (Total)	—	—	—	(0)	14,000	(8,174)	5,825	(10,717)	(4,892)	(2,180)	294	(6,778)
Balance at the end of current period (Sep. 30, 2006)	44,985	55,222	7,899	121	337,880	37,060	382,962	(42,631)	440,540	17,598	294	458,433

3. NON-CONSOLIDATED SEMIANNUAL STATEMENTS OF CASH FLOWS

(For Reference)

		Apr 1, 2005-Sep 30, 2005	Apr 1, 2006-Sep 30, 2006	Increase (Decrease)	Apr 1, 2005-Mar 31, 2006
Account Title	Note	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
I. Operating activities:					
Income before income taxes		¥33,377	¥30,912		¥66,284
Depreciation and amortization		7,823	8,497		16,446
Loss on impairment of long-lived assets		–	35		–
Increase (Decrease) in allowance for doubtful accounts		126	40		(29)
Interest on securities, and dividend income		(859)	(948)		(1,503)
Interest expense		24	27		48
Gain/Loss on sales and disposal of fixed assets		211	481		586
Provision for liability for retirement benefits		2,752	–		5,339
Gain/Loss on sales of short-term investments and Investment securities		–	(183)		(4)
Loss on impairment of securities		3	12		4
Decrease (increase) in accounts receivable		4,608	(2,950)		(2,318)
Decrease (increase) in inventories		(258)	(2,061)		(1,074)
Increase (decrease) in accounts payable		460	(194)		1,623
Increase in other current liabilities		1,492	785		4,225
Decrease in reserve for sales rebates		(863)	–		(863)
Decrease in liabilities for retirement benefits		–	(1,946)		–
Other		(1,538)	(2,816)		(4,012)
Sub-total		47,360	29,689	(17,670)	84,754
Interest and dividends received		873	904		1,514
Interest paid		(24)	(27)		(48)
Income taxes paid		(15,408)	(17,948)		(30,442)
Net cash provided by operating activities		32,800	12,619	(20,181)	55,778
II. Investing activities:					
Proceeds from sales and redemptions of short-term investments		1,200	4,500		1,705
Purchases of property, plant and equipment		(8,390)	(6,405)		(12,854)
Proceeds from sales of property, plant and equipment		152	1,046		277
Purchases of intangible assets		(1,906)	(1,721)		(12,317)
Purchases of investment securities		(2,564)	(13,493)		(21,848)
Proceeds from sales and redemptions of investment securities		5,537	1,694		15,638
Investments to subsidiaries and associated companies		(695)	(34)		(4,075)
Other		275	(1,201)		19,925
Net cash used in investing activities		(6,390)	(15,614)	(9,224)	(13,548)
III.Financing activities:					
Purchase of treasury stock		–	(11,060)		–
Dividends paid		(10,002)	(14,293)		(21,435)
Other		83	323		204
Net cash used in financing activities		(9,919)	(25,030)	(15,111)	(21,231)
IV. Effect of exchange rate changes on cash and cash equivalents		(0)	0	0	(0)
V. Net increase (decrease) in cash and cash equivalents		16,490	(28,025)	(44,515)	20,997
VI. Cash and cash equivalents at beginning of period		79,509	100,507	20,997	79,509
VII.Cash and cash equivalents at end of first-half period		¥95,999	¥72,481	(23,518)	¥100,507

BASIS OF PRESENTING NON-CONSOLIDATED SEMIANNUAL FINANCIAL STATEMENTS

Item	April 1, 2005- September 30, 2005	**April 1, 2006- September 30, 2006**	April 1, 2005- March 31, 2006
1. Measurement and Valuation for Assets	(1) Marketable and investment Securities: Held-to-Maturity Securities: Stated at amortized cost (straight line method) Investment in Subsidiaries and Associated Companies: Stated at cost determined by the moving average method. Available-for-Sale Securities: Marketable securities: Stated at fair market value on the interim balance sheet date with unrealized gains and losses, net of applicable taxes, booked in a separate component of shareholders' equity. The cost of securities sold is determined by the moving average method. Non-marketable securities: Stated at cost determined by the moving average method. (2) Derivatives: Stated at fair market value. (3) Inventories: Merchandise, finished goods, semi-finished goods, work-in-process, raw materials, and supplies are stated at cost determined by the average method.	(1) Marketable and investment Securities: Held-to-Maturity Securities: Stated at amortized cost (straight line method) Investment in Subsidiaries and Associated Companies: Stated at cost determined by the moving average method. Available-for-Sale Securities: Marketable securities: Stated at fair market value on the interim balance sheet date with unrealized gains and losses, net of applicable taxes, booked in a separate component of equity. The cost of securities sold is determined by the moving average method. Non-marketable securities: Stated at cost determined by the moving average method. (2) Derivatives: Same as the left (3) Inventories: Same as the left	(1) Marketable and investment Securities: Held-to-Maturity Securities: Stated at amortized cost (straight line method) Investment in Subsidiaries and Associated Companies: Stated at cost determined by the moving average method. Available-for-Sale Securities: Marketable securities: Stated at fair market value on the balance sheet date of the period with unrealised gain and losses, net of applicable taxes, booked in a separate component of shareholder's equity. The cost of securities sold is determined by the moving average method. Non-marketable securities: Stated at cost determined by moving average method. (2) Derivatives: Same as the left (3) Inventories: Same as the left
2. Depreciation of Depreciable Assets	(1) Property, plant and equipment: Property, plant and equipment are stated at cost. Depreciation is computed by the declining-balance method. Estimated useful lives of the assets are as follows, Buildings 15 to 50 years Machinery and equipment 6 to 7 years (2) Intangible assets: Intangible assets are stated at cost less accumulated amortization, which is computed by the straight-line method. Amortization of software for internal use is computed by the straight-line method over estimated useful life (mainly five years).	(1) Property, plant and equipment: Same as the left (2) Intangible assets: Same as the left	(1) Property, plant and equipment: Same as the left (2) Intangible assets: Same as the left

Item	April 1, 2005- September 30, 2005	**April 1, 2006- September 30, 2006**	April 1, 2005- March 31, 2006
3. Accounting for Allowances and Reserves	(1) Allowance for doubtful receivables/accounts: To prepare for potential losses in trade receivable, loans receivable and others, allowance for doubtful receivables/accounts is provided at amounts determined on the basis of the Company's past credit loss experience and an evaluation of potential losses in receivables outstanding.	(1) Allowance for doubtful receivables/accounts: Same as the left	(1) Allowance for doubtful receivables/accounts: Same as the left
	(2) Reserve for sales returns: To prepare for possible losses on sales return losses incurred after the interim balance sheet date, the reserve is provided at an amount calculated by multiplying the amount of trade receivables at the interim balance sheet date by the average of return ratio over the previous 18 months and the profit ratio of the interim period.	(2) Reserve for sales returns: Same as the left	(2) Reserve for sales returns: To prepare for possible losses on sales return losses incurred after the balance sheet date, the reserve is provided at an amount calculated by multiplying the amount of trade receivables at the balance sheet date by the average return ratio over the previous two fiscal years and the current profit ratio.
	(3) Reserve for disposal of goods returned: To prepare for possible losses on disposal of goods returned after the interim balance sheet date, the reserve is provided at an amount calculated by multiplying the amount of trade receivables at the interim balance sheet date by the average ratio of returned goods sold and the average write-off ratio of goods returned over the previous 18 months.	(3) Reserve for disposal of goods returned: Same as the left	(3) Reserve for disposal of goods returned: To prepare for possible losses on disposal of goods returned after the balance sheet date, the reverse is provided at an amount calculated by multiplying the amount of trade receivables at the balance sheet date by the average ratio of returned goods sold and the average write-off ratio of goods returned over the previous two fiscal years.
	(4) Liabilities for retirement benefits: To cover retirement benefits of employees, the Company provides for liability for retirement benefits at an amount to be prepared as of the interim balance sheet date, which is derived from the projected benefit obligations and estimated plan assets at the interim balance sheet date. The unrecognized prior service cost is being amortized over five years and recognized as operating expenses in the statements of income. The unrecognized actuarial loss is being amortized over five years by the straight-line method and recognized as operating expenses in the statements of income starting from the period following the period during which each loss occurred, respectively.	(4) Liabilities for retirement benefits: Same as the left	(4) Liabilities for retirement benefits: To cover retirement benefits of employees, the Company provides for liability for retirement benefits at an amount to be prepared as of the balance sheet date, which is derived from the projected benefit obligations and estimated plan assets at the balance sheet date. The unrecognized prior service cost is being amortized over five years and recognized as operating expenses in the statements of income. The unrecognized actuarial loss is being amortized over five years by the straight-line method and recognized as operating expenses in the statements of income starting from the period following the period during which each loss occurred, respectively.
	(5) Retirement allowances for directors: The reserve for retirement benefits for directors is provided in required amounts calculated based on the bylaw.	(5) Retirement allowances for directors: Same as the left	(5) Retirement allowances for directors: Same as the left

Item	April 1, 2005- September 30, 2005	**April 1, 2006- September 30, 2006**	April 1, 2005- March 31, 2006
4. Methods for Translation of Assets and Liabilities denominated in Foreign Currencies	Monetary receivables and payables denominated in foreign currencies are translated into yen at the current exchange rates as of the interim balance sheet date. The foreign exchange gain and losses from translation are recognized in the statements of income.	Same as the left	Monetary receivables and payables denominated in foreign currencies are translated into yen at the current exchange rates as of the balance sheet date. The foreign exchange gain and losses from translation are recognized in the statements of income.
5. Accounting for Lease Transactions	Finance lease transactions other than those under which ownership is transferred to the lessee are accounted for in accordance with the accounting treatment of operating leases.	Same as the left	Same as the left
6. Hedge Accounting	(1) Hedge method: Derivatives used for hedging purposes are measured at fair market value and unrealized gain or losses on derivatives are deferred until maturity of the hedged transactions. If the forward contracts qualify for hedge accounting, trade receivables and payables denominated in foreign currencies are translated into yen at the contracted rates. (2) Hedging instruments and hedged items: (a)Hedging instruments: Foreign currency forward contracts (b) Hedged items: Trade receivables and payables including committed transactions denominated in foreign currencies (3) Hedging policy: The Company uses hedged transactions, in the ordinary course of business, to reduce the exposure to fluctuations in foreign currency exchange rate. Hedged transactions used by the Company have been made in accordance with internal policies. (4) Method for assessment of effectiveness of hedging: Foreign currency forward contracts assigned to the associated receivables and payables have the same terms and denominations as the corresponding receivables and payables and the contract amounts will not exceed those of the corresponding assets and liabilities. As a result, high correlation and effectiveness between the hedging instruments and the hedged items are maintained against fluctuations in foreign exchange rate so that assessment of effectiveness has not been performed.	(1) Hedge accounting method: Same as the left (2) Hedging instruments and hedged items: Same as the left (3) Hedging policy: Same as the left (4) Method for assessment of effectiveness of hedging Same as the left	(1) Hedge accounting method: Same as the left (2) Hedging instruments and hedged items: Same as the left (3) Hedging policy: Same as the left (4) Method for assessment of effectiveness of hedging: Same as the left
7. Accounting for Consumption Taxes	Consumption taxes and local consumption taxes are excluded from revenues and expenses.	Same as the left	Same as the left

ACCOUNTING CHANGES

April 1, 2005- September 30, 2005	**April 1, 2006- September 30, 2006**	April 1, 2005- March 31, 2006
(Accounting Standard for impairment of long-lived assets) The Accounting Standard for Impairment of Long-Lived Assets (Statement of Opinion, Accounting for Impairment of Long-Lived Assets [the Business Accounting Council issued August 9, 2002]) and Guidance for Accounting Standard for Impairment of Long-Lived Assets (the Accounting Standards Board of Japan Guidance No.6 issued October 31, 2003), are applied from April 1, 2005. However, the adoption of these standards has no material effect on the profits and losses during the period.	————	(Accounting Standard for impairment of long-lived assets) The Accounting Standard for Impairment of Long-Lived Assets (Statement of Opinion, Accounting for Impairment of Long-Lived Assets [the Business Accounting Council issued August 9, 2002]) and Guidance for Accounting Standard for Impairment of Long-Lived Assets (the Accounting Standards Board of Japan Guidance No.6 issued October 31, 2003), are applied from April 1, 2005. However, the adoption of these standards has no material effect on the profits and losses during the period.
————	**(Presentation of Equity)** On December 9, 2005, the the Accounting Standards Board of Japan(the "ASBJ") published a new accounting standard and related guidance for presentation of equity(the ASBJ Statement No.5) and related guidance (the ASBJ Guidance No.8) are applied from April 1, 2006. The shareholders' equity amounted to ¥458,138 million based on the former regulation. The Equity at the interim balance sheet date is presented in accordance with the modification of the Regulations Concerning Semi-annual Consolidated Financial Statements. (Standard for stock option) On December 27, 2005, the ASBJ issued "Accounting Standard for Stock Options and related guidance." The new standard and guidance are applicable to stock options newly granted on and after May 1, 2006. Due to the adoption of the new standards, the amount of the income before income taxes and minority interests decreased by 294 million.	————

CHANGES IN CLASSIFICATION

April 1, 2005- September 30, 2005	**April 1, 2006- September 30, 2006**
(Non-Consolidated Balance Sheet) 1. The contribution to a similar partnership as investment limited partnership was presented as "Other assets", included in "Investments and other assets," in the previous interim period. However, in accordance with the revision of the certain portion of Securities and Exchange Law (the 97th issue on June 9, 2004), it was presented as "Investment securities," in the component of "Investments and other assets" from April 1, 2004. Total contribution to a similar partnership as an investment limited partnership as of the interim balance sheet date was ¥61 million. 2. "Software" and "Patents, telephone rights and others", which were indicated separately in the previous interim period, is included in the intangible assets in the interim period due to its less significance. For reference, the amount of the "Software" and "Patents, telephone rights and others" included in the intangible assets of the interim period amount to ¥10,258 million and 8,985 million, respectively. 3. As the amount of the initial payment for product acquisition and others, included in "Others" at the prior interim period, is included in "Intangible Assets" from the interim period after the review of its classification, which followed the appearance of the major initial payment for product acquisition during the previous period. The amount was ¥8,665 million at the interim balance sheet date 4. "Accrued consumption taxes", which was indicated separately in the previous interim period, is included in the "Other current liabilities" in the interim period due to its less significance. For reference, the amount of the "Accrued consumption taxes" included in the "Other current liabilities" of the interim period amounts to ¥301 million.	(Non-Consolidated Balance Sheet) As the amount of "Insurance reserve", treated and presented in an separate account title in the previous interim period, was ¥3,516 million in the interim period, accounting for less than or equal to 5% of total assets, it was included in "Other assets" of the component of "investments and other assets".
――――――――――	(Non-Consolidated Statements of Cash Flows) The amount of "Increase or decrease in liability for retirement benefits" In the operating cash flows, included in "Retirement benefit costs" and "Others" of the operating cash flows in the previous interim period, was presented as "Increase (Decrease) in reserve for retirement benefits." The corresponding amount of "Increase in reserve for retirement benefits" in the operating cash flows in the previous interim period was 1,624 million.

ADDITIONAL INFORMATION

April 1, 2005- September 30, 2005	April 1, 2006- September 30, 2006	April 1, 2005- March 31, 2006
(Reserve for sales rebates) In accordance with the changes in collection policy of the accounts receivable-trade from wholesalers, the Company is not going to provide for any reserve for future sales rebates from the interim balance sheet date.	――――――――	(Reserve for sales rebates) In accordance with changes in collection policy of the accounts receivable-trade from wholesalers, The Company did not provide for any reserve for future sales rebates from this business year.

NOTES TO NON-CONSOLIDATED SEMIANNUAL BALANCE SHEET

September 30, 2005	September 30, 2006	March 31, 2006
*1. Accumulated depreciation of property, plant and equipment is ¥150,224 mil..	*1. Accumulated depreciation of property, plant and equipment is ¥154,784 mil..	*1. Accumulated depreciation of property, plant and equipment is ¥152,886 mil..
*2. Voluntary reserves of ¥122 mil. include the reduction of acquisition costs of certain assets under the special taxation measures law.	――――――――	*2. Voluntary reserves of ¥1.22 mil. include the reduction of acquisition costs of certain assets under the special taxation measures law.
3. Contingent liabilities: The Company guarantees ¥122 mil. for employees' housing loans from financial institutions. The Company guarantees ¥135 mil. (EUR 998 thousand) for advance received and others from customers of Eisai Machinery GmbH. Notes: Among the above guarantee liabilities, those denominated in foreign currencies are translated into yen, using the exchange rate at the interim balance sheet date.	3. Contingent liabilities: The Company guarantees ¥113 mil. for employee's housing loans from financial institutions. The Company guarantees ¥1 mil. (EUR 9 thousand) for advance received and others from customers of Eisai Machinery GmbH. Notes: Among the above guarantee liabilities, those denominated in foreign currencies are translated into yen, using the exchange rate at the interim balance sheet date.	3. Contingent liabilities: The Company guarantees ¥119 mil. for employees' housing loans from financial institutions. The Company guarantees ¥142 mil. (EUR 998 thousand) for office rental of Eisai Machinery GmbH. Notes: Among the above guarantee liabilities, those denominated in foreign currencies are translated into yen, using the exchange rate at the interim balance sheet date.
*4. Consumption tax Suspense consumption tax payment and consumption tax receipt are netted and the balance is presented as "Other current liabilities."	*4. Consumption tax Same as the left	*4. ――――――――
*5. 409 mil. yen was deducted from acquisition costs of fixed assets at the balance sheet date by the government subsidies. Details of reduction are as follows; Buildings ¥0 mil. Structures ¥19 mil. Machinery and equipment ¥166 mil. Tools, furniture, and fixtures ¥223 mil.	*5. 412 mil. yen was deducted from acquisition costs of fixed assets at the balance sheet date by the government subsidies. Details of reduction are as follows; Buildings ¥0 mil. Structures ¥19 mil. Machinery and equipment ¥166 mil. Tools, furniture, and fixtures ¥226 mil.	*5. 412 mil. yen was deducted from acquisition costs of fixed assets at the balance sheet date by the government subsidies. Details of reduction are as follows; Buildings ¥0 mil. Structures ¥19 mil. Machinery and equipment ¥166 mil. Tools, furniture, and fixtures ¥226 mil.
*6. ――――――――	*6. The notes at maturity are regarded as settled on the clearance date. Since the interim balance sheet date was a bank holiday, the notes at maturity on the interim balance sheet date was included into the balance of the related account as follows, Notes and accounts receivable-trade ¥3 mil.	*6. ――――――――

NOTES TO NON-CONSODIDATED SEMIANNUAL STATEMENTS OF INCOME

April 1, 2005- September 30, 2005	April 1, 2006- September 30, 2006	April 1, 2005- March 31, 2006
1. Non-operating income Interest income ¥28 mil. Interest on securities ¥359 mil. Dividend income ¥472 mil. Rent income ¥210 mil.	*1. Non-operating income Interest income ¥41 mil. Interest on securities ¥192 mil. Dividend income ¥714 mil.	*1. Non-operating income Interest income ¥56 mil. Interest on securities ¥737 mil. Dividend income ¥709 mil. Rent income ¥419 mil. Foreign exchange gain ¥223 mil.
*2. Non-operating expense Interest expenses ¥24 mil.	*2. Non-operating expense Interest expenses ¥27 mil. Foreign exchange losses ¥624 mil.	*2. Non-operating expense Interest expenses ¥48 mil.
*3. Special income Gain on sales of fixed assets ¥32 mil. Reversal of provision for doubtful accounts ¥195 mil.	*3. Special income Gain on sales of fixed assets ¥62 mil. Gain on sales of investment Securities ¥183 mil. Disposal of products ¥554 mil.	*3. Special income Gain on sales of fixed assets ¥64 mil. Reversal of provision for doubtful accounts ¥295 mil.
*4. Special loss Loss on disposal of fixed assets ¥244 mil. Provision for doubtful accounts ¥322 mil.	*4. Special loss Loss on disposal of fixed assets ¥543 mil. Provision for doubtful accounts ¥35 mil.	*4. Special loss Loss on disposal of fixed assets ¥651 mil. Loss on inventories ¥496 mil. Provision for doubtful accounts ¥265 mil.
5. Depreciation expense Property, plant and equipment ¥5,615 mil. Intangible assets ¥2,208 mil.	5. Depreciation expense Property, plant and equipment ¥5,614 mil. Intangible assets ¥2,883 mil.	5. Depreciation expense Property, plant and equipment ¥11,692 mil. Intangible assets ¥4,754 mil.
6. ――――	6. Loss on impairment of long-lived assets The Company classifies their business property to be held and used for business operations into asset groups on the basis of business segments whose profitability the Company is consistently monitoring. In addition, lease assets, idle assets and sales rights are grouped individually. For the interim period, the Company booked loss on impairment of the following asset groups: Func- tion: Idle assets / Asset type: Machinery, Equipment and vehicles / Status: Misatomachi, Saitama As the idle assets significantly decreased in market value, loss on impairment has been recognized by write-down of the book value to a recoverable amount as well. The total loss on impairment of long-lived assets for the interim period amounted to ¥ 35 million, which was composed of the machinery, equipment and vehicles of ¥31 million and the tools, furniture, and fixtures of ¥3 million The recoverable amount of asset groups is measured by net realizable value. Net realizable value is based on reasonable estimates.	――――

Impairment asset groups (April 1, 2006- September 30, 2006):

Func- tion	Asset type	Status
Idle assets	Machinery, Equipment and vehicles	Misatomachi, Saitama

NOTES TO THE SEMIANNUAL STATEMENT OF CHANGES IN Equity

<table>
<tr><th>April 1, 2005-
September 30, 2005</th><th>April 1, 2006-
September 30, 2006</th><th>April 1, 2005-
March 31, 2006</th></tr>
<tr><td>―</td><td>1. Types and numbers of stocks issued and treasury stock (thousand of stocks)
(thousand of shares)
<table>
<tr><td></td><td>Treasury stocks</td></tr>
<tr><td>Type of stock</td><td>Common stock</td></tr>
<tr><td>Number of Stocks at the end of the previous period</td><td>10,692</td></tr>
<tr><td>Increase</td><td>2,011</td></tr>
<tr><td>Decrease</td><td>134</td></tr>
<tr><td>Number of Stocks at the end of the interim period</td><td>12,568</td></tr>
</table>
(Note 1) The increase of the treasury stocks (common stock) is composed of the purchase of 2,000 thousand treasury stocks, which was resolved by the Board of Directors held on July 31, 2006, and the purchase of 11 thousand of fractional shares.
(Note 2) The decrease of the treasury stocks was caused by exercises of stock options.</td><td>―</td></tr>
</table>

5. LEASE TRANSACTIONS

April 1, 2005-September 30, 2005

1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee

1) Acquisition cost, Accumulated depreciation, Net leased property

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net leased property
Vehicles and delivery equipment	¥62	¥26	¥36
Tools, furniture and fixtures	2,516	610	1,906
Software	142	100	41
Total	¥2,721	¥737	¥1,984

2) Obligation under financial leases

Due within one year	¥746 mil.
Due over one year	¥1,251 mil.
Total	¥1,998 mil.

3) Actual lease payments, reversal of impairment of leased property, depreciation expense, interest expenses, and losses on impairment of long-lived assets:

Actual lease payments	¥347 mil.
Depreciation expense	¥331 mil.
Interest expense	¥19 mil.

4) Calculation method for depreciation expenses for leased assets:

Depreciation expenses for leased assets are computed using the straight-line method over the estimated useful life of the leased assets.

5) Calculation method for interest expenses for leased assets

Interest expenses for leased assets are computed using the effective interest method based on the differences between the lease payments and the respective acquisition costs of the assets which are considered to be interest-bearing.

2. Operating Leases

―――――――

(Loss on impairment of long-lived assets)

None

April 1, 2006-September 30, 2006

1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee

1) Acquisition cost, Accumulated depreciation, Net leased property

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net leased property
Vehicles and delivery equipment	¥68	¥26	¥42
Tools, furniture and fixtures	2,760	1,049	1,710
Software	75	60	14
Total	¥2,904	¥1,136	¥1,767

2) Obligation under financial leases

Due within one year	¥825 mil.
Due over one year	¥975 mil.
Total	¥1,801 mil.

3) Actual lease payments, reversal of impairment of leased property, depreciation expense, interest expenses, and losses on impairment of long-lived assets:

Actual lease payments	¥468 mil.
Depreciation expense	¥442 mil.
Interest expense	¥34 mil.

4) Calculation method for depreciation expenses for leased assets:

Same as the left

5) Calculation method for interest expenses for leased assets

Same as the left

2. Operating Leases

―――――――

Same as the left

April 1, 2005-March 31, 2006

1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee

1) Acquisition cost, Accumulated depreciation, Net leased property

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net leased property
Vehicles and delivery equipment	¥67	¥29	¥38
Tools, furniture and fixtures	2,645	783	1,862
Software	142	114	27
Total	¥2,855	¥927	¥1,927

2) Obligation under financial leases

Due within one year	¥800mil.
Due over one year	¥1,153 mil.
Total	¥1,954 mil.

3) Actual lease payments, reversal of impairment of leased property, depreciation expenses, interest expense, and losses on impairment of long-lived assets:

Actual lease payments	¥804 mil.
Depreciation expense	¥763 mil.
Interest expense	¥56 mil.

4) Calculation method for depreciation expenses for leased assets:

Same as the left

5) Calculation method for interest expenses for leased assets

Same as the left

2. Operating Leases

―――――――

Same as the left

6. INVESTMENT SECURITIES

Market value of investment in subsidiaries:

(Millions of Yen)

Period Ended	September 30, 2005	**September 30, 2006**	March 31, 2006
Carrying amount	4,279	4,279	4,279
Market value	4,106	2,786	3,788
Difference	(173)	(1,493)	(491)

7. DOUBTFUL EVENTS OF A GOING CONCERN

There were no events or conditions that might be indicative of significant doubt of the entity's ability to continue as a going concern in the previous and present interim period, and the previous fiscal year.

8. PER SHARE INFORMATION

April 1, 2005 - September 30, 2005	**April 1, 2006 - September 30, 2006**	April 1, 2005 - March 31, 2006
Shareholders' equity per share: ¥1,568.30	Equity per share: ¥1,613.17	Shareholders' equity per share: ¥1,627.33
Earnings per share: ¥75.66	Earnings per share: ¥70.50	Earnings per share: ¥153.56
Diluted earnings per share: ¥75.60	Diluted earnings per share: ¥70.40	Diluted earnings per share: ¥153.39

Note: The basis of the report of net earnings per share and diluted earnings per share are as follows:

	April 1, 2005- September 30, 2005	**April 1, 2006- September 30, 2006**	April 1, 2005- March 31, 2006
Net earnings per share			
(1) Net income (mil. yen)	¥21,622	¥20,137	¥43,890
(2) Amount not attributed to common shareholders (mil. yen)	-	-	-
(3) Net income on common shares (mil. yen)	21,622	20,137	43,890
(4) Average number of common shares outstanding (thousand shares)	285,795	285,636	285,817
Diluted earnings per share Increased number of common shares (thousand shares)	227	412	316
[Stock acquisition rights] (thousand shares)	(77)	(110)	(97)
[Reservation rights] (thousand shares)	(149)	(302)	(218)
Diluted securities with no dilutive effects, which were not included in Diluted net earnings per share.	————	————	————

9. QUARTERLY NON-CONSOLIDATED INFORMATION
9-1) NON-CONSOLIDATED STATEMENTS OF INCOME
The Second Quarter of FY2005 and FY2006

Account Title	July 1, 2005 - September 30, 2005 (Millions of Yen)		(%)	July 1, 2006 - September 30, 2006 (Millions of Yen)		(%)	Increase (Decrease) (Millions of Yen)
Net sales		¥81,911	100.0		¥87,189	100.0	¥5,278
Cost of sales		18,978	23.2		19,964	22.9	986
Gross profit on sales		62,932	76.8		67,224	77.1	4,291
Reversal of reserve for sales returns		(59)	(0.1)		(10)	(0.0)	49
Gross profit		62,992	76.9		67,235	77.1	4,242
Selling, general and administrative expenses							
Research and development expenses	24,313		(29.7)	27,323		(31.3)	
Selling, general and administrative expenses	23,424	47,738	58.3	24,843	52,166	59.8	4,428
Operating income		15,254	18.6		15,068	17.3	(186)
Non-operating income		490	0.6		367	0.4	(122)
Non-operating expenses		96	0.1		332	0.4	236
Ordinary income		15,648	19.1		15,103	17.3	(545)
Special gain		212	0.3		744	0.8	532
Special loss		329	0.4		117	0.1	(212)
Income before income taxes		15,531	19.0		15,730	18.0	199
Income taxes-current	5,786			7,178			
Income taxes-deferred	(315)	5,470	6.7	(1,533)	5,644	6.4	174
Net income		¥10,061	12.3		¥10,086	11.6	¥25

9-2) NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

The Second Quarter of FY2005 and FY2006

Account Title	Jul 1, 2005-Sep 30, 2005 (Millions of Yen)	Jul 1, 2006-Sep 30, 2006 (Millions of Yen)	Increase (Decrease) (Millions of Yen)
I. Operating activities:			
Income before income taxes	¥15,531	¥15,730	
Depreciation and amortization	3,999	4,439	
Loss on impairment of long-lived assets	–	35	
Increase in allowance for doubtful accounts	3	(17)	
Interest and dividend income	(301)	(200)	
Interest expense	11	15	
Loss on sales and disposal of fixed assets	184	93	
Provision for liability for retirement benefits	1,378	–	
Gain on sales of short-term investments and investment securities	–	(183)	
Decrease (increase) in accounts receivable	6,538	(7,385)	
Increase in inventories	(489)	(1,123)	
Increase (decrease) in accounts payable	147	(96)	
(Decrease) in other current liabilities	(631)	1,194	
Decrease in reserve for sales rebates	(907)	–	
Decrease in reserve for retirement benefits	–	(1,484)	
Other	(540)	(1,437)	
Sub-total	24,924	9,581	(15,343)
Interest and dividends received	319	151	
Interest paid	(11)	(15)	
Income taxes paid	(92)	(1,691)	
Net cash provided by operating activities	25,140	8,026	(17,114)
II. Investing activities:			
Proceeds from sales and redemptions of short-term investments	200	1,500	
Purchases of property, plant and equipment	(2,124)	(1,714)	
Proceeds from sales of property, plant and equipment	72	13	
Purchases of intangible assets	(1,186)	(1,196)	
Purchases of investment securities	(227)	(6,712)	
Proceeds from sales and redemptions of investment securities	2,531	1,569	
Other	(230)	(144)	
Net cash used in investing activities	(964)	(6,684)	(5,719)
III. Financing activities:			
Purchase of treasury stock	–	(11,060)	
Others	85	314	
Net cash used in financing activities	85	(10,745)	(10,830)
IV. Effect of exchange rate changes on cash and cash equivalents	0	0	0
V. Net increase (decrease) in cash and cash equivalents	24,261	(9,402)	(33,663)
VI. Cash and cash equivalents at beginning of period	71,738	81,884	10,145
VII. Cash and cash equivalents at end of first-half period	¥95,999	¥72,481	(23,518)

Securities Code: 4523

2006.9

Reference Data

Semiannual Period Ended September 30, 2006


DRAMATIC
LEAP PLAN
2011

October 31, 2006


Eisai

Eisai Co., Ltd.

For Inquiry:
Corporate Communications Department
Investor Relations Department
TEL 81-3-3817-5120 FAX 81-3-3811-3077
http://www.eisai.co.jp/eir/

Contents

Page

I. Consolidated Financial Highlights 1

II. Consolidated Statements of Income 2

III. Consolidated Balance Sheet 8

IV. Consolidated Statements of Cash Flows 12

V. Consolidated Subsidiaries - Associated Companies 13

VI. Financial Trend 15

VII. Non-consolidated Financial Highlights 16

VIII. Changes in Quarterly Results 23

IX. Major R&D Pipeline Candidates 29

X. Major Events 32

* All amounts are rounded to their nearest specified unit unless stated as "rouned down".
* Currency exchange rate utilized in the reference data are noted in the table below.
* All amounts of overseas profit and loss are calculated into yen values based upon the average exchange rate in the account term shown in the table below.

Currency Exchange Rates

	US (¥/US$)	EU (¥/EURO)	UK (¥/£)
(Apr. 2005 - Sept. 2005) Interim Period Average Rate	109.48	135.64	199.18
(Sept. 30, 2005) Interim Period End Rate	113.19	136.13	199.04
(Apr. 2005 - Mar. 2006) Fiscal Year Average Rate	113.31	137.85	202.16
(Mar. 31, 2006) Fiscal Year End Rate	117.47	142.81	205.16
(Apr. 2006 - Sept. 2006) Interim Period Average Rate	115.37	145.97	213.45
(Sept. 30, 2006) Interim Period End Rate	117.90	149.77	221.10
(Oct. 2006 - Mar. 2007) Second Half Forecast Rate	110.00	135.00	200.00

Forward-looking Statements and Risk Factors

Materials and information provided in this financial disclosure may contain "forward-looking statements" based on current expectations, business goals, estimates, forecasts, and assumptions that are subject to risks and uncertainties, which could cause actual outcomes and results to differ materially from these statements. Risks and uncertainties include general industry and market conditions, and general domestic and international economic conditions such as interest rate and currency exchange fluctuations.

Certain risk factors particularly apply with respect to the Company-related forward-looking statements. Risk factors associated with our business include, but are not limited to, challenges arising out of global expansion, uncertainties in new pharmaceutical product development, risks related to strategic alliances with partners, healthcare cost-containment measures, intensified competition and litigation with generic drugs, risks related to intellectual property rights, possible incidence of adverse events, compliance with laws and regulations, litigations, closure or shutdown of factories, safety issues of raw materials used, risks related to outsourcing, environmental issues, risks related to IT security and information management, conditions in financial market, and foreign exchange fluctuations.

I. Consolidated Financial Highlights

1. Statement of Income Data

(billions of yen)

Years Ended/Ending March 31 / Interim Apr.-Sept.	Interim 2006	Interim 2007	Interim Change (%)	2006	2007 (e)
Net sales	282.6	**319.4**	113.0	601.3	653.0
Cost of sales	48.7	**53.2**	109.3	104.5	109.0
R&D expenses	44.4	**52.2**	117.7	93.2	105.0
SG&A expenses	144.3	**164.3**	113.9	307.8	334.0
Operating income	45.3	**49.6**	109.7	95.7	105.0
Ordinary income	47.1	**51.7**	109.9	100.0	108.5
Net income	30.2	**32.5**	107.8	63.4	68.5
			(Inc./Dec.)		
Earnings per share (EPS, yen)	105.5	**113.8**	8.3	221.9	241.2
Cash dividends per share (yen)	40.0	**55.0**	15.0	90.0	110.0

* "Cost of sales" includes "(Reversal of) Provision for sales returns".

2. Balance Sheet Data

(billions of yen)

	2006 31 Mar.	2006 30 Sep.	Inc./Dec.
Total assets	747.2	**751.6**	4.4
Net assets	528.5	**535.9**	7.4
Owner's equity and unrealized gain and translation adjustments	519.2	**526.1**	6.8
Equity ratio	69.5%	**70.0%**	0.5%

*Past data have been reclassified in accordance with the new segmentation of this fiscal year.

3. Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31 / Interim Apr.-Sept.	Interim 2006	Interim 2007	Interim Inc./Dec.	2006	2007 (e)
Capital expenditures	14.0	**10.7**	(3.2)	37.0	56.5
Property, plant and equipment	8.9	**8.0**	(0.9)	21.0	27.0
Intangible assets	5.0	**2.7**	(2.3)	16.1	29.5
Depreciation/Amortization	12.0	**12.3**	0.3	25.0	27.0

* "Depreciation/Amortization" value represents depreciation for "Property, plant and equipment" and amortization for "Intangible assets".

4. Statements of Cash Flows Data

(billions of yen)

Years Ended/Ending March 31 / Interim Apr.-Sept.	Interim 2006	Interim 2007	Interim Inc./Dec.	2006
Operating cash flows	39.9	**36.6**	(3.3)	87.1
Net cash used in investing activities	(14.1)	**(21.2)**	(7.1)	(29.5)
Net cash used in financing activities	(10.1)	**(25.1)**	(15.0)	(21.8)
Cash and cash equivalents at end of period	160.1	**175.0**	14.8	183.3
Free cash flows	20.7	**22.4**	1.7	43.6

* "Free cash flows" = "Net cash provided by operating activities" - ("Capital expenditures" + "Other revenue/payment for continuous activities")

II. Consolidated Statements of Income

1. Consolidated Statement of Income

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim 2006	Sales %	2007	Sales %	Chg. %	Inc./Dec.
Net sales	282.6	100.0	**319.4**	100.0	113.0	36.8
Cost of sales	48.7	17.2	**53.3**	16.7	109.3	4.5
Reversal of provision for sales returns	(0.0)	(0.0)	**(0.1)**	(0.0)	-	(0.0)
Gross profit	233.9	82.8	**266.2**	83.3	113.8	32.2
R&D expenses	44.4	15.7	**52.2**	16.4	117.7	7.8
SG&A expenses	144.3	51.0	**164.3**	51.4	113.9	20.0
Operating income	45.3	16.0	**49.6**	15.5	109.7	4.4
Non-operating income	2.1	0.8	**3.1**	1.0		1.0
Non-operating expenses	0.3	0.1	**1.0**	0.3		0.7
Ordinary income	47.1	16.7	**51.7**	16.2	109.9	4.6
Special gain	0.0	0.0	**0.3**	0.1		0.2
Special loss	0.5	0.2	**0.7**	0.2		0.2
Income before income taxes & interests	46.6	16.5	**51.3**	16.1	110.0	4.7
Income taxes-current	21.5	7.6	**22.9**	7.2	106.7	1.4
Income taxes-deferred	(5.2)	(1.9)	**(4.4)**	(1.4)		0.8
Minority interests in income	0.2	0.1	**0.3**	0.1		0.1
Net income	30.2	10.7	**32.5**	10.2	107.8	2.4

<Explanation>

Net sales
<Increase Factor(s)>
Sales of *Aricept* and *Aciphex*/*Pariet*

Research and development expenses
<Increase Factor(s)>
Clinical development

2. Financial Results by Business Segment

2-1 Consolidated Net Sales by Business Segment

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim		
	2006	2007	2006
Net sales to customers	282.6	**319.4**	601.3
Pharmaceuticals	272.4	**308.9**	579.8
In-house developed products (%)	89.4%	**90.6%**	88.8%
Japan	130.1	**134.2**	265.4
North America	113.5	**138.4**	252.1
Europe	20.8	**26.0**	44.6
Asia and others	7.9	**10.3**	17.6
Others segment	10.3	**10.5**	21.4
Japan	9.5	**9.3**	19.6
Overseas	0.8	**1.2**	1.8

* Net sales for each segment are those to external customers
* Major areas and countries included in each category:
  1. North America: The United States and Canada
  2. Europe: The United Kingdom, France, Germany, etc.
  3. Asia and Others: East Asia, South-East Asia, and South-Central America, etc. (excluding Japan)

2-2 Consolidated Operating Income by Business Segment

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim		
	2006	2007	2006
Operating income	45.3	**49.6**	95.7
Pharmaceuticals	46.7	**50.7**	98.4
Others	1.2	**0.9**	2.4
Eliminations and corporate	(2.6)	**(2.0)**	(5.0)

3. Geographical Segment Information

3-1 Consolidated Net Sales by Geographical Segment

(billions of yen)

Years Ended/Ending March 31 / Interim Apr. - Sept.	Interim 2006	Interim 2007	2006
Net sales to customers	282.6	**319.4**	601.3
Japan	139.6	**143.5**	285.1
North America	114.0	**139.1**	253.1
Europe	21.2	**26.5**	45.5
Asia and others	7.9	**10.3**	17.6
Overseas sales	143.1	**175.9**	316.2
Overseas sales (%)	50.6%	**55.1%**	52.6%

* Net sales for each segment are those to external customers

3-2 Consolidated Operating Income by Geographical Segment

(billions of yen)

Years Ended/Ending March 31 / Interim Apr. - Sept.	Interim 2006	Interim 2007	2006
Operating income/loss	45.3	**49.6**	95.7
Japan	37.0	**34.1**	74.2
North America	8.5	**13.3**	22.5
Europe	2.7	**2.0**	4.6
Asia and others	1.5	**1.8**	2.8
Eliminations and corporate	(4.4)	**(1.6)**	(8.4)

4. Overseas Sales

(billions of yen)

Years Ended/Ending March 31 / Interim Apr. - Sept.	Interim 2006	Interim 2007	2006
Net sales	282.6	**319.4**	601.3
Overseas sales	157.0	**189.3**	343.9
North America	118.4	**143.4**	262.3
Europe	29.6	**34.1**	61.7
Asia and others	8.9	**11.8**	19.9
Overseas sales (%)	55.5%	**59.3%**	57.2%

* Major areas and countries included in each category:
1. North America: The U.S. and Canada
2. Europe: The United Kingdom, France, Germany, etc.
3. Asia and Others: East Asia, South-East Asia, and South-Central America, etc. (excluding Japan)

5. Global Product Sales (Eisai Territory Sales)

5-1 *ARICEPT* Sales by Geographical Area

Years Ended/Ending March 31 Interim Apr. - Sept. Area		Interim 2006	Interim 2007	2006
Japan	¥ Billions	20.5	**23.9**	42.3
U.S.	¥ Billions	52.6	**72.7**	119.9
	[US $ Millions]	[481]	**[631]**	[1,058]
U.K.	¥ Billions	0.5	**0.7**	1.1
	[UK £ Millions]	[3]	**[3]**	[5]
France	¥ Billions	10.2	**12.4**	21.0
	[Euro Millions]	[75]	**[85]**	[153]
Germany	¥ Billions	4.0	**3.6**	7.8
	[Euro Millions]	[29]	**[25]**	[57]
Europe Total	¥ Billions	14.7	**16.8**	29.9
Asia	¥ Billions	2.0	**2.8**	4.4
Total	¥ Billions	89.9	**116.2**	196.5

* Sales forecast for Eisai sales territories for the year ending March 2007 is ¥237.0 billion.

5-2 *ACIPHEX/PARIET* Sales by Area

Years Ended/Ending March 31 Interim Apr. - Sept. Area		Interim 2006	Interim 2007	2006
Japan	¥ Billions	13.2	**14.6**	27.6
U.S.	¥ Billions	53.4	**60.4**	114.3
	[US $ Millions]	[488]	**[524]**	[1,009]
U.K.	¥ Billions	2.8	**2.0**	5.1
	[UK £ Millions]	[14]	**[9]**	[25]
Germany	¥ Billions	0.7	**0.9**	1.4
	[Euro Millions]	[5]	**[6]**	[10]
Italy	¥ Billions	-	**3.1**	2.5
	[Euro Millions]	[-]	**[21]**	[18]
Europe Total	¥ Billions	3.5	**6.0**	9.0
Asia	¥ Billions	1.5	**2.3**	3.5
Total	¥ Billions	71.6	**83.4**	154.5

* Sales forecast for Eisai sales territories for the year ending March 2007 is ¥165.0 billion.

5-3 *ZONEGRAN* Sales by Area

Years Ended/Ending March 31 Interim Apr. - Sept. Area		Interim 2006	Interim 2007	2006
U.S.	¥ Billions	7.5	**1.6**	12.7
	[US $ Millions]	[68]	**[14]**	[112]
Europe, Asia	¥ Billions	0.1	**0.7**	0.5
Total	¥ Billions	7.6	**2.3**	13.1

* Sales forecast for Eisai sales territories for the year ending March 2007 is ¥5.0 billion.

<Reference> [Non-consolidated]

Eisai Inc.(U.S.)/Pharmaceutical Sales, Production

Years Ended/Ending March 31 / Interim Apr.-Sept.		Interim 2006	Interim 2007	2006
Net sales	¥ Billions	114.6	**139.8**	254.7
	[US $ Millions]	[1,047]	**[1,212]**	[2,248]
Operating income	¥ Billions	7.9	**12.4**	18.6
	[US $ Millions]	[72]	**[107]**	[164]
Net income	¥ Billions	5.3	**8.6**	13.0
	[US $ Millions]	[49]	**[74]**	[115]
Operating income before royalty deduction	¥ Billions	23.8	**33.3**	54.2
	[US $ Millions]	[218]	**[288]**	[479]

Eisai China Inc. (China)/Pharmaceutical Sales, Production

Years Ended/Ending March 31 / Interim Apr.-Sept.		Interim 2006	Interim 2007	2006
Net sales	¥ Billions	2.9	**3.1**	6.6
	[Chinese RMB Millions]	[223]	**[213]**	[490]
Operating income	¥ Billions	0.7	**0.4**	1.3
	[Chinese RMB Millions]	[52]	**[28]**	[97]
Net income	¥ Billions	0.6	**0.3**	1.3
	[Chinese RMB Millions]	[45]	**[23]**	[95]

* The interim period of Eisai China Inc. ends on June 30.
* Average rate of Japanese yen to Chinese RMB

January 1, 2005 to June 30, 2005	12.81yen/Chinese RMB
January 1, 2006 to June 30, 2006	14.40 yen/Chinese RMB
January 1, 2005 to December 31, 2005	13.45 yen/Chinese RMB

Eisai Korea Inc. (South Korea)/Pharmaceutical Sales

Years Ended/Ending March 31 / Interim Apr.-Sept.		Interim 2006	Interim 2007	2006
Net sales	¥ Billions	2.4	**3.7**	5.4
	[Korean Won Billions]	[22]	**[30]**	[48]
Operating income	¥ Billions	0.2	**0.5**	0.6
	[Korean Won Billions]	[2]	**[4]**	[5]
Net income	¥ Billions	0.2	**0.4**	0.3
	[Korean Won Billions]	[2]	**[3]**	[3]

* Average rate of Japanese yen to Korean Won

April 1, 2005 to September 30, 2005	0.1081 yen/Won
April 1, 2006 to September 30, 2006	0.1217 yen/Won
April 1, 2005 to March 31, 2006	0.1126 yen/Won

6. SG&A Expenses

6-1 R&D Expenses

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim 2006	Interim 2007	2006	2007 (e)
Net sales	282.6	**319.4**	601.3	653.0
R&D expenses	44.4	**52.2**	93.2	105.0
Percentage of sales (%)	15.7%	**16.4%**	15.5%	16.1%

6-2 SG&A Expenses

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim 2006	Interim 2007	2006	2007 (e)
Net sales	282.6	**319.4**	601.3	653.0
SG&A expenses	144.3	**164.3**	307.8	334.0
Personnel expenses	30.7	**34.0**	64.5	-
Marketing expenses	93.0	**107.5**	198.2	-
Administrative expenses and others	20.6	**22.7**	45.1	-
Ratio of SG&A expenses to net sales (%)	51.0%	**51.4%**	51.2%	51.1%

6-3 SG&A Expenses (Including R&D Expenses)

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim 2006	Interim 2007	2006	2007 (e)
Net sales	282.6	**319.4**	601.3	653.0
SG&A expenses (including R&D expenses)	188.7	**216.5**	401.0	439.0
Ratio of SG&A expenses including R&D expenses to net sales (%)	66.8%	**67.8%**	66.7%	67.2%

7. Personnel Information (Consolidated)

(persons)

	2005 31-Mar	2006 31-Mar	2006 30-Sep	2007 31-Mar (e)
Total	8,295	9,081	**9,472**	10,000
Japan	4,993	5,144	**5,359**	-
U.S.	1,537	1,787	**1,854**	-
Europe	503	650	**689**	-
Asia	1,262	1,500	**1,570**	-

III. Consolidated Balance Sheet

1. Consolidated Balance Sheet <Assets>

(billions of yen)

	2006				Chg	Inc./
	31-Mar	%	30-Sep	%	%	Dec.
Current assets:						
Cash and cash in banks	74.2		**74.4**			0.3
Accounts and notes receivable-trade	148.7		**154.1**			5.4
Securities	120.0		**107.9**			(12.2)
Inventories	44.9		**48.6**			3.7
Deferred tax assets	29.3		**30.5**			1.2
Other current assets	15.8		**11.5**			(4.3)
Allowance for doubtful receivables	(0.3)		**(0.3)**			0.0
Total current assets	432.6	57.9	**426.7**	56.8	98.6	(5.9)
Fixed assets:						
Property, plant and equipment:						
Buildings and structures	66.7		**65.5**			(1.2)
Machinery, equipment and vehicles	25.5		**23.8**			(1.7)
Land	17.1		**17.1**			(0.0)
Construction in progress	9.3		**11.9**			2.6
Others	10.1		**10.3**			0.1
Total property, plant and equipment	128.7	17.2	**128.6**	17.1	99.9	(0.1)
Intangible assets	43.2	5.8	**41.6**	5.5	96.3	(1.6)
Investments and other assets:						
Investment securities	105.5		**112.1**			6.7
Long-term loans receivable	0.1		**0.0**			(0.0)
Deferred tax assets	27.6		**32.4**			4.8
Other assets	10.4		**10.9**			0.5
Allowance for doubtful accounts	(0.8)		**(0.7)**			0.0
Total investments and other assets	142.7	19.1	**154.7**	20.6	108.4	12.0
Total fixed assets	314.6	42.1	**324.9**	43.2	103.3	10.3
Total assets	747.2	100.0	**751.6**	100.0	100.6	4.4

<Explanation>

Securities
<Decrease Factor(s)>
Market purchase of Company's own shares

2. Consolidated Balance Sheet <Liabilities and Shareholders' Equity>

(billions of yen)

	2006				Chg.	Inc./
	31-Mar	%	30-Sep	%	%	Dec.
Current liabilities:						
Accounts and notes payable-trade	24.4		**20.8**			(3.7)
Short-term borrowings	0.4		**0.4**			(0.0)
Accounts payable-other	53.2		**51.0**			(2.2)
Accrued expenses	42.6		**47.7**			5.1
Income tax payable	23.4		**20.3**			(3.1)
Reserve for sales rebates	27.8		**30.3**			2.5
Other reserves	0.8		**0.7**			(0.1)
Other current liabilities	5.5		**6.0**			0.4
Total current liabilities	178.2	23.9	**177.1**	23.6	99.4	(1.0)
Long-term liabilities:						
Deferred tax liabilities	0.1		**0.1**			0.0
Liability for retirement benefits	35.6		**33.7**			(1.9)
Retirement allowances for directors and corporate auditors	1.3		**1.2**			(0.1)
Other long-term liabilities	3.6		**3.6**			(0.0)
Total long-term liabilities	40.6	5.4	**38.5**	5.1	95.0	(2.0)
Total liabilities	218.7	29.3	**215.7**	28.7	98.6	(3.0)
Owners' equity:						
Common stock	45.0		**45.0**			-
Capital surplus	55.2		**55.2**			-
Retained earnings	429.0		**447.2**			18.2
Treasury stock	(31.9)		**(42.6)**			(10.7)
Total owners' equity	497.3	66.6	**504.8**	67.2	101.5	7.5
Net unrealized gains on available-for-sale securities	20.3		**18.1**			(2.2)
Foreign currency translation adjustments	1.6		**3.2**			1.6
Total net unrealized gain and translation adjustments	21.9	2.9	**21.3**	2.8	97.1	(0.6)
Stock Option	-	-	**0.3**	0.0	-	0.3
Minority interests	9.3	1.2	**9.6**	1.3	102.9	0.3
Total net assets	528.5	70.7	**535.9**	71.3	101.4	7.4
Total liabilities and net assets	747.2	100.0	**751.6**	100.0	100.6	4.4

*Past data have been reclassified in accordance with the new segmentation of this fiscal year.

<Explanation>

Treasury Stock
<Decrease Factor(s)>
Market purchase of Company's own shares (August, 2 millions of shares)

3. Stock Information

3-1 Issued Stock and Shareholder Information

As of September 30, 2006

Total Number of Authorized Shares (shares)	Number of Shares Outstanding (shares)	(Number of Treasury Stock) (shares)	Number of Shareholders (persons)	Average Number of Shares per Shareholder (shares)
1,100,000,000 shares	296,566,949 shares	[12,568,659 shares]	30,542	9,710 shares

* Number of shares of outstanding includes number of treasury stocks.

3-2 Top 10 Shareholders

As of September 30, 2006

Name	Shares	%
The Master Trust Bank of Japan, Ltd. (Trust Account)	15,733 Thousands	5.31%
Nihon Trustee Service Trust Bank, Ltd. (Trust Account)	15,160 Thousands	5.11%
Nippon Life Insurance Co.	14,189 Thousands	4.78%
Saitama Resona Bank, Limited.	12,398 Thousands	4.18%
The Chase Manhattan Bank N.A. London S.L. Omnibus Account	10,745 Thousands	3.62%
Moxley and Company	6,906 Thousands	2.33%
Mizuho Corporate Bank, Ltd.	6,580 Thousands	2.22%
State Street Bank and Trust Company 505103	6,281 Thousands	2.12%
Eisai Employee Shareholding Association	5,637 Thousands	1.90%
Sumitomo Life Insurance Company	5,000 Thousands	1.69%

* Treasury stock (12,568 thousands shares, 4.24%) is excluded as it has no voting rights.

* Number of shares less than one thousand has been omitted.

3-3 Number of Shareholders by Category

(persons)

	2006 31-Mar	%	2006 30-Sep	%	Change
Financial Institutions	170	0.6%	**171**	0.6%	1
Securities Companies	41	0.1%	**41**	0.1%	-
Other Japanese Corporations	1,037	3.5%	**1,045**	3.4%	8
Corporations Outside Japan, etc.	509	1.7%	**488**	1.6%	(21)
Treasury Stock	1	0.0%	**1**	0.0%	-
Individuals and Others	28,261	94.1%	**28,796**	94.3%	535
Total	30,019	100.0%	**30,542**	100.0%	523

3-4 Number of Shares Held by Category

(One unit = 1,000 shares)

	2006 31-Mar	%	2006 30-Sep	%	Change
Financial Institutions	119,347	40.2%	**117,175**	39.5%	(2171)
Securities Companies	9,692	3.3%	**10,313**	3.5%	621
Other Japanese Corporations	19,889	6.7%	**21,705**	7.3%	1815
Corporations Outside Japan, etc.	99,781	33.7%	**98,654**	33.3%	(1126)
Treasury Stock	10,692	3.6%	**12,568**	4.2%	1876
Individuals and Others	37,164	12.5%	**36,149**	12.2%	(1015)
Total	296,566	100.0%	**296,566**	100.0%	-

* Stock numbers less than one thousand have been omitted.

3-5 Breakdown of Shareholders Holding Size/Number of Shareholders

(Persons)

	2006 31-Mar	%	2006 30-Sep	%	Change
1 million shares and over	56	0.2%	**56**	0.2%	-
from 0.1 million to less than 1 million shares	169	0.6%	**161**	0.5%	(8)
from 10 thousands to less than 0.1 million shares	690	2.3%	**686**	2.3%	(4)
from 1 thousand to less than 10 thousands shares	8,999	30.0%	**8,766**	28.7%	(233)
from 1 hundred to less than 1 thousand shares	16,876	56.2%	**17,569**	57.5%	693
less than 100 shares	3,229	10.7%	**3,304**	10.8%	75
Total	30,019	100.0%	**30,542**	100.0%	523

3-6 Breakdown by Shareholder Holding Size/Number of Shares Held

(One unit = 1,000 shares)

	2006 31-Mar	%	2006 30-Sep	%	Change
1 million shares and over	199,592	67.3%	**200,062**	67.5%	470
from 0.1 million to less than 1 million shares	55,268	18.6%	**54,280**	18.3%	(987)
from 10 thousands to less than 0.1 million shares	17,521	5.9%	**18,393**	6.2%	871
from 1 thousand to less than 10 thousands shares	20,166	6.8%	**19,744**	6.7%	(422)
from 1 hundred to less than 1 thousand shares	3,888	1.3%	**3,954**	1.3%	65
less than 100 shares	130	0.1%	**131**	0.0%	1
Total	296,566	100.0%	**296,566**	100.0%	-

* Stock numbers less than one thousand have been omitted.

IV. Consolidated Statements of Cash Flows

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim 2006	Interim 2007	Inc/Dec
Operating activities			
Income before income taxes and minority interests	46.6	**51.3**	4.7
Depreciation and amortization	12.0	**12.3**	0.3
Other non-cash gains/losses	3.2	**0.1**	(3.1)
Operating assets/liabilities increase/decrease	4.1	**(1.6)**	(5.7)
Others	(3.2)	**(2.3)**	0.9
Sub-total	62.8	**59.7**	(3.1)
Interest paid/received	1.7	**2.6**	1.0
Payment of income taxes	(24.6)	**(25.8)**	(1.2)
Operating cash flows	39.9	**36.6**	(3.3)
Investing activities			
Capital expenditures	(19.4)	**(14.3)**	5.1
Other revenue/payment for continuous activities	0.2	**0.1**	(0.1)
Purchases/sales of securities etc.	4.9	**(6.0)**	(11.0)
Others	0.1	**(1.0)**	(1.1)
Net cash used in investing activities	(14.1)	**(21.2)**	(7.1)
Financing activities			
Dividends paid	(10.0)	**(14.3)**	(4.3)
Short-term debt proceeds/payment	(0.2)	**(0.0)**	0.1
Treasury stock purchase	-	**(11.1)**	(11.1)
Others	0.0	**0.2**	0.2
Net cash used in financing activities	(10.1)	**(25.1)**	(15.0)
Foreign currency translation adjustments on cash and cash equivalents	2.1	**1.4**	(0.7)
Net increase (decrease) in cash and cash equivalents	17.7	**(8.3)**	(26.0)
Cash and cash equivalents at beginning of period	142.4	**183.3**	40.8
Cash and cash equivalents at end of period	160.1	**175.0**	14.8

(billions of yen)

Years Ended March 31 Interim Apr. - Sept.	Interim 2006	Interim 2007	Inc/Dec
Free Cash Flows	20.7	**22.4**	1.7

* "Free cash flows" = "Net cash provided by operating activities" - ("Capital expenditures" + "Other revenue/payment for continuous activities")

<Explanation>

Operating assets/ liabilities increase/ decrease
<Decrease Factor(s)>
Decrease in trade receivables

Purchase/sales of securities etc.
<Decrease Factors>
Setting of Trust (Debt securities)

Dividends paid
<Increase Factor(s)>
¥35 per share to ¥50 per share

V. Consolidated Subsidiaries - Associated Companies

1. Consolidated Subsidiaries (41 companies)

1-1 Subsidiaries Outside Japan (29 companies)

As of September 30, 2006

Company Name	Location	Common Stock (Unit: thousand)		Equity (%) Ownership*	Description of Operations
Eisai Corporation of North America	New Jersey, USA	229,100	US$	100.00%	U.S. subsidiaries holding company
Eisai Research Institute of Boston, Inc.	Massachusetts, USA	115,300	US$	100.00%	Basic research/clincial trial process research
Eisai Inc.	New Jersey, USA	83,600	US$	100.00%	Pharma. prod./sales
Eisai U.S.A., Inc.	New Jersey, USA	29,500	US$	100.00%	-
Eisai Medical Research Inc.	New Jersey, USA	1,000	US$	100.00%	Pharm. clinical research
Eisai Machinery U.S.A. Inc.	New Jersey, USA	1,000	US$	100.00%	Pharm. machinery sales
Eisai Europe Ltd.	London, U.K.	50,561	UKPS	100.00%	E.U. subsidiaries holding company
Eisai Ltd.	London, U.K.	15,548	UKPS	100.00%	Pharma. sales/clinical research
Eisai London Research Laboratories Ltd.	London, U.K.	12,000	UKPS	100.00%	Basic research
Eisai GmbH	Frankfurt, FRG	7,669	EUR	100.00%	Pharmaceutical sales
Eisai Machinery GmbH	Cologne, FRG	1,278	EUR	100.00%	Pharm. machinery prod./sales
Eisai S.A.S.	Paris, France	19,500	EUR	100.00%	Pharmaceutical prod./sales
Eisai B.V.	Amsterdam, Netherlands	540	EUR	100.00%	Pharmaceutical prod./sales
Eisai Farmaceutica S.A.	Madrid, Spain	4,000	EUR	100.00%	Pharmaceutical Marketing
Eisai S.r.l.	Milano, Italy	3,500	EUR	100.00%	Pharmaceutical sales
Eisai Pharma AG*	Zurich, Switzerland	3,000	CHF	100.00%	Pharmaceutical sales
Eisai AB*	Stockholm, Sweden	10,000	SEK	100.00%	Pharmaceutical sales
P.T. Eisai Indonesia	Jakarta, Indonesia	5,000	US$	100.00%	Pharmaceutical prod./sales
Eisai Asia Regional Services Pte. Ltd.	Singapore, Singapore	26,400	S$	100.00%	Asia subsidiaries holding company
Eisai (Singapore) Pte. Ltd.	Singapore, Singapore	300	S$	100.00%	Pharmaceutical sales
Eisai (Malaysia) Sdn. Bhd.	Petaling Jaya, Malaysia	470	M$	100.00%	Pharmaceutical sales
Eisai (Thailand) Marketing Co., Ltd.*	Bangkok, Thailand	11,000	Baht	49.90%	Pharmaceutical prod./sales
Eisai Taiwan, Inc.*	Taipei, Taiwan	270,000	NT$	100.00%	Pharmaceutical prod./sales
Eisai China Inc.*	Suzhou, China	319,205	RMB	100.00%	Pharmaceutical prod./ sales
Eisai Hong Kong Co., Ltd.	Hong Kong, China	500	HK$	100.00%	Pharmaceutical sales
Eisai Korea Inc.	Seoul, Korea	3,512,000	Won	100.00%	Pharmaceutical sales
HI-Eisai Pharmaceutical Inc.*	Manila, Philippines	45,000	Peso	50.00%	Pharmaceutical prod./ sales
Eisai Pharmaceuticals India Private Ltd.	Mumbai, India	100,000	INR	100.00%	Pharmaceutical prod./sales
Eisai Australia Pty. Ltd.	Sydney, Australia	1,000	A$	100.00%	-

* Fiscal year of Eisai China Inc. ends December 31. Fiscal year of other consolidated subsidiaries outside/inside Japan ends March 31.
* Eisai U.S.A. Inc. is in the process of liquidation.
* The Company has a less than 50 percent equity ownership in Eisai (Thailand) Marketing Co., Ltd., and HI-Eisai Pharmaceutical Inc., but it is considered to be a consolidated subsidiary under the application of the "controlling entity" standard.
* Liquidation of Eisai Pharma-Chem Europe Ltd was completed in June 2006.
* Eisai (Singapore) Pte. Ltd. was established in May 2006.
* Eisai Clinical Research Singapore Pte. Ltd. was established in October 2006.
* Common Stock numbers fractions have been omitted.

1-2 Subsidiaries in Japan (12 companies)

As of September 30, 2006

Company Name	Location	Common Stock	Equity (%) Ownership*	Description of Operations
Sanko Junyaku Co., Ltd. (listed on JASDAQ)	Tokyo	5,262 million yen	50.88%	Diagnostic product prod./sales
Sannova Co., Ltd.	Gunma Pref.	926 million yen	79.97%	Pharm. prod./sales
Elmed Eisai Co., Ltd.	Tokyo	450 million yen	100.00%	Pharm. sales
Eisai Food & Chemicals Co., Ltd.	Tokyo	101 million yen	100.00%	Food/chemicals sales
Eisai Machinery Inc.	Tokyo	100 million yen	100.00%	Pharm. Machinery prod./sales
KAN Research Institute, Inc.	Kyoto	70 million yen	100.00%	Basic research
Eisai Distribution Co., Ltd.	Kanagawa Pref.	60 million yen	100.00%	Pharm. distribution
Eisai R&D Management Co., Ltd.	Tokyo	10 million yen	100.00%	Management of the R&D Division and intellectual properties
Sunplanet Co., Ltd.	Tokyo	455 million yen	85.11%	Administrative/Catering/Printing service, Real estate Management
Clinical Supply Co., Ltd.	Gifu Pref.	80 million yen	84.80%	Medical devices prod./sales
Palma Bee'Z Research Institute Co., Ltd.	Tokyo	50 million yen	75.44%	Diagnostic product research
Eisai Seikaken Co., Ltd.	Tokyo	50 million yen	70.00%	Agro-chemical prod./sales

* Management function of the R&D Division and other relevant functions of Eisai Co., Ltd. were separated and newly established Eisai R&D Management Co., Ltd., a wholly-owned subsidiary of Eisai Co., Ltd., has taken over the functions in April 2006
* Kan Research Institute, Inc. was moved to Kobe in Hyogo Prefecture in October 2006.
* Common stock numbers less than one million have been omitted.

2 Equity in Earnings in Associated Companies (1 company)

As of September 30, 2006

Company Name	Location	Common Stock	Equity (%) Ownership*	Description of Operations
Bracco-Eisai Co., Ltd.*	Tokyo	340 million yen	49.00%	Contrast media import/prod./sales

* Equity indirect/direct ownership percentage.
* Common Stock numbers fractions have been omitted.
* Fiscal year of Bracco-Eisai Co., Ltd. ends December 31.
* Eisai-Novartis Verwaltungs GmbH was merged to a consolidated subsidiary, Eisai GmbH (merging corporation).

VI. Financial Trend

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.		1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
<Statements of Income Data>											
Net sales	Interim			148.1	174.9	211.0	234.4	247.8	261.0	282.6	**319.4**
		301.8	284.9	302.5	361.7	431.7	466.6	500.2	533.0	601.3	
Cost of sales	Interim			44.7	49.0	52.2	52.9	47.6	50.4	48.7	**53.2**
		93.8	87.1	91.6	98.5	101.5	102.6	97.2	98.5	104.5	
R&D expenses	Interim			23.7	22.6	24.7	27.9	33.5	37.5	44.4	**52.2**
		45.1	43.7	46.7	49.6	55.0	59.7	69.0	78.3	93.2	
SG&A expenses	Interim			60.3	72.3	95.1	113.3	125.7	131.5	144.3	**164.3**
		121.2	115.4	127.1	154.7	202.5	228.4	250.9	269.4	307.8	
Operating income	Interim			19.5	31.1	39.0	40.4	41.0	41.6	45.3	**49.6**
		47.5	38.6	37.1	59.0	72.7	75.9	83.1	86.8	95.7	
Ordinary income	Interim			19.4	31.9	40.2	40.1	40.7	43.2	47.1	**51.7**
		47.2	39.8	36.9	63.2	76.1	76.1	83.4	89.1	100.0	
Net income	Interim			2.7	8.9	20.0	22.2	24.9	27.6	30.2	**32.5**
		19.8	15.9	11.3	23.3	36.5	41.0	50.1	55.5	63.4	
<Statements of Cash Flows>											
Operating cash flows	Interim			22.0	43.2	33.1	19.6	45.8	40.8	39.9	**36.6**
			35.9	27.2	85.0	56.9	57.6	72.7	49.2	87.1	
Net cash used in investing activities	Interim			(0.7)	(28.8)	(1.2)	(18.0)	(15.3)	(21.5)	(14.1)	**(21.2)**
			(33.9)	(4.0)	(19.6)	(7.2)	(27.7)	(27.3)	(37.5)	(29.5)	
Net cash used in financing activities	Interim			(3.4)	(3.5)	(5.7)	(14.6)	(4.5)	(4.6)	(10.1)	**(25.1)**
			(10.0)	(15.4)	(17.7)	(39.1)	(19.8)	(21.4)	(16.7)	(21.8)	
Free cash flows	Interim			13.6	36.8	22.8	5.3	36.0	16.6	20.7	**22.4**
			21.1	12.6	71.8	32.1	31.1	48.9	10.5	43.6	
<Balance Sheet Data>											(Interim)
Common stock		44.9	44.9	44.9	44.9	44.9	45.0	45.0	45.0	45.0	**45.0**
Total assets		453.1	463.4	485.7	549.4	557.6	591.7	615.8	662.7	747.2	**751.6**
Shareholders' equity		299.2	308.6	329.4	345.9	362.1	388.2	419.5	459.6	519.2	**526.1**
<Capital Expenditures and Depreciation/Amortization>											(Interim)
Capital expenditures			14.2	16.3	15.0	27.2	21.9	28.7	49.0	37.0	**10.7**
Depreciation/Amortization			13.0	15.1	15.0	15.3	18.0	18.5	22.4	25.0	**12.3**
<Managerial Indices>											(Interim)
Return On Equity (ROE, %)		7.2	5.2	3.5	6.9	10.3	10.9	12.4	12.6	13.0	
Dividends On Equity (DOE, %)		2.2	2.1	2.0	2.0	2.4	2.5	2.6	3.7	5.3	
Dividend payout ratio (%)		31.4	40.1	56.5	29.2	23.3	22.7	20.9	29.0	40.6	
Earnings Per Share (EPS, yen)		70.0	53.6	38.0	78.7	123.5	141.2	172.1	193.4	221.9	
Diluted EPS* (yen)		67.1	53.1	37.7	77.9	122.3	139.9	172.1	193.3	221.6	
Return on sales ratio (%)		6.6	5.6	3.7	6.4	8.5	8.8	10.0	10.4	10.5	
Shareholders' Equity Ratio (%)		66.0	66.6	67.8	63.0	64.9	65.6	68.1	69.4	69.5	
Turnover ratio of total capital (Time)		0.7	0.6	0.6	0.7	0.8	0.8	0.8	0.8	0.9	
Return On Assets (ROA, %)		4.4	3.5	2.4	4.5	6.6	7.1	8.3	8.7	9.0	
Price-to-Book value Ratio (PBR, Time)		1.8	2.4	2.4	2.7	2.5	1.6	1.9	2.3	2.8	
Cash dividends per share (yen)		21.5	21.5	21.5	23.0	29.0	32.0	36.0	56.0	90.0	
Dividend payment (billions of yen)		6.2	6.4	6.4	6.8	8.5	9.3	10.4	16.0	25.7	
Treasury stock purchase (thousand of shares)						4,590	3,000	4,000	1,970	-	2,000
Treasury stock purchase (billions of yen)						13.9	9.2	11.4	6.1	-	11.1
Consolidated subsidiaries		35	34	35	34	36	33	34	38	40	41

* "Cost of sales" includes "(Reversal of) Provision for sales returns".
* "Earnings Per Share" and "Diluted EPS" have been calculated based on a new accounting system since the year ended March 2003.
* "Free cash flows" = "Operating cash flows" - ("Capital expenditures" + "Other revenue/payment for continuous activities")
* "Depreciation/Amortization" value represents depreciation for "Property, plant and equipment" and amortization for "Intangible assets".
* Since Eisai started consolidated interim financial disclosure since fiscal year ended March 31, 2001, financial figures in the interim period for the year ended March 31, 2000 are provided for reference purposes only.

VII. Non-Consolidated Financial Highlights

1. Non-Consolidated Financial Highlights

1-1 Statements of Income Data

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim				
	2006	2007	Change %	2006	2007 (e)
Net sales	161.0	**170.1**	105.7	332.0	346.0
Cost of sales*	37.9	**39.9**	105.2	78.0	78.0
R&D expenses	43.9	**51.7**	117.8	92.9	103.0
SG&A expenses	46.3	**48.1**	104.0	95.8	101.0
Operating income	32.8	**30.4**	92.6	65.4	64.0
Ordinary income	33.7	**30.7**	91.2	67.3	65.0
Net income	21.6	**20.1**	93.1	43.9	41.0

* "Cost of sales" includes "(Reversal of) Provision for sales returns".

1-2 Balance Sheet Data

(billions of yen)

	2006		Inc/Dec
	31 Mar	30 Sep	
Total assets	572.9	**559.0**	(13.9)
Net assets	465.2	**458.4**	(6.8)
Owner's equity and unrealized gain and translation adjustments	465.2	**458.1**	(7.1)
Equity ratio	81.2%	**82.0%**	0.8%

*Past data have been reclassified in accordance with the new segmentation of this fiscal year.

1-3 Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim				
	2006	2007	Inc/Dec (Change %)	2006	2007 (e)
Capital expenditures	7.7	**4.8**	(2.8)	24.5	21.0
Property, plant and equipment	4.1	**3.0**	(1.0)	11.2	10.0
Intangible assets	3.6	**1.8**	(1.8)	13.4	11.0
Depreciation/Amortization	7.8	**8.5**	0.7	16.4	16.0

* "Depreciation/Amortization" value represents depreciation for "Property, plant and equipment" and amortization for "Intangible assets".

1-4 Statements of Cash Flows Data

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim			
	2006	2007	Inc/Dec	2006
Net cash provided by operating activities	32.8	**12.6**	(20.2)	55.8
Net cash used in investing activities	(6.4)	**(15.6)**	(9.2)	(13.5)
Net cash used in financing activities	(9.9)	**(25.0)**	(15.1)	(21.2)
Cash and cash equivalents at end of period	96.0	**72.5**	(23.5)	100.5
Free cash flows	22.7	**5.5**	(17.1)	30.9

* "Free cash flows" = "Net cash provided by operating activities" - ("Capital expenditures" + "Other revenue/payment for continuous activities")

2. Net Sales by Business Segment

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim 2006	Interim 2007	Change %	2006	2007 (e)
Net sales	161.0	**170.1**	105.7	332.0	346.0
Prescription pharmaceuticals	103.1	**107.5**	104.3	211.5	217.0
Ratio of in-house developed products to prescription pharmaceuticals (%)	83.7%	**82.5%**	-	82.3%	-
Exports	26.4	**26.4**	100.0	53.9	56.5
Consumer health care products	8.4	**9.4**	110.8	17.6	18.5
Food additives/Chemicals, etc.	0.9	**0.6**	69.0	1.8	1.5
Industrial property rights, etc. income	22.1	**26.2**	118.6	47.2	52.5

3. Exports by Geographical Area

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim 2006	Interim 2007	Change %	2006	2007 (e)
Net Sales	161.0	**170.1**	105.7	332.0	346.0
Exports	47.3	**52.5**	110.9	99.7	107.5
North America	32.1	**36.5**	113.8	69.6	-
Europe	12.5	**12.7**	101.4	24.9	-
Asia and Others	2.7	**3.2**	120.3	5.2	-
Ratio of exports to sales (%)	29.4%	**30.8%**	-	30.0%	31.1%

* Major areas and countries included in each category:
  1. North America: The United States and Canada
  2. Europe: The United Kingdom, France, Germany, etc.
  3. Asia and Others: East Asia, South-East Asia, and South-Central America, etc.
* Export sales includes revenues from industrial property rights, etc.

4. Prescription Pharmaceuticals

(billions of yen)

Years Ended/Ending March 31 / Interim Apr. - Sept. Description Product	Interim 2006	Interim 2007	Change %	2006	2007 (e)
Alzheimer's type dementia treatment *ARICEPT*	20.5	**23.9**	116.6	42.3	48.0
Peripheral neuropathy treatment *METHYCOBAL*	16.0	**15.9**	98.9	32.1	31.5
Proton pump inhibitor *PARIET*	13.2	**14.6**	111.3	27.6	31.0
Gastritis/gastric ulcer treatment *SELBEX*	10.9	**9.8**	89.7	21.7	20.5
Non-ionic contrast medium *IOMERON*	4.4	**4.2**	95.6	8.7	8.0
Muscle relaxant *MYONAL*	4.3	**4.1**	95.9	8.5	8.0
Osteoporosis treatment *ACTONEL*	-	**3.9**	-	4.0	8.0
Osteoporosis treatment *GLAKAY*	4.3	**3.9**	89.1	8.4	8.5
Genetically engineered glucagon preparation *GLUCAGON G NOVO*	2.2	**2.1**	95.5	4.4	4.0
Long-acting isosorbide denigrate preparation *NITOROL-R*	2.3	**2.0**	88.7	4.4	4.0
Antiallergic agent *AZEPTIN*	1.3	**1.1**	87.0	2.9	3.0
Others	23.6	**22.0**	93.0	46.6	42.5
Prescription pharmaceuticals total	103.1	**107.5**	104.3	211.5	217.0

5. Exports by Products

(billions of yen)

Years Ended/Ending March 31 / Interim Apr. - Sept.	Interim 2006	Interim 2007	Change %	2006	2007 (e)
ARICEPT	11.2	**11.3**	100.8	22.8	23.0
ACIPHEX/PARIET	13.0	**13.2**	100.8	26.8	27.5
Others	2.2	**2.0**	90.6	4.3	6.0
Exports total	26.4	**26.4**	100.0	53.9	56.5

6. Consumer Health Care Products

(billions of yen)

Years Ended/Ending March 31 / Interim Apr. - Sept.	Interim 2006	Interim 2007	Change %	2006	2007 (e)
Vitamin B_2 preparation *CHOCOLA BB* Group	4.2	**4.5**	105.9	8.3	8.5
NABOLIN / Active-type Vitamin B_{12} NABOLIN Group	0.7	**1.0**	132.2	1.4	1.5
JUVELUX / Natural Vitamin E preparation Vitamin-E Group	0.9	**0.9**	108.0	1.8	1.5
SACLON / heartburn treatment SACLON Group	0.9	**0.9**	92.3	1.9	2.0
Others	1.7	**2.1**	125.6	4.2	5.0
Consumer health care products total	8.4	**9.4**	110.8	17.6	18.5

7. Gross Profit/Manufacturing Cost

7-1 Breakdown of Cost of Sales

(billions of yen)

Years Ended/Ending March 31 Interim Apr-Sept	Interim		
	2006	2007	2006
Net sales	161.0	**170.1**	332.0
Cost of sales	38.0	**39.9**	78.0
Beginning inventory (+)	11.8	**12.3**	11.8
Manufacturing cost (+)	19.9	**21.7**	39.3
Product purchase (+)	11.7	**12.6**	26.3
Account transfer (+)	5.7	**7.0**	12.9
Ending inventory (-)	11.1	**13.7**	12.3
COGS ratio to net sales (%)	23.6%	**23.5%**	23.5%
Reversal of provision for sales returns	(0.0)	**(0.0)**	(0.0)
Gross profit	123.0	**130.2**	254.0

7-2 Breakdown of Manufacturing Cost

(billions of yen)

Years Ended/Ending March 31 Interim Apr.-Sept.	Interim		
	2006	2007	2006
Total manufacturing cost	22.4	**24.5**	45.1
Raw materials	7.5	**9.6**	14.6
Labor cost	6.5	**5.9**	12.9
Expenses	8.5	**9.0**	17.7
Beginning inventory of semi-finished goods and work-in-process (+)	8.8	**9.5**	8.6
Ending inventory of semi-finished goods and work-in-process (-)	9.5	**9.3**	9.5
Account transfer (+)	(2.4)	**(3.0)**	(4.9)
Cost variances (+)	0.6	**-**	-
Manufacturing cost	19.9	**21.7**	39.3

8. SG&A Expenses

8-1 R&D Expenses

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim 2006	Interim 2007	2006	2007 (e)
Net sales	161.0	**170.1**	332.0	346.0
R&D expenses	43.9	**51.7**	92.9	103.0
Overseas R&D expenses	20.2	**26.1**	42.7	-
[Ratio of overseas R&D expenses to R&D expenses] (%)	46.0%	**50.4%**	46.0%	-
Ratio of R&D expenses to net sales (%)	27.3%	**30.4%**	28.0%	29.8%

8-2 SG&A Expenses

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim 2006	Interim 2007	2006	2007 (e)
Net sales	161.0	**170.1**	332.0	346.0
SG&A expenses	46.3	**48.1**	95.8	101.0
Personnel expenses	17.1	**16.1**	34.4	-
Marketing expenses	17.6	**19.9**	37.8	-
Administrative expenses and others	11.6	**12.1**	23.5	-
Ratio of SG&A expenses to net sales (%)	28.8%	**28.3%**	28.8%	29.2%

8-3 SG&A Expenses (including R&D expenses)

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim 2006	Interim 2007	2006	2007 (e)
Net sales	161.0	**170.1**	332.0	346.0
SG&A expenses (including R&D expenses)	90.2	**99.9**	188.6	204.0
Ratio of SG&A expenses (including R&D expenses) to net sales (%)	56.0%	**58.7%**	56.8%	59.0%

9. Balance Sheet Data

<Assets>

(billions of yen)

	2006		Inc/
	31-Mar	30-Sep	Dec
Current assets	278.2	**257.7**	(20.5)
Fixed assets	294.7	**301.3**	6.6
Property, plant and equipment	82.7	**79.0**	(3.7)
Intangible assets	26.5	**25.0**	(1.5)
Investments and other assets	185.5	**197.3**	11.8
Total assets	572.9	**559.0**	(13.9)

<Liabilities and Net Assets>

(billions of yen)

	2006		Inc/
	31-Mar	30-Sep	Dec
Current liabilities	74.6	**69.5**	(5.1)
Long-term liabilities	33.1	**31.0**	(2.1)
Total liabilities	107.7	**100.6**	(7.1)
Total owners' equity	445.4	**440.5**	(4.9)
Net unrealized gain and translation adjustments	19.8	**17.6**	(2.2)
Stock option	-	**0.3**	0.3
Net assets	465.2	**458.4**	(6.8)
Total liabilities and net assets	572.9	**559.0**	(13.9)

*Past data have been reclassified in accordance with the new segmentation of this fiscal year.

10. Personnel Information

(persons)

	2005	2006		2007
	31-Mar	31-Mar	30-Sep	31-Mar (e)
Total employees (permanent employees)	3,815	3,945	4,144	4,150
Production	798	781	798	-
R&D	940	979	1,035	-
Sales, marketing and administration	2,077	2,185	2,311	-
Total personnel cost (billions of yen)	65.3	64.0	30.2	-

11. Statements of Cash Flows

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim 2006	Interim 2007	Inc./Dec.
Operating activities			
Income before income taxes	33.4	**30.9**	(2.5)
Depreciation and amortization	7.8	**8.5**	0.7
Other non-cash gains/losses	2.9	**0.4**	(2.5)
Operating assets/liabilities increase/decrease	4.9	**(9.5)**	(14.4)
Others	(1.6)	**(0.6)**	1.0
Subtotal	47.4	**29.7**	(17.7)
Interest paid/received	0.8	**0.9**	0.0
Income taxes paid	(15.4)	**(17.9)**	(2.5)
Net cash provided by operating activities	32.8	**12.6**	(20.2)
Investing activities			
Capital expenditures	(10.3)	**(8.1)**	2.2
Other revenue/payment for continuous activities	0.2	**1.0**	0.9
Purchases/sales of securities	4.2	**(7.3)**	(11.5)
Others	(0.4)	**(1.2)**	(0.8)
Net cash used in investing activities	(6.4)	**(15.6)**	(9.2)
Financing activities			
Dividends paid	(10.0)	**(14.3)**	(4.3)
Treasury stock purchase	-	**(11.1)**	(11.1)
Others	0.1	**0.3**	0.2
Net cash used in financing activities	(9.9)	**(25.0)**	(15.1)
Foreign currency translation adjustments on cash and cash equivalents	(0.0)	**0.0**	0.0
Net increase (decrease) in cash and cash equivalents	16.5	**(28.0)**	(44.5)
Cash and cash equivalents at beginning of period	79.5	**100.5**	21.0
Cash and cash equivalents at end of period	96.0	**72.5**	(23.5)

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sept.	Interim 2006	Interim 2007	Inc./Dec.
Free Cash Flows	22.7	**5.5**	(17.1)

* "Free cash flows" = "Net cash provided by operating activities" - ("Capital expenditures" + "Other revenue/payment for continuous activities")

VIII. Changes in Quarterly Results

1. Statements of Income Data [Consolidated]

(billions of yen)

Years Ended/Ending March 31	2006				2007	
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
Net sales	135.8	146.8	167.3	151.3	153.9	**165.4**
Cost of sales	24.1	24.6	30.0	25.8	26.8	**26.4**
R&D expenses	19.9	24.5	22.6	26.2	24.4	**27.9**
SG&A expenses	69.3	74.9	81.7	81.8	78.7	**85.6**
Operating income	22.5	22.8	32.9	17.5	24.1	**25.5**
Non-operating income & expenses	0.9	0.9	1.4	1.1	1.0	**1.1**
Ordinary income	23.4	23.7	34.3	18.6	25.1	**26.6**
Special gain & loss	(0.2)	(0.3)	0.0	(3.5)	(0.4)	**(0.0)**
Income before taxes and interests	23.2	23.5	34.4	15.1	24.7	**26.6**
Net income	14.9	15.2	22.0	11.3	15.8	**16.7**
Earnings per share (yen)	52.2	53.3	77.0	39.4	55.4	**58.4**

* "Cost of Sales" includes "(Reversal of) Provision for or sales returns".

2. Balance Sheet Data [Consolidated]

<Assets>

(billions of yen)

	2005				2006	
	30-Jun	30-Sep	31-Dec	31-Mar	30-Jun	30-Sep
Current assets	368.7	392.8	408.5	432.6	406.6	**426.7**
Fixed assets	293.9	300.9	303.6	314.6	318.2	**324.9**
Property, plant and equipment	123.2	124.8	125.8	128.7	127.3	**128.6**
Intangible assets	36.2	38.5	38.7	43.2	41.3	**41.6**
Investments and other assets	134.5	137.5	139.1	142.7	149.5	**154.7**
Total assets	662.6	693.6	712.1	747.2	724.8	**751.6**

<Liabilities and Net Assets>

(billions of yen)

	2005				2006	
	30-Jun	30-Sep	31-Dec	31-Mar	30-Jun	30-Sep
Current liabilities	143.2	154.4	157.2	178.2	157.7	**177.1**
Long-term liabilities	44.2	42.7	40.5	40.6	39.9	**38.5**
Total liabilities	187.4	197.1	197.6	218.7	197.6	**215.7**
Total owners' equity	460.1	475.4	485.9	497.3	498.9	**504.8**
Net unrealized gain and translation adjustments	6.1	12.0	19.3	21.9	19.0	**21.3**
Stock option	-	-	-	-	-	**0.3**
Minority interests	9.0	9.2	9.2	9.3	9.4	**9.6**
Net assets	475.2	496.5	514.4	528.5	527.3	**535.9**
Total liabilities and net assets	662.6	693.6	712.1	747.2	724.8	**751.6**

*Past data have been reclassified in accordance with the new segmentation of this fiscal year.

3. Capital Expenditures and Depreciation/Amortization [Consolidated]

(billions of yen)

Years Ended/Ending March 31	2006				2007	
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
Capital expenditures	4.6	9.4	5.9	17.2	3.7	**7.0**
Property, plant and equipment	3.6	5.3	4.2	7.8	3.2	**4.8**
Intangible assets	1.0	4.0	1.7	9.4	0.6	**2.2**
Depreciation/Amortization	5.9	6.1	6.5	6.5	5.9	**6.4**

* "Depreciation/Amortization" value represents depreciation for "Property, plant and equipment" and amortization for "Intangible assets".

4. Cash Flows Data [Consolidated]

(billions of yen)

Years Ended/Ending March 31	2006				2007	
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
Net cash provided by operating activities	12.1	27.8	9.2	37.9	8.1	**28.5**
Net cash used in investing activities	(8.9)	(5.3)	(10.1)	(5.3)	(11.8)	**(9.4)**
Net cash used in financing activities	(10.1)	(0.0)	(11.7)	0.0	(14.4)	**(10.8)**
Cash and cash equivalents at end of period	136.5	160.1	150.2	183.3	164.4	**175.0**
Free cash flows	1.3	19.4	(3.0)	25.8	0.7	**21.7**

* "Free cash flows" = "Net cash provided by operating activities" - ("Capital expenditures" + "Other revenue/payment for continuous activities")

5. *ARICEPT* Sales by Area (Eisai Territory Sales) [Consolidated]

Years Ended/Ending March 31		2006 First Quarter	2006 Second Quarter	2006 Third Quarter	2006 Fourth Quarter	2007 First Quarter	2007 Second Quarter
Japan	¥ Billions	9.9	10.6	12.1	9.7	11.5	**12.4**
U.S.	¥ Billions	23.5	29.1	31.6	35.6	33.1	**39.6**
	[US $ Millions]	[219]	[262]	[271]	[306]	[289]	**[341]**
U.K.	¥ Billions	0.3	0.2	0.3	0.2	0.4	**0.3**
	[UK £ Millions]	[2]	[1]	[1]	[1]	[2]	**[1]**
France	¥ Billions	5.1	5.1	5.5	5.3	5.5	**6.9**
	[Euro Millions]	[38]	[38]	[40]	[37]	[38]	**[47]**
Germany	¥ Billions	1.9	2.1	2.1	1.8	1.8	**1.8**
	[Euro Millions]	[14]	[15]	[15]	[12]	[13]	**[12]**
Europe total	¥ Billions	7.3	7.4	7.9	7.3	7.7	**9.0**
Asia	¥ Billions	0.9	1.1	1.1	1.2	1.4	**1.5**
Total	¥ Billions	41.7	48.2	52.7	53.8	53.7	**62.5**

6. *ACIPHEX/PARIET* Sales by Area (Eisai Territory Sales) [Consolidated]

Years Ended/Ending March 31		2006 First Quarter	2006 Second Quarter	2006 Third Quarter	2006 Fourth Quarter	2007 First Quarter	2007 Second Quarter
Japan	¥ Billions	6.3	6.8	8.5	5.9	7.1	**7.5**
U.S	¥ Billions	25.3	28.2	30.8	30.1	29.3	**31.2**
	[US $ Millions]	[235]	[253]	[263]	[258]	[256]	**[268]**
U.K.	¥ Billions	1.5	1.3	1.3	1.0	1.0	**1.0**
	[UK £ Millions]	[7]	[7]	[6]	[5]	[5]	**[5]**
Germany	¥ Billions	0.3	0.3	0.4	0.3	0.3	**0.6**
	[Euro Millions]	[2]	[2]	[3]	[2]	[2]	**[4]**
Italy	¥ Billions	-	-	0.4	2.1	1.7	**1.5**
	[Euro Millions]	[-]	[-]	[3]	[15]	[12]	**[10]**
Europe total	¥ Billions	1.8	1.7	2.1	3.4	3.0	**3.1**
Asia	¥ Billions	0.7	0.8	1.0	1.0	1.1	**1.2**
Total	¥ Billions	34.1	37.4	42.4	40.4	40.5	**43.0**

7. *ZONEGRAN* Sales by Area (Eisai Territory Sales) [Consolidated]

Years Ended/Ending March 31		2006				2007	
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
U.S	¥ Billions	3.6	3.9	3.7	1.5	1.0	**0.6**
	[US $ Millions]	[33]	[35]	[32]	[12]	[9]	**[5]**
Europe, ASIA	¥ Billions	0.0	0.1	0.1	0.2	0.3	**0.4**
Total	¥ Billions	3.6	4.0	3.9	1.7	1.3	**1.0**

8. Eisai Inc. (U.S.A.)

Years Ended/Ending March 31		2006				2007	
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
Net sales	¥ Billions	52.9	61.8	70.1	70.0	65.9	**73.9**
	[US $ Millions]	[491]	[556]	[601]	[600]	[576]	**[636]**
Operating income	¥ Billions	3.0	4.9	7.0	3.7	5.5	**6.9**
	[US $ Millions]	[28]	[44]	[61]	[31]	[48]	**[59]**
Net income	¥ Billions	2.0	3.4	4.8	2.9	3.9	**4.7**
	[US $ Millions]	[18]	[30]	[42]	[24]	[34]	**[41]**
Operating income before royalty deduction	¥ Billions	10.3	13.6	16.5	13.9	15.2	**18.1**
	[US $ Millions]	[95]	[122]	[142]	[119]	[132]	**[156]**

9. Statements of Income Data [Non-Consolidated]

(billions of yen)

Years Ended/Ending March 31	2006 First Quarter	2006 Second Quarter	2006 Third Quarter	2006 Fourth Quarter	2007 First Quarter	2007 Second Quarter
Net sales	79.0	81.9	93.3	77.7	82.9	**87.2**
Cost of sales	19.0	18.9	22.2	17.9	19.9	**20.0**
R&D expenses	19.6	24.3	22.1	26.8	24.4	**27.3**
SG&A expenses	22.9	23.4	25.0	24.4	23.3	**24.8**
Operating income	17.5	15.3	24.0	8.6	15.3	**15.1**
Ordinary income	18.1	15.6	24.6	9.1	15.6	**15.1**
Net income	11.6	10.1	15.9	6.4	10.1	**10.1**

* "Cost of Sales" includes "(Reversal of) Provision for or sales returns".

10. Prescription Pharmaceuticals [Non-Consolidated]

(billions of yen)

Years Ended/Ending March 31 Product	2006 First Quarter	2006 Second Quarter	2006 Third Quarter	2006 Fourth Quarter	2007 First Quarter	2007 Second Quarter
ARICEPT	9.9	10.6	12.1	9.7	11.5	**12.4**
METHYCOBAL	7.8	8.2	8.9	7.2	7.9	**8.0**
PARIET	6.3	6.8	8.5	5.9	7.1	**7.5**
SELBEX	5.4	5.5	6.0	4.8	4.9	**4.9**
IOMERON	2.2	2.2	2.5	1.8	2.1	**2.1**
MYONAL	2.2	2.2	2.4	1.8	2.1	**2.0**
ACTONEL	-	-	2.6	1.5	1.9	**2.0**
GLAKAY	2.2	2.2	2.3	1.7	1.9	**1.9**
GLUCAGON G NOVO	1.1	1.1	1.3	0.9	1.0	**1.1**
NITOROL-R	1.2	1.1	1.2	0.9	1.0	**1.0**
AZEPTIN	0.8	0.5	0.7	0.9	0.6	**0.5**
Others	11.9	11.7	13.5	9.5	11.2	**10.7**
Prescription pharmaceuticals total	50.9	52.2	62.0	46.4	53.4	**54.1**

11. Exports by Products [Non-Consolidated]

(billions of yen)

Years Ended/Ending March 31 / Product	2006				2007	
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
ARICEPT	6.3	4.8	6.1	5.5	5.4	**5.9**
ACIPHEX/PARIET	6.1	7.0	6.2	7.6	6.5	**6.7**
Others	1.2	1.0	0.9	1.2	0.6	**1.4**
Bulk Substance/Tablets Total	13.6	12.8	13.2	14.3	12.4	**14.0**

12. Consumer Health Care Products [Non-Consolidated]

(billions of yen)

Years Ended/Ending March 31 / Product	2006				2007	
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
CHOCOLA BB Group	2.0	2.2	2.5	1.6	2.1	**2.3**
NABOLIN Group	0.3	0.4	0.4	0.3	0.4	**0.6**
Vitamin-E Group	0.4	0.5	0.6	0.3	0.4	**0.5**
SACLON Group	0.4	0.5	0.6	0.4	0.4	**0.4**
Others	0.8	0.9	1.4	1.1	1.0	**1.2**
Consumer health care total	4.0	4.5	5.4	3.7	4.3	**5.0**

IX. Major R&D Pipeline Candidates

Ongoing and recent developments from April 2006

#	1. Additional indication of Aricept for severe dementia due to Alzheimer's disease was approved in the U.S.
	2. Application of Aricept for the additional indication of severe dementia due to Alzheimer's disease was submitted in the EU.
#	3. Application of Pariet for the additional indication of Secondary Eradication of *H. pylori* was submitted in Japan.
	4. Applications of Gasmotin are in preparation in 10 Asian countries including ASEAN members.
#	5. Phase III study of E2007 for Parkinson's disease was initiated in the U.S.
	6. Phase III study of E5564 for severe sepsis was initiated in the EU/U.S.
	7. Phase III study of E7389 for breast cancer was initiated in the U.S.
	8. Phase II study of E5555 for acute coronary syndrome was initiated in the EU/U.S.
#	9. Phase II study of E0302 for amytrophic lateral sclerosis(ALS) was initiated in Japan.
	10. Collaboration agreement for TVP-1012 (rasagiline) was ended in the U.S.
#	11. The U.S. Phase II study for Achiphex for intermittent therapy for symptomatic GERD was discountinued.
#	12. The Japan Phase II study for E7070 for gastric cancer was discontinued. (Studies for other types of cancer are ongoing in the U.S.)

\# Ongoing and recent developments from July 2006

1. International Development

1-1 Approved

(Product) Name (Research Code)	Area	Date	Description	Form	Origin
ARICEPT (E2020) (Additional indication)	U.S.	Oct-06	Severe Dementia due to Alzheimer's Disease A suppelemental New Drug Application was approved by FDA for severe dementia due to Alzheimer's disease, in addition to the previous indications for the treatments of mild to moderate dementia due to Alzheimer's disease.	Tab.	In-house

1-2 Filed for Approval

(Product) Name (Research Code)	Area	Date	Description	Form	Origin
ARICEPT (E2020) (Additional indication)	U.S.	Sep-02	Vascular Dementia Currently indicated for the treatment of dementia due to Alzheimer's disease. Filed for an additional indication of vascular dementia in the U.S.	Tab.	In-house
	(EU)		Though filing for vascular dementia was withdrawn in the EU in April 2004, Eisai will resubmit the application once additional supportive data is obtained.		
ARICEPT (E2020) (Additional formulation)	EU	May-04	Liquid Formulation Currently available in tablet form. Filed for a liquid formulation. Patients who have difficulty swallowing may find liquid formulation easier to take.	Liquid	In-house
INOVELON (E2080)	EU	Mar-05	Anti-Epilepsy (generic name: rufinamide) A novel anticonvulsant, rufinamide, which shows an efficacy in epilepsy treatment in combination with other anti-epilepsy drugs. Received orphan status and application was filed in the EU for adjunct therapy of Lennox-Gastaut Syndrome (LGS).	Tab.	Novartis
	U.S.	Nov-05	NDA for adjunct therapy of LGS has been filed in the U.S. Granted for orphan drug status and adult partial seizures. (Brand name in the U.S. is under consideration)		
ARICEPT (E2020) (Additional indication)	EU	May-06	Severe Dementia due to Alzheimer's Disease Submitted application for the treatment of severe dementia due to Alzheimer's disease through mutual recognition procedure in the EU.	Tab.	In-house

1-3 Submission in Preparation

(Product) Name (Research Code)	Area	Expected Application	Description	Form	Origin
GASMOTIN	Asia	FY2006	Gastroprokinetic Agent (generic name: mosapride citrate) This compound is a selective serotonin 5-HT_4 receptor agonist which has gastroprokinetic and gastric evacuant effects by enhancing acetylcholine release. Submission is in preparation in 10 Asian countries including ASEAN members.	Tab.	Dainippon Sumitomo Pharma

1-4 Phase III

(Product) Name (Research Code)	Area	Expected Application	Description	Form	Origin
ARICEPT (E2020) (Additional indication)	EU	FY2006	Dementia Associated with Parkinson's Disease Currently indicated for the treatment of mild to moderate dementia due to Alzheimer's disease. Now in Phase III for the treatment of dementia associated with Parkinson's disease.	Tab.	In-house
AS-3201	U.S. EU	FY2009	Diabetic complications/Aldose Reductase Inhibitor This compound shows strong inhibition of aldose reductase. Expected to treat diabetic complications. Now in Phase III for the treatment of diabetic neuropathy in the U.S.	Tab.	Dainippon Sumitomo Pharma
E2007	U.S. EU	FY2007	Parkinson's Disease/AMPA Receptor Antagonist Selectively antagonizes the AMPA-type glutamate receptor. Under development as a treatment for Parkinson's disease. Now in Phase III in the U.S. EU.	Tab.	In-house
clevudine (Phase III in preparation)	Asia	-	Anti-hepatitis B Agent (generic name: clevudine) Clevudine is an antiviral agent for the treatment of chronic hepatitis caused by the hepatitis B virus based on DNA polymerase inhibition. A Phase III study in China is in preparation. In some Asian countries where no additional clinical studies are required, submission is scheduled for FY2006.	Cap.	Bukwang
E5564	U.S. EU	FY2009	Severe Sepsis/Endotoxin Antagonist (generic name: eritoran) A synthetic endotoxin antagonist, E5564, showed expected safety and efficacy profile in patients with severe sepsis caused by endotoxins from various types of gram-negative bacteria. Phase III study was initiated.	Inj.	In-house
E7389	U.S.	(FY2007 Subpart H application)	Anti-cancer (breast cancer)/Microtubule Growth Suppressor E7389 is a synthetic analog of Halichondrin B from a marine sponge. The compound acts against tumor growth by inhibiting cell division through blocking microtubule growth. Currently running Subpart H application study for breast cancer and Phase III study for breast cancer was initiated.	Inj.	In-house

* The expected filing schedule of Subpart H application of E7389 has been changed from FY2006 to FY2007.

1-5 Phase II

(Product) Name (Research Code)	Area	Description	Form	Origin
ARICEPT (E2020) (Additional indication)	U.S. EU	Migraine Prophylaxis Currently indicated for the treatment of mild to moderate dementia due to Alzheimer's disease. Now in Phase II for the additional indication of migraine prophylaxis.	Tab.	In-house
E2007	U.S. EU	Epilepsy, Multiple Sclerosis and Migraine Prophylaxis/AMPA Receptor Antagonist Selectively antagonizes the AMPA-type glutamate receptor. Under development as a treatment for epilepsy, multiple sclerosis and migraine prophylaxis.	Tab.	In-house
E7389	U.S.	Anti-cancer (breast cancer, non-small cell lung cancer, prostate cancer) /Microtubule Growth Suppressor E7389 is a synthetic analog of Halichondrin B from a marine sponge. The compound acts against tumor growth by inhibiting cell division through blocking microtubule growth. POC for breast cancer and non-small cell lung cancer was achieved. Phase II study for breast cancer for Subpart H application in progress. Now in Phase II for prostate cancer.	Inj.	In-house
E5555	U.S. EU	Acute Coronary Syndrome(ACS)/Thrombin receptor antagonist Inhibits platelet aggregation and smooth-muscle proliferation based on thrombin receptor antagonism. Phase II study for the treatment of ACS was initiated.	Tab.	In-house

* The U.S. Phase II study of ACHIPHEX for intermittent therapy for symptomatic GERD was discontinued.

- POC (Proof of Concept): Proof of drug concept in clinical study
- Subpart H application: Allows for early approval in the U.S. of promising drugs for diseases that are serious or life-threatening, where the new drug appears to provide benefit over available therapy.

2. Development in Japan

2-1 Filed for Approval

(Product) Name (Research Code)	Application	Description	Form	Origin
T-614	Sep-03	Rheumatoid Arthritis (generic name: iguratimod) Suppresses lymphocyte proliferation, immunoglobulin and inflammatory cytokines production. Expected to treat chronic rheumatoid arthritis.	Tab.	Toyama Chemical
TAMBOCOR (E0735) (Additional indication)	Dec-04	Paroxysmal Atrial Fibrillation, Flutter The compound has already been approved as the treatment for ventricular tachyarrythmias in Japan and is filed for the treatment of paroxysmal atrial fibrillation, flutter.	Tab.	3M
PARIET (E3810) (Additional indication)	Mar-05	Eradication of *H. pylori* in Combination with Antibiotics Currently indicated for the treatment of peptic ulcers, erosive GERD, Zollinger-Ellison syndrome in Japan. Submitted for the eradication of *H. pylori* infection.	Tab.	In-house
ARICEPT (E2020) (Additional indication)	Dec-05	Severe Dementia due to Alzheimer's disease Currently indicated for the treatment of mild to moderate dementia due to Alzheimer's disease. Submitted for the treatment of severe dementia due to Alzheimer's disease.	Tab.	In-house
D2E7	Dec-05	Rheumatoid Arthritis/Human Anti TNF-alpha Monoclonal Antibody (generic name: adalimumab) By blocking the activity of Tumor Necrosis Factor-alpha (TNF-alpha) which plays a central role in inflammation in autoimmune diseases, D2E7 is expected to be effective in patients with rheumatoid arthritis(RA). Submitted for the treatment of RA.	Inj.	Abbott
PARIET (E3810) (Additional indication)	Mar-06	Symptomatic GERD Currently indicated for the treatment of peptic ulcers, erosive GERD, Zollinger-Ellison syndrome in Japan. Submitted for the treatment of symptomatic GERD.	Tab.	In-house
PARIET (E3810) (Additional indication)	Aug-06	Secondary Eradication of H. pylori in Combination with Antibiotics Submitted for secondary eradication of H. pylori (an alternative eradication for patients who do not respond to the primary eradicatoin).	Tab.	In-house

2-2 Phase III

(Product) Name (Research Code)	Expected Application	Description	Form	Origin
KES524	FY2007	Obesity Management/Central Acting Serotonin & Noradrenaline Reuptake Inhibitor (generic name: sibutramine) Inhibits the reuptake of the cerebral neurotransmitters, noradrenaline and serotonin. By enhancing the feeling of satiety and increasing energy consumption, it is expected to result in loss of body weight.	Cap.	Abbott

2-3 Phase II

(Product) Name (Research Code)	Description	Form	Origin
E2014	Cervical Dystonia/Botulinum Toxin Type B Botulinum toxin acts on cholinergic nerve ending synapses and inhibits the release of acetylcholine to relax muscles.	Inj.	Solstice Neuro-Sciences
E0167	Recurrence of Hepatocellular Carcinoma/Vitamin K_2 Vitamin K_2 (menatetrenone) currently indicated for the treatment of osteoporosis. Now in Phase II for the prevention of recurrence of hepatocellular carcinoma.	Cap.	In-house
D2E7	Psoriasis/Human Anti TNF-alpha Monoclonal Antibody (generic name: adalimumab) By blocking the activity of Tumor Necrosis Factor-alpha (TNF-alpha) which plays a central role in inflammation in autoimmune diseases, D2E7 is expected to be effective in patients with psoriasis. Currently submitted for rheumatoid arthritis. Now in Phase II for psoriasis.	Inj.	Abbott
E0302	Amytrophic Lateral Sclerosis(ALS)/Mecobalamine Mecobalamine currently indicated for the treatment of peripheral neuropathy. Phase II study for amytrophic lateral sclerosis(ALS) was initiated.	Inj.	In-house
IOMERON(E7337) (Additional dosage and administration)	X-ray Contrast Medium Currently indicated for CT(computerized tomography) angiography. Additional dosage and administration CT angiography is expected.	Inj.	Bracco
E7210 (Suspended)	Ultrasonic Contrast Medium Microbubbles of E7210 reflect ultrasound. Phase II study is suspended.	Inj.	Bracco

* The Japan Phase II study for E7070 for gastric cancer was discontinued.
(Studies for other types of cancer are ongoing in the U.S.)

X. Major Events

Date	Description
Oct. 2006	Annouced completion of acquisition of four oncology-related products from Ligand <Oct. 26, 2006 released>
	Signed joint research agreement with Sanko Junyaku and FUJIREBIO for Development of a New KL-6 Test Kit (supplementary diagnostic marker for interstitial pneumonia) compatible with *LUMIPULSE* (automatic chemiluminescent enzyme immunoassay system) <Oct. 19, 2006 released>
	Notice regarding revision of the semiannual business forecast by subsidiary Sanko Junyaku Co., Ltd. <Oct. 19, 2006 released>
	Received approval from U.S. FDA for a supplemental New Drug Application for *Aricept* in the treatment of severe Alzheimer's disease <Oct. 14, 2006 released>
	Received decisions of summary judgment motion in US legal action over *Aciphex* ANDA filing <Oct. 9, 2006 released>
	Eisai's research subsidiary "KAN Research Institute" launched research operations in the Kobe Medical Industry Development Project Site <Oct. 2, 2006 released>
	Established Eisai Clinical Research Singapore Pte. Ltd.
Sep. 2006	Eisai's lawsuit against three Japanese generic drug manufacturers/distributors regarding the sales of *Selbex* 50mg based on the Japanese Unfair Competition Prevention Law dismissed by Court <Sep. 27, 2006 released>
	Acquired four oncology-related products from Ligand <Sep. 8, 2006 released>
Aug. 2006	Notice concerning the result of the Company's own share acquisition through ToSTNeT-2 <Aug. 30, 2006 released>
	Notice concerning acquisition of the Company's own shares through ToSTNet-2 <Aug. 29, 2006 released>
	Commenced U.S. legal action over *Aricept* ODT ANDA filing <Aug. 4, 2006 released>
Jul. 2006	Started marketing severe chronic pain agent *Prialt* in the UK and Germany. <Jul. 31, 2006 released>
	Continuation of policy for protection of the company's corporate value and common interests of shareholders <Jul. 31, 2006 released>
	Acquisition of treasury stock <Jul. 31, 2006 released>
	Concluded co-development and distribution agreement with Solvay Pharmaceuticals Marketing & Licensing AG on treatment for pancreatic exocrine insufficiency (SA-001) in Japan <Jul. 27, 2006 released>
	Mutually agreed with Teva to end collaboration agreement for rasagiline. < Jul. 12, 2006 released>
	Stock options (new share subscription rights) including the amount paid in upon the exercise of stock options <Jul. 10, 2006 released>
	Started operation of marketing subsidiary in Singapore. <Jul. 4, 2006 released>
Jun. 2006	Licensed selective estrogen receptor modulators (SERMs) to Radius. <Jun. 29, 2006 released>
	Allotment of stock options (new share subscription rights) <Jun. 23, 2006 released>
May. 2006	Resolved dissolution of Eisai U.S.A. Inc. <May 19, 2006 released>
	Partial amendment of articles of corporation <May 16, 2006 released>
	Provision of stock options in the form of new stock issuance <May 16, 2006 released>
	Filed application with the MHRA for New *Aricept* indication: severe Alzheimer's disease. <May 16, 2006 released>
	Signed joint development agreement with Nitto Denko on a transdermal patch formulation of *Aricept*. <May 10, 2006 released>
	Announced the initiation of first clinical study for E2012, potential new treatment for Alzheimer's Disease. <May 9, 2006 released>
	Established pharmaceutical marketing subsidiary in Singapore.
Apr. 2006	Release about personal information documentation loss. <Apr. 21, 2006 released>
	Agreement with Dainippon Sumitomo Pharma of licensing for "*Gasmotin*", a gastroprokinetic agent, for countries in Asia including ASEAN members. <Apr. 17, 2006 released>
	Established Eisai R&D Management Co., Ltd.
	Initiated 5th Mideum-term Strategic Plan "Dramatic Leap Plan".

* Events are posted in accordance with execution date.